

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

13 June 2005




05009222

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL
SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. Announcement made by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the Notice of Extraordinary General Meeting in respect of the proposed disposal by Resorts World Limited, an indirect wholly-owned subsidiary of Resorts World Bhd, of its entire equity interest in Geremi Limited to Genting International PLC ("GIPLC") for a consideration of United States Dollar ("USD") 4.6 million to be satisfied through the issuance of 26,136,364 new ordinary shares of USD0.10 each in GIPLC ("GIPLC share") at an issue price of USD0.176 per GIPLC share ("Proposed Disposal").

2. Circular to Shareholders dated 13 June 2005 in relation to the Proposed Disposal.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

RECEIVED
2005 JUN 23 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229



Form Version 2.0

General Announcement

Initiated by **MB_CIMB4** on **06/10/2005 04:18:45 PM**
Submitted by **MB_CIMB4** on **06/10/2005 06:27:01 PM**
Reference No **MM-050610-58725**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS**
*	Stock code	:	**4715**
*	Contact person	:	**CHARMAINE CHEE/KHAIRIZAN**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03 2084 8781**
	E-mail address	:	**charmaine.chee@cimb.com.my**
*	Type	:	**Announcement**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR "COMPANY")

NOTICE OF EXTRAORDINARY GENERAL MEETING ("EGM")

* **Contents :-**

On behalf of Resorts, Commerce International Merchant Bankers Berhad wishes to announce that an EGM of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting ("**AGM**") of the Company, whichever is later, or at any adjournment. The AGM will be held at the same venue and on the same day at 3.00 p.m., or at any adjournment.

Please refer to the attached file for the Notice of the EGM.

This announcement is dated 10 June 2005.



Notice_EGM.pd

Exemption No. 82-3229



RESORTS WORLD BHD
(58019-U)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("**EGM**") of Resorts World Bhd ("**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting ("**AGM**") of the Company, whichever is later, or at any adjournment. The AGM will be held at the same venue and on the same day at 3.00 p.m., or at any adjournment. The EGM will be held for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED DISPOSAL BY RESORTS WORLD LIMITED ("RWL"), AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD BHD, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED ("GEREMI") TO GENTING INTERNATIONAL PLC ("GIPLC") FOR A CONSIDERATION OF UNITED STATES DOLLAR ("USD") 4.6 MILLION TO BE SATISFIED THROUGH THE ISSUANCE OF 26,136,364 NEW ORDINARY SHARES OF USD0.10 EACH IN GIPLC ("GIPLC SHARE") AT AN ISSUE PRICE OF USD0.176 PER GIPLC SHARE ("PROPOSED DISPOSAL")

"**THAT** authority be and is hereby given to the Company to authorise Sierra Springs Sdn Bhd ("SS"), a wholly-owned subsidiary of the Company to authorise RWL, a wholly-owned subsidiary of SS, to enter into arrangement(s) and/or agreement(s) for the disposal by RWL to GIPLC of its entire equity interest in Geremi, comprising two (2) ordinary shares of USD1.00 each, for a consideration of USD4.6 million to be satisfied by the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share **AND THAT** the Directors of the Company, SS and RWL be and are hereby authorised to take all such steps and to enter into and execute all commitments, transactions, deeds, agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and give full effect to the Proposed Disposal with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments, as may be required by any relevant authority/authorities and/or any amendments, variations and/or modifications as they may deem fit, necessary, expedient and/or appropriate in the interest of the Company and/or any of its aforesaid subsidiaries as may be approved by any relevant authority/authorities if such approval(s) are required."

BY ORDER OF THE BOARD

Tan Wooi Meng
Company Secretary

Kuala Lumpur, Malaysia
13 June 2005

Notes:

1. *A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies (but not more than two (2)) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the above meeting or at any adjournment.*

2. *In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If you have sold or transferred all your ordinary shares in us, you should hand this Circular, together with the accompanying Form of Proxy, to the purchaser or agent through whom you sold or transferred your ordinary shares so that they may be forwarded to the purchaser or transferee.

The Notice of Extraordinary General Meeting ("**EGM**") and the Form of Proxy are set out in this Circular. Our EGM will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of our 25th Annual General Meeting ("**AGM**"), whichever is later, or at any adjournment. The AGM will be held at the same venue and on the same day at 3.00 p.m., or at any adjournment.

Bursa Malaysia Securities Berhad is not responsible for the contents of this Circular, makes no representation that this Circular is accurate or complete and expressly disclaims any liability for any loss arising from, or due to your reliance on this Circular.



RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

PART A

(I) PROPOSED DISPOSAL BY RESORTS WORLD LIMITED ("RWL"), OUR WHOLLY-OWNED SUBSIDIARY, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED TO GENTING INTERNATIONAL PLC ("GIPLC") FOR A CONSIDERATION OF USD4.6 MILLION TO BE SATISFIED THROUGH THE ISSUANCE OF 26,136,364 NEW ORDINARY SHARES OF USD0.10 EACH IN GIPLC ("GIPLC SHARE") AT AN ISSUE PRICE OF USD0.176 PER GIPLC SHARE ("PROPOSED DISPOSAL"); AND

(II) DISPOSAL BY RWL OF 26,343,468 ORDINARY SHARES OF 5 PENCE EACH IN LONDON CLUBS INTERNATIONAL PLC TO PALOMINO LIMITED, A WHOLLY-OWNED SUBSIDIARY OF GIPLC FOR A CONSIDERATION OF GBP31,713,847 WHICH WAS SATISFIED THROUGH THE ISSUANCE OF 329,087,489 NEW GIPLC SHARES AT AN ISSUE PRICE OF USD0.183 PER GIPLC SHARE

PART B

INDEPENDENT ADVICE LETTER TO OUR MINORITY SHAREHOLDERS IN RELATION TO THE PROPOSED DISPOSAL

AND

NOTICE OF EGM

PART A
Adviser for the Proposed Disposal

CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

PART B
Independent Adviser for the Proposed Disposal

AmMerchant Bank Berhad
(Company No. 23742-V)
A member of



AmInvestment Group

Last day and time for lodging the Form of Proxy	:	Sunday, 26 June 2005 at 4.00 p.m.
Date and time of the EGM	:	Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of our 25th AGM, whichever is later, or at any adjournment.

This Circular is dated 13 June 2005

DEFINITIONS

The following terms used in this Circular have the same meaning as set out below unless the term is defined otherwise or the context requires otherwise:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
AmMerchant	:	AmMerchant Bank Berhad, the independent adviser for the Proposed Disposal
Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
Bursa Securities LR	:	Listing Requirements of Bursa Securities
CIMB	:	Commerce International Merchant Bankers Berhad
CLOB	:	Central Limit Order Book Trading System of the Singapore Exchange Limited
EGH	:	E-Genting Holdings Sdn Bhd
EGH Disposal	:	Disposal of our 20% equity interest in EGH to Geremi through a SSPA dated 20 April 2005
EGH Share(s)	:	Ordinary share(s) of RM1.00 each in EGH
EGM	:	Extraordinary General Meeting
EPS	:	Earnings per share
Genting	:	Genting Berhad, our holding company
Genting Group	:	Genting and its subsidiaries
Geremi	:	Geremi Limited, a wholly-owned subsidiary of RWL
Geremi Share(s)	:	Ordinary share(s) of USD1.00 each in Geremi
GIPLC	:	Genting International PLC, a 64.56%-owned subsidiary of GOHL
GIPLC Group	:	GIPLC and its subsidiaries
GIPLC Share(s)	:	Ordinary share(s) of USD0.10 each in GIPLC
GOHL	:	Genting Overseas Holdings Limited, a wholly-owned subsidiary of Genting
IT	:	Information technology
LAT	:	Loss after taxation
LBT	:	Loss before taxation
LCI	:	London Clubs International plc
LCI Disposal	:	Disposal of 26,343,468 LCI Shares representing 11.84% of the issued and paid-up share capital of LCI as at the date of the SSPA for the disposal, being 6 May 2005, by RWL to Palomino, for a consideration of GBP31,713,847 which was satisfied through the issuance of 329,087,489 new GIPLC Shares at an issue price of USD0.183 per GIPLC Share
LCI Group	:	LCI and its subsidiaries
LCI Share(s)	:	Ordinary share(s) of 5 pence each in LCI
LPD	:	18 May 2005, being the latest practicable date prior to the printing of this Circular

MI : Minority interest

NTA : Net tangible assets

Palomino : Palomino Limited, a wholly-owned subsidiary of GIPLC

PAT : Profit after taxation

PBT : Profit before taxation

Proposed Disposal : Proposed disposal by RWL of its entire equity interest in Geremi to GIPLC for a consideration of USD4.60 million to be satisfied through the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share

RPS : Redeemable preference shares

RWL : Resorts World Limited, a wholly-owned subsidiary of SS

SCL : Star Cruises Limited, an associated company of Genting

Sedby : Sedby Limited, a wholly-owned subsidiary of GOHL

SS : Sierra Springs Sdn Bhd, our Company's wholly-owned subsidiary

SSPA : Share Sale and Purchase Agreement

Stanley Leisure : Stanley Leisure plc

Stanley Leisure Share(s) : Ordinary share(s) of 25 pence each in Stanley Leisure

Transactions : LCI Disposal and Proposed Disposal, collectively

UK : United Kingdom

WAP : Volume weighted average market price

AUD : Australian dollar

Baht : Thai baht

CAD : Canadian dollar

GBP and pence : Great Britain pound and pence, respectively

HKD : Hong Kong dollar

RM and sen : Ringgit Malaysia and sen, respectively

Rs : Indian rupee

SGD : Singapore dollar

USD and cent : United States dollar and cent, respectively

The translations of USD to RM and GBP to USD are assumed to be USD1.000 : RM3.800 and GBP1.000 : USD1.899 respectively.

All references to "our Company" or "Resorts" in this Circular are to Resorts World Bhd, references to "our Group" are to our Company and our consolidated subsidiaries and references to "we", "us", "our" and "ourselves" are to our Company, and save where the context otherwise requires, and our consolidated subsidiaries.

No: 82-3229

CONTENTS

PART A

LETTER TO OUR SHAREHOLDERS CONTAINING:



RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

13 June 2005

Directors:

Tan Sri Lim Kok Thay *(Chairman, President and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Quah Chek Tin *(Executive Director and Chief Operating Officer)*
Mr. Justin Tan Wah Joo *(Executive Director)*
Dato' Siew Nim Chee *(Independent Non-Executive Director)*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman *(Independent Non-Executive Director)*
Tan Sri Dr. Lin See Yan *(Independent Non-Executive Director)*
Tan Sri Datuk Clifford Francis Herbert *(Independent Non-Executive Director)*

To our shareholders

Dear Sir/Madam

(I) PROPOSED DISPOSAL BY RWL OF ITS ENTIRE EQUITY INTEREST IN GEREMI TO GIPLC FOR A CONSIDERATION OF USD4.6 MILLION TO BE SATISFIED THROUGH THE ISSUANCE OF 26,136,364 NEW GIPLC SHARES AT AN ISSUE PRICE OF USD0.176 PER GIPLC SHARE; AND

(II) DISPOSAL BY RWL OF 26,343,468 LCI SHARES TO PALOMINO FOR A CONSIDERATION OF GBP31,713,847 WHICH WAS SATISFIED THROUGH THE ISSUANCE OF 329,087,489 NEW GIPLC SHARES AT AN ISSUE PRICE OF USD0.183 PER GIPLC SHARE

1. INTRODUCTION

1.1 On 13 May 2005, CIMB announced on our behalf that RWL had entered into a SSPA on the same day with GIPLC ("**GIPLC SSPA**"), for the Proposed Disposal which involves the disposal of our entire equity interest in Geremi for a consideration of USD4.60 million (approximately RM17.48 million). Under the Proposed Disposal, we will effectively be disposing our 20% equity interest in EGH, comprising 62,500 EGH Shares, to GIPLC. Further details on the Proposed Disposal are set out in Section 2.1.

1.2 While the Proposed Disposal is not a material transaction relative to the scale of our operations, it requires your approval when it is aggregated with the LCI Disposal under the principles of aggregation of Practice Note No. 14/2002 issued in relation to Chapter 10 of the Bursa Securities LR.

1.3 We announced the LCI Disposal on 6 May 2005, which involves the disposal by RWL of 26,343,468 LCI Shares for a consideration of GBP31,713,847 (approximately RM228.85 million). Further details on the LCI Disposal are set out in Section 2.2.

1.4 We intend for this Circular to provide you with details of the Transactions. We will be seeking your approval for the resolution on the Proposed Disposal to be tabled at our coming EGM. The Notice convening the EGM is enclosed in this Circular. The details on the LCI Disposal are provided for your information only. You are not required to take any action in relation to the LCI Disposal.

YOU ARE ADVISED TO READ THIS CIRCULAR, INCLUDING THE INDEPENDENT ADVICE LETTER IN PART B OF THIS CIRCULAR, CAREFULLY BEFORE VOTING ON THE RESOLUTION ON THE PROPOSED DISPOSAL.

2. DETAILS OF THE TRANSACTIONS

2.1 Proposed Disposal

2.1.1 We entered into the GIPLC SSPA following our acceptance of GIPLC's letter of offer dated 10 May 2005, to acquire our entire equity interest in Geremi.

2.1.2 The Proposed Disposal forms part of an internal reorganisation of the Genting Group which involves the disposal by Genting and us of 80% and 20% equity interests respectively in EGH to GIPLC for a total consideration of USD23.00 million (approximately RM87.40 million). GIPLC will satisfy the consideration by issuing 130,681,819 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share. Accordingly, after the Proposed Disposal, we will have an 8.00% equity interest in EGH through GIPLC, while Genting will have a 65.02% equity interest in EGH through GIPLC.

2.1.3 The other salient terms of the GIPLC SSPA are as follows:

(i) We will sell the Geremi Shares free from all charges, liens, equities or any other encumbrances and with full rights attached from the date of the GIPLC SSPA for a consideration of USD4.60 million;

(ii) GIPLC shall satisfy the consideration by allotting and issuing to RWL and/or its nominees, 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share;

(iii) The GIPLC SSPA is conditional on the following conditions being fulfilled or complied with within six (6) months from the date of the GIPLC SSPA or within any agreed extended period:

(a) completion of the EGH Disposal. The conditions precedent of the SSPA for the EGH Disposal have been met. However, the EGH Shares are pending transfer to Geremi;

(b) approval of our shareholders; and

(c) all other approvals that may be required or imposed by the relevant authorities for the GIPLC SSPA.

GIPLC will make an application to the Luxembourg Stock Exchange for the listing of the new GIPLC Shares to be issued under the Proposed Disposal; and

(iv) The GIPLC SSPA is governed by the laws of the Isle of Man, British Isles.

2.1.4 The consideration of USD4.60 million was arrived at after taking into consideration the following:

(i) the audited PAT and NTA of EGH of RM3,124,467 and RM14,751,910 respectively for the financial year ended 31 December 2003;

(ii) the audited PAT and NTA of EGH of RM5,868,467 and RM28,220,377 respectively for the financial year ended 31 December 2004; and

(iii) the future prospects and earnings potential of EGH and the GIPLC Group.

Save for the consideration, no liabilities will be assumed by GIPLC under the Proposed Disposal.

2.1.5 The new GIPLC Shares under the Proposed Disposal are to be issued at USD0.176 each, being the WAP of GIPLC Shares traded on the CLOB from 8 April 2005 to 9 May 2005. The new GIPLC Shares will, upon allotment and issue, rank equal in all respects with the existing GIPLC Shares, except that they shall not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which is before the date of allotment of the new GIPLC Shares. We do not have any intention to sell the new GIPLC Shares that we will receive under the Proposed Disposal in the near future.

2.1.6 The total original cost of our investment in our 20% equity interest in EGH and RWL's entire equity interest in Geremi made on 23 December 2004 and 14 October 2004 respectively, was RM7.50 million.

2.1.7 Barring any unforeseen circumstances, we expect to complete the Proposed Disposal by the fourth quarter of 2005.

2.1.8 The background of the companies involved in the Proposed Disposal are as set out below:

(i) EGH

EGH, which was incorporated in Malaysia on 25 October 1982, is principally an investment holding company and is involved in the provision of IT related services. EGH's subsidiaries are involved in software development, IT support and consultancy, system integration, call centre operations, loyalty programme services and other IT related services. These services are supplied primarily to companies within the Genting Group. EGH recently embarked into the e-gaming business and plans to develop and expand on this area.

As at the LPD, EGH's authorised share capital is RM1,000,000, comprising 500,000 EGH Shares and 500,000 1% convertible non-cumulative RPS of RM1.00 each, of which 312,500 EGH Shares are issued and fully paid-up.

Further information on EGH is set out in Appendix I of this Circular.

(ii) **Geremi**

Geremi, which was incorporated in the Isle of Man, British Isles on 14 October 2004, is principally an investment holding company. As at the LPD, Geremi's authorised share capital is USD3,000, comprising 3,000 Geremi Shares, of which two (2) Geremi Shares are issued and fully paid-up.

Further information on Geremi is set out in Appendix II of this Circular.

(iii) **GIPLC**

GIPLC was incorporated in the Isle of Man, British Isles on 16 August 1984. It is presently a public limited company listed on the Luxembourg Stock Exchange with its shares quoted on the CLOB. It is principally an investment holding company. The principal activities of its subsidiaries include investments and provision of sales and marketing services to leisure and hospitality related businesses.

As at the LPD, GIPLC's present authorised share capital is USD500,000,000, comprising 5,000,000,000 GIPLC Shares, of which 4,310,573,608 GIPLC Shares are issued and fully paid-up. On 24 May 2005, its authorised share capital was increased to USD2,000,000,000, comprising 20,000,000,000 GIPLC Shares. After the completion of the Proposed Disposal and GIPLC's acquisition of Genting's 80% equity interest in EGH, GIPLC's enlarged issued and paid-up share capital will increase to 4,441,255,427 GIPLC Shares.

Further information on GIPLC is set out in Appendix III of this Circular.

2.2 LCI Disposal

2.2.1 We entered into the SSPA with Palomino on 6 May 2005 for the LCI Disposal ("**Palomino SSPA**") following our acceptance of Palomino's letter of offer dated 5 May 2005, to acquire our equity interest in LCI.

2.2.2 Under the SSPA, we agreed to dispose our 26,343,468 LCI Shares, representing 11.84% of the issued and paid-up share capital of LCI as at 6 May 2005 to Palomino for a consideration of GBP31,713,847. We completed the LCI Disposal on 12 May 2005.

2.2.3 The consideration of GBP31,713,847 for our 26,343,468 LCI Shares was arrived at based on the WAP of LCI Shares traded on the London Stock Exchange from 5 April 2005 to 4 May 2005 of GBP1.20.

Save for the consideration, no liabilities were assumed by Palomino and/or GIPLC under the LCI Disposal.

2.2.4 GIPLC satisfied the consideration by issuing to us 329,087,489 new GIPLC Shares at an issue price of USD0.183 per GIPLC Share, being the WAP of GIPLC Shares traded on the CLOB from 5 April 2005 to 4 May 2005. The new GIPLC Shares were issued free from all charges, liens, equities or any other encumbrances, and rank equal in all respects with the GIPLC Shares in issue before the LCI Disposal, with full rights attached on and from 12 May 2005. We do not have any intention to sell the new GIPLC Shares that we received under the LCI Disposal in the near future.

GIPLC will make an application to the Luxembourg Stock Exchange for the listing of the new GIPLC Shares issued under the LCI Disposal.

2.2.5 The original cost of our investment in our 26,343,468 LCI Shares, made between September 2003 to April 2004, was RM115.51 million. We have realised a net gain of approximately RM113.34 million from the LCI Disposal.

2.2.6 The background of the companies involved in the LCI Disposal are as set out below:

(i) Palomino

Palomino was incorporated in the Isle of Man, British Isles on 24 October 1990. Palomino's principal activity is investments. As at the LPD, Palomino's authorised share capital is USD4,000, comprising 4,000 ordinary shares of USD1.00 each, of which four (4) ordinary shares of USD1.00 each are issued and fully paid-up. Palomino is a wholly-owned subsidiary of GIPLC.

As at the LPD, the Directors of Palomino are Tan Sri Lim Kok Thay, Ms. Katharine Georgina Harding and Mr. Ong Moh Pheng *(Alternate to Ms. Katharine Georgina Harding)*.

(ii) LCI

LCI was incorporated and registered in England and Wales under the Companies Act, 1985 of the UK, on 14 October 1993 as a public company limited by shares under the name of Keymargin Public Limited Company. It assumed its present name on 22 April 1994 and has been publicly quoted on the London Stock Exchange since 1994. The LCI Group's principal activity is the operation of casinos.

As at the LPD, LCI's authorised share capital is GBP13.00 million, comprising 260.00 million LCI Shares, of which 222.56 million LCI Shares are issued and fully paid-up.

Further information on LCI is set out in Appendix IV of this Circular.

3. CONDITIONALITY

The LCI Disposal is not conditional on the Proposed Disposal and vice versa.

The Proposed Disposal is conditional upon the completion of the EGH Disposal. The conditions precedent of the SSPA for the EGH Disposal have been met. However, the EGH Shares are pending transfer to Geremi.

4. RATIONALE FOR THE TRANSACTIONS

4.1 Proposed Disposal

We are undertaking the EGH Disposal and Proposed Disposal as part of both our Group's and Genting Group's strategy to rationalise all investments and business ventures that have international exposure under GIPLC.

The Proposed Disposal will allow us to participate in GIPLC's future performance through our shareholdings in GIPLC. The prospects of GIPLC are discussed in Section 5.1. The Proposed Disposal also will, in effect, convert our interest in EGH to GIPLC Shares which are more liquid since GIPLC is listed.

In addition, the EGH Disposal and Proposed Disposal are also aimed at unlocking the potential of the e-gaming business of both our Group and Genting Group by integrating the strengths of EGH and GIPLC. GIPLC is spearheading Genting's expansion into overseas leisure and gaming markets in line with the Genting Group's objective to develop into a global participant in the leisure and gaming businesses. GIPLC, by virtue of its global operations, will provide EGH with the access and exposure to more liberal and sophisticated markets with the aim of unlocking its potential in e-gaming.

Under GIPLC, EGH will also have greater access to the international capital markets who are more familiar with the sophistication of e-gaming and the gaming industry in general. This would ease potential fund-raising efforts of EGH for its future growth, should the need arise.

4.2 LCI Disposal

Similar to the Proposed Disposal, we implemented the LCI Disposal as part of both our Group's and Genting Group's strategy to rationalise all investments and business ventures that have international exposure under GIPLC.

Although the LCI Disposal resulted in the disposal of our then 11.84% interest in LCI, we are still able to participate in LCI's performance through our shareholdings in GIPLC. Furthermore, we are also able to participate in the performance of GIPLC's other gaming interests namely, Stanley Leisure and Maxims Casino Club.

5. PROSPECTS AND RISK FACTORS IN RELATION TO THE TRANSACTIONS

5.1 Prospects

Our equity interest in GIPLC after we completed the LCI Disposal is 7.63%. When we complete the Proposed Disposal, our equity interest in GIPLC will increase to 8.00%. Our strategy to dispose of EGH to GIPLC and receive GIPLC Shares as consideration would provide our Group with an opportunity to further participate in GIPLC's business and future growth.

We envisage that the growth of GIPLC will stem from the opportunities in the international gaming sector as well as development and participation in the e-gaming industry. GIPLC is Genting's subsidiary that is spearheading the Genting Group's expansion into the overseas leisure and gaming markets. In recent months, the Genting Group's interests in international gaming operations have been consolidated under GIPLC. These include the recent acquisition of Stanley Leisure Shares and acquisition of LCI Shares. Stanley Leisure is the UK's largest casino operator with 41 casinos including Star City in Birmingham, which is the UK's largest casino. LCI currently operates seven (7) casinos in the UK, including five (5) in London, as well as casinos in Egypt, Lebanon and South Africa. GIPLC through its indirect subsidiary, Coastbright Limited, manages Maxims Casino Club, which is one of the exclusive, top-end casinos in London's West End. Stanley Leisure and LCI are listed on the London Stock Exchange. In addition, GIPLC has also recently completed a rights issue which provided the company with funding to pursue other strategic investments.

Such developments for GIPLC are timed to take advantage of the rapid development of the global gaming industry and changes in the regulatory environment for e-gaming. Being an international company, GIPLC has better access to capital markets and more flexibility to pursue expansion strategies, strategic investments and at the same time give EGH the necessary exposure to allow EGH to build on its e-gaming operations. In light of these developments, we expect that the combination of EGH and GIPLC will enhance the prospects of GIPLC.

In addition, recent developments in Singapore pertaining to the proposed development of integrated resorts on Singapore's Sentosa Island and Marina Bayfront present a significant investment opportunity for GIPLC. The Genting Group, via GIPLC and SCL, is amongst the 14 companies that have been invited by the Singapore Tourism Board to submit proposals for the said proposed development.

5.2 Risk factors

GIPLC is generally subject to the risks relating to the gaming sector which are similar to the risks that we are presently exposed to, by virtue of our own gaming-related operations. Nonetheless, in addition to the risks relating to the gaming sector, the additional risk factors with respect to an investment in GIPLC are as set out below:

(i) Country factors

GIPLC's investments and operations are mainly concentrated in Asia Pacific and the UK and are therefore subject to the economic conditions, political risk, regulatory risk and foreign currency risk of the relevant countries in the region. Specifically, each of the different jurisdictions in which GIPLC has gaming exposure has its individual regulations and legislation that may impact gaming operations and repatriation of profits. Changes to these regulations and legislation as well as changes to the operating environment in the respective countries may affect the gaming operations in which GIPLC has interests as well as the returns that GIPLC may receive from these operations. However, we do not believe that the risks that GIPLC faces in Asia Pacific and the UK are any different from that of other companies in the abovementioned gaming markets.

(ii) Foreign currency exposure

The return of our investment in GIPLC will most likely come in two (2) forms, being capital appreciation of the GIPLC Shares which are listed securities and dividend income from GIPLC. Given that these returns are denominated in USD, the actual return to us in RM will be subject to the exchange rate between USD and RM. While this risk is presently mitigated by the peg between USD and RM, there can be no assurance that any change in the peg will not affect the total return of our investment in GIPLC.

(iii) Funding needs

GIPLC has indicated that it plans to embark on the development of integrated resorts and leisure related businesses which have a strategic fit with the gaming business which may require additional funding. As such, it may need to raise additional funds in either the international debt or equity capital markets. While there can be no assurance for continued access to funds, historically GIPLC has successfully raised funds via the debt market and equity market through term loans obtained in 2004 and a successful rights offering of 2.37 billion new ordinary shares in February 2005. The implementation of any future equity fund raising exercise by GIPLC other than by way of rights issue may dilute our interest in GIPLC.

(iv) Minority stake in GIPLC

We will own 8.00% of the enlarged share capital of GIPLC after the completion of the Proposed Disposal. Given this minority shareholding, we will be unable to have a significant influence over the operations of GIPLC. Furthermore, we will be unable to control the dividend policy of GIPLC. GIPLC has in the past seven (7) years not declared any dividend to its shareholders and there can be no assurance that any dividend will be declared in the future. Nonetheless, to date, EGH has also not declared any dividend to us.

(v) **Competition**

The market for gaming is highly competitive. GIPLC has developed a strategy for addressing competition by strengthening its presence in the UK gaming sector through strategic investments in LCI, Stanley Leisure and Maxims Casino Club. Nevertheless, LCI, Stanley Leisure and Maxims Casino Club also face competition from other casino operators. Furthermore, the casino industry is facing challenges from other forms of gaming such as those related to e-gaming. However, the challenges stemming from technological developments within the gaming environment are partly mitigated through GIPLC's venture into e-gaming business.

6. EFFECTS OF THE TRANSACTIONS

6.1 Issued and paid-up share capital and shareholdings of major shareholders

The Transactions will not have any effect on our issued and paid-up share capital and shareholdings of our major shareholders.

6.2 Earnings

We have realised a net gain of approximately RM113.34 million pursuant to the LCI Disposal and the Proposed Disposal upon completion is expected to give rise to a net gain of approximately RM9.98 million for the financial year ending 31 December 2005.

For illustrative purposes, the proforma effects of the Transactions on our consolidated EPS are set out below:

	Audited financial year ended 31.12.04 RM million	After the Transactions RM million
Consolidated PAT of Resorts	753.35	753.35
Net gain arising from the LCI Disposal	-	113.34*1
Net gain arising from the Proposed Disposal	-	9.98*2
	753.35	876.67
Number of shares in issue as at 31 December 2004 (000)	1,091,843	1,091,843
EPS (sen)	69.00	80.29

Notes:

*1 *Based on the consideration of RM228.85 million and cost of investment of RM115.51 million.*

*2 *Based on the consideration of RM17.48 million and cost of investment of RM7.50 million.*

The above serves as an illustration only and does not purport to be a forecast of our Group's results.

6.3 NTA

The Transactions will not have a material effect on our NTA based on our audited consolidated financial statements as at 31 December 2004.

7. APPROVALS REQUIRED FOR THE TRANSACTIONS

7.1 LCI Disposal

The LCI Disposal was not subject to any approval or condition.

7.2 Proposed Disposal

The approvals required for the Proposed Disposal are as follows:

(i) approval of our shareholders at an EGM to be convened. We require this approval because of the principles of aggregation of Practice Note No. 14/2002 issued in relation to Chapter 10 of the Bursa Securities LR; and

(ii) all other approvals that may be required or imposed by the relevant authorities for the GIPLC SSPA.

8. APPOINTMENT OF INDEPENDENT ADVISER

We have appointed AmMerchant to advise our minority shareholders on the reasonableness and fairness of the Proposed Disposal. AmMerchant's independent advice letter is set out in Part B of this Circular.

9. MAJOR SHAREHOLDERS' AND DIRECTORS' INTERESTS

9.1 Major shareholders' interests

Genting is our major shareholder with 57.74% direct shareholding in us. Genting is also GIPLC's major shareholder with 64.56% and 7.63% indirect shareholdings through GOHL and RWL respectively as at the LPD.

Kien Huat Realty Sdn Bhd ("**KHR**") is a major shareholder holding 33.87% in Genting. KHR is also deemed interested in Genting through its subsidiaries. Accordingly, KHR has a deemed interest in us through its subsidiary and Genting. Lakewood Sdn Bhd ("**LSB**"), a wholly-owned subsidiary of KHR, holds 5.83% in GIPLC. Accordingly, KHR has an interest in GIPLC.

The above major shareholders are deemed interested in the Proposed Disposal and are required to abstain from voting in respect of their shareholdings in us on the resolution pertaining to the Proposed Disposal at the coming EGM. They have also undertaken to ensure that any persons connected to them will abstain from voting in respect of their shareholdings (if any) in us on the resolution for the Proposed Disposal at the coming EGM.

9.2 Directors' interests

Tan Sri Lim Kok Thay is both Genting's and our Chairman, President and Chief Executive, shareholder and share option holder. Tan Sri Lim Kok Thay is also the Chairman and a shareholder of GIPLC, a Director of RWL, Palomino and Golden Hope Limited ("**GHL**"). He has a deemed interest in the units of the Golden Hope Unit Trust ("**GHUT**") by virtue of him being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL, as trustee of GHUT, is a major shareholder of GIPLC, holding 13.32% in GIPLC. Tan Sri Lim Kok Thay is also a Director of KHR and has an interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR.

Mr. Justin Tan Wah Joo is our Executive Director and both Genting's and our share option holder. He is also the Managing Director and a shareholder of GIPLC and a Director of RWL.

Tun Mohammed Hanif bin Omar is both Genting's and our Deputy Chairman, shareholder and share option holder.

Mr. Quah Chek Tin is our Executive Director and Chief Operating Officer and shareholder. He is also an Executive Director, shareholder and a share option holder of Genting.

Tan Sri Dr. Lin See Yan is both Genting's and our Director.

Mr. Ong Moh Pheng is a Director of RWL and Palomino and a share option holder of Genting. He is also an Alternate Director to Mr. Justin Tan Wah Joo on the Board of GIPLC.

The above Directors have abstained and will continue to abstain from all deliberations and voting on the Proposed Disposal at the relevant Board meetings. They will abstain and have also undertaken to ensure that any persons connected to them will abstain from voting in respect of their shareholdings (if any) in us on the resolution for the Proposed Disposal at the coming EGM.

The interested parties' direct and indirect shareholdings in us, Genting and GIPLC are as follows:

Interested parties	Interest in us				Interest in Genting				Interest in GIPLC			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of ordinary shares of 50 sen each	%	No. of ordinary shares of 50 sen each	%	No. of ordinary shares of 50 sen each	%	No. of ordinary shares of 50 sen each	%	No. of ordinary shares of USD0.10 each	%	No. of ordinary shares of USD0.10 each	%
Major shareholders												
Genting	630,470,000	57.74	-	-	-	-	-	-	-	-	3,112,158,968*1	72.19
KHR	-	-	630,709,786*2	57.77	238,628,052	33.87	54,152,000*3	7.69	-	-	3,363,458,968*4	78.02
GOHL	-	-	-	-	-	-	-	-	2,783,071,479	64.56	-	-
GHL	-	-	-	-	-	-	-	-	574,093,326*5	13.32	-	-
RWL	-	-	-	-	-	-	-	-	329,087,489	7.63	-	-
LSB	-	-	-	-	-	-	-	-	251,300,000	5.83	-	-
Directors												
Tan Sri Lim Kok Thay	50,000	*	-	-	3,433,800	0.49	-	-	20,000	*	-	-
Tun Mohamed Hanif bin Omar	1,000	*	-	-	200	*	-	-	-	-	-	-
Mr. Quah Chek Tin	1,000	*	-	-	1,000	*	-	-	-	-	-	-
Mr. Justin Tan Wah Joo	-	-	-	-	-	-	-	-	454,000	0.01	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Ong Moh Pheng	-	-	-	-	-	-	-	-	-	-	-	-

Notes:

* *Negligible.*

*1 *Indirect holdings through GOHL and RWL.*

*2 *Deemed interested through its subsidiary and Genting.*

*3 *Deemed interested through its subsidiaries.*

*4 *Indirect holdings through GOHL, RWL and LSB.*

*5 *Held as trustee of GHUT.*

The Directors who have interest in share options in us and Genting are as follows:

Share options in the names of Director	-----Interest in us----- No. of unissued ordinary shares of 50 sen each	-----Interest in Genting---- No. of unissued ordinary shares of 50 sen each
Tan Sri Lim Kok Thay	750,000	1,000,000
Tun Mohamed Hanif bin Omar	500,000	500,000
Mr. Quah Chek Tin	-	500,000
Mr. Justin Tan Wah Joo	500,000	100,000
Mr. Ong Moh Pheng	-	20,000

Save as disclosed above, none of our major shareholders and/or our Directors or persons connected to them have any interest, direct or indirect, in the Proposed Disposal.

10. DIRECTORS' RECOMMENDATION

Our Board (save for the Directors mentioned in Section 9.2 above) having considered all aspects of the Proposed Disposal, is of the opinion that the Proposed Disposal is in our best interest and accordingly recommends you to vote in favour of the Proposed Disposal at the coming EGM.

11. EGM

An EGM will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion of our 25th AGM, whichever is later, or at any adjournment, for the purpose of considering and if thought fit, passing the resolution to give effect to the Proposed Disposal. The Notice of EGM is enclosed in this Circular.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed on it, so as to arrive at our Registered Office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, not less than 48 hours before the time set for convening the EGM. You may attend and vote in person at the EGM, if you wish to do so, even if you have completed and returned the Form of Proxy.

12. FURTHER INFORMATION

You are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors of
RESORTS WORLD BHD

Tan Sri Alwi Jantan
Executive Director

PART B

INDEPENDENT ADVICE LETTER FROM AmMERCHANT TO OUR MINORITY SHAREHOLDERS


AmInvestment Group

13 June 2005

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam,

PROPOSED DISPOSAL BY RESORTS WORLD LIMITED, A WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD BHD, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED TO GENTING INTERNATIONAL PLC FOR A CONSIDERATION OF USD4.60 MILLION TO BE SATISFIED THROUGH THE ISSUANCE OF 26,136,364 NEW ORDINARY SHARES OF USD0.10 EACH IN GENTING INTERNATIONAL PLC AT AN ISSUE PRICE OF USD0.176 EACH

---

1. INTRODUCTION

On 13 May 2005, Commerce International Merchant Bankers Berhad ("**CIMB**"), on behalf of Resorts World Bhd ("**Resorts**"), announced that Resorts World Limited ("**RWL**"), an indirect wholly-owned subsidiary of Resorts, had on the same day entered into a share sale and purchase agreement ("**SSPA**") with Genting International PLC ("**GIPLC**") for the disposal of its entire equity interest in Geremi Limited ("**Geremi**") for a consideration of USD4.60 million ("**Proposed Disposal**"). The consideration will be satisfied by the issuance of 26,136,364 new ordinary shares of USD0.10 each in GIPLC at an issue price of USD0.176 each.

The Proposed Disposal was entered into to effect the disposal of RWL's 20% equity interest in E-Genting Holdings Sdn Bhd ("**EGH**"), comprising 62,500 EGH shares, through the proposed disposal of Geremi to GIPLC.

The Proposed Disposal is deemed a related-party transaction by virtue of the major shareholders' and Directors' interests, as set out in Section 5 of this Independent Advice Letter ("**IAL**").

Accordingly, pursuant to Practice Note No. 14/2002 and Paragraph 10.08 of the listing requirements of Bursa Malaysia Securities Berhad ("**Bursa Securities**"), the Board of Directors of Resorts had on 13 May 2005 appointed AmMerchant Bank Berhad *(a member of AmInvestment Group)* ("**AmMerchant Bank**") as Independent Adviser to the non-interested shareholders of Resorts in relation to the Proposed Disposal. AmMerchant Bank had on 19 May 2005 and 1 June 2005 confirmed to Bursa Securities and the Securities Commission ("**SC**") its eligibility to act as Independent Adviser to the non-interested shareholders of Resorts in relation to the Proposed Disposal.

The purpose of this IAL is to provide the shareholders of Resorts with an independent evaluation of the Proposed Disposal and AmMerchant Bank's recommendation in relation to the resolution pertaining to the Proposed Disposal to be tabled at the forthcoming extraordinary general meeting ("**EGM**").

This IAL is prepared solely for the use of the shareholders of Resorts for the purpose of considering the merits of the Proposed Disposal and should not be used or relied upon by any other party.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ BOTH THIS IAL AND THE LETTER FROM THE BOARD OF DIRECTORS AND TO CONSIDER CAREFULLY THE RECOMMENDATIONS CONTAINED IN BOTH LETTERS BEFORE VOTING ON THE RESOLUTION TO GIVE EFFECT TO THE PROPOSED DISPOSAL AT THE FORTHCOMING EGM OF THE COMPANY.

AmMerchant Bank Berhad (23742-V)
(A member of AmInvestment Group)
22nd Floor, Bangunan AmBank Group, 55, Jalan Raja Chulan, 50200 Kuala Lumpur, Malaysia. P.O. Box 10233, 50708 Kuala Lumpur, Malaysia.
Tel: (603) 2078 2633/44/55 Fax: (603) 2078 2842 ambg.com.my

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2. LIMITATIONS TO THE EVALUATION OF THE PROPOSED DISPOSAL

AmMerchant Bank was not involved in any negotiations on the terms, conditions and structure of the Proposed Disposal and accordingly our evaluation of the Proposed Disposal is based on information provided by Resorts, RWL, Geremi, EGH and GIPLC, and discussions with the management of Resorts, RWL, Geremi, EGH and GIPLC. In performing our evaluation, we have relied on the following sources of information:-

(a) Information contained in Part A of this Circular and the Appendices thereto;
(b) The SSPA dated 20 April 2005 and 13 May 2005;
(c) Other relevant information furnished to us by the management of Resorts, RWL, Geremi, EGH and GIPLC; and
(d) Other publicly available information.

We have not independently verified such information for its reasonableness, reliability, accuracy and/or completeness but have obtained confirmation from the Board of Directors of Resorts ("**Board**") that all material facts and information required for the purpose of our evaluation have been disclosed to us. The Board has also accepted responsibility for the accuracy of the information provided herein and confirmed that after making all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any information provided herein misleading.

It is not within our terms of reference to express any opinion on the commercial merits of the Proposed Disposal, and this remains the sole responsibility of the Board. Our appointment also does not require us to express an opinion on the future plans of Resorts, RWL, Geremi, EGH and GIPLC, or to consider the specific investment objectives, financial situation and particular needs of any individual shareholder or group of shareholders. In preparing this letter of advice, we have paid attention to those factors that we believe are of general importance to the assessment of the Proposed Disposal and therefore of general concern to the general body of shareholders, and our evaluation is rendered solely for the benefit of the shareholders of Resorts as a whole.

We recommend that any individual shareholder or group of shareholders who may require advice in relation to the Proposed Disposal in the context of their individual objectives, financial situation and particular needs should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser. We shall not be liable for any damage or loss of any kind sustained or suffered by any individual shareholder or group of shareholders in reliance on the opinion stated herein for any purpose whatsoever which is particular to such shareholder or group of shareholders.

3. DETAILS OF THE TRANSACTION

3.1 Details of the Proposed Disposal

Details of the Proposed Disposal are set out in Part A of this Circular.

3.2 Internal Reorganisation

On 20 April 2005, Resorts entered into a SSPA with Geremi, a wholly-owned subsidiary of RWL, for the disposal of its 20% equity interest in EGH to Geremi for a consideration of USD4.60 million ("**EGH Disposal**").

The EGH Disposal and the Proposed Disposal form part of the internal reorganisation of Genting Berhad ("**Genting**") and its subsidiary companies ("**Genting Group**") to consolidate its international investments under GIPLC.

Pursuant to the internal reorganisation, on 13 May 2005, Genting Overseas Holdings Limited, a wholly-owned subsidiary of Genting, had also entered into an SSPA with GIPLC to sell its effective 80% shareholding interest in EGH to GIPLC via the sale of its wholly-owned subsidiary Sedby Limited. Details of this transaction are available on Bursa Securities' website at www.bursamalaysia.com.

3.3 Information on Geremi

Geremi was incorporated in the Isle of Man, British Isles as a private limited company on 14 October 2004. It is principally an investment holding company with an authorised share capital of 3,000 ordinary shares of USD1.00 each, of which 2 ordinary shares of USD1.00 have been issued and fully paid-up. It is wholly-owned by RWL and its Directors as at 18 May 2005 are Mr Quah Chek Tin, Mr Lee Choong Yan and Ms Katharine Georgina Harding.

As at 31 December 2004, Geremi has audited deficit in shareholders' funds of USD4,672 and its audited net loss for the financial period from 14 October 2004 to 31 December 2004 is USD4,674.

For further information on Geremi, please refer to Appendix II of this Circular.

3.4 Information on EGH

EGH was incorporated in Malaysia under the Companies Act, 1965 as a private limited company on 25 October 1982. It is principally an investment holding company and is involved in the provision of information technology ("**IT**") related services. EGH's subsidiaries are involved in the software development, IT support and consultancy, system integration, call centre operations, loyalty programme services and other IT related services. These services are supplied primarily to companies within the Genting Group.

EGH has an authorised share capital of 500,000 ordinary shares of RM1.00 each and 500,000 1% convertible non-cumulative redeemable preference shares of RM1.00 each, of which 312,500 ordinary shares of RM1.00 each have been issued and fully paid-up. Pursuant to the EGH Disposal by Resorts, as explained in Section 3.2 above, and the disposal of Genting's shareholding interest in EGH, EGH will be 80% owned by Sedby Limited and 20% owned by Geremi. Its Directors as at 18 May 2005 are Mr Justin Tan Wah Joo, Mr Azmi bin Abdullah and Ms Chiew Sow Lin.

As at 31 December 2004, EGH has audited shareholders' funds of RM28.2 million and its audited net profit for the financial year ended 31 December 2004 is RM5.9 million.

For further information on EGH, please refer to Appendix I of this Circular.

3.5 Information on GIPLC

GIPLC was incorporated in the Isle of Man, British Isles as a limited liability company on 16 August 1984. It is currently a public listed company and principally an investment holding company. The principal activities of its subsidiaries include investments and provision of sales and marketing services to leisure and hospitality related businesses. GIPLC Shares are listed on the Luxembourg Stock Exchange and quoted on the Central Limit Order Book Trading System of the Singapore Exchange Limited ("**CLOB**").

On 12 May 2005, GIPLC completed the following acquisitions:

(i) acquisition of 3,620,086 Stanley Leisure plc ("**Stanley Leisure**") shares from Genting Overseas Holdings Limited ("**GOHL**") for a consideration of GBP18,916,615, satisfied by the issuance of 196,293,471 new GIPLC shares at an issue price of USD0.183 per GIPLC share; and

(ii) acquisition of 26,343,468 London Clubs International plc ("**LCI**") shares from RWL by Palomino Limited ("**Palomino**"), a wholly-owned subsidiary of GIPLC, for a consideration of GBP31,713,847, satisfied by the issuance of 329,087,489 new GIPLC shares at an issue price of USD0.183 per GIPLC share.

GIPLC's present authorised share capital is USD2,000,000,000, comprising 20,000,000,000 GIPLC ordinary shares of USD0.10 each, of which 4,310,573,608 GIPLC shares are issued and fully paid-up. Following the completion of the Proposed Disposal and GIPLC's proposed acquisition of Sedby Limited, GIPLC's enlarged issued and paid-up share capital will increase to 4,441,255,427 GIPLC shares. GIPLC's immediate holding company is GOHL and its ultimate holding company is Genting. Its Directors as at 18 May 2005 are Tan Sri Lim Kok Thay, Mr Justin Tan Wah Joo and Mr Ong Moh Pheng (alternate director).

As at 31 December 2004, GIPLC has audited shareholders' funds of USD97.9 million and its audited net profit for the financial year ended 31 December 2004 is USD13.0 million.

For further information on GIPLC, please refer to Appendix III of this Circular.

4. APPROVALS AND CONDITIONS

The Proposed Disposal is subject to the following conditions being fulfilled or complied with within six (6) months from the date of the SSPA: -

(a) Completion of the EGH Disposal. The conditions precedent of the SSPA for the EGH Disposal have been met. However, the EGH Shares are pending transfer to Geremi;
(b) the approval of Resorts' shareholders at an EGM to be convened;
(c) all other approvals that may be required or imposed by the relevant authorities for the SSPA.

GIPLC will make an application to the Luxembourg Stock Exchange for the listing of the new GIPLC shares to be issued under the Proposed Disposal.

5. MAJOR SHAREHOLDERS' AND DIRECTORS' INTERESTS

5.1 Major shareholders' interests

Genting is Resorts' major shareholder with 57.74% direct shareholding. Genting is also GIPLC's major shareholder with 64.56% and 7.63% indirect shareholdings through GOHL and RWL respectively as at 18 May 2005.

Kien Huat Realty Sdn Bhd (**"KHR"**) is a major shareholder holding 33.87% in Genting. KHR is also deemed interested in Genting through its subsidiaries. Accordingly, KHR has a deemed interest in Resorts through its subsidiary and Genting. Lakewood Sdn Bhd (**"LSB"**), a wholly-owned subsidiary of KHR, holds 5.83% in GIPLC. Accordingly, KHR has an interest in GIPLC.

The above major shareholders are deemed interested in the Proposed Disposal and are required to abstain from voting in respect of their shareholdings in Resorts on the resolution pertaining to the Proposed Disposal at the forthcoming EGM. They have also undertaken to ensure that any persons connected to them will abstain from voting in respect of their shareholdings (if any) in Resorts on the resolution for the Proposed Disposal at the forthcoming EGM.

5.2 Directors' Interests

Tan Sri Lim Kok Thay is both Genting's and Resorts' Chairman, President and Chief Executive, shareholder and share option holder. Tan Sri Lim Kok Thay is also the Chairman and a shareholder of GIPLC, a Director of RWL, Palomino and Golden Hope Limited (**"GHL"**). He has a deemed interest in the units of the Golden Hope Unit Trust (**"GHUT"**) by virtue of him being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL, as trustee of GHUT, is a major shareholder of GIPLC, holding 13.32% in GIPLC. Tan Sri Lim Kok Thay is also a Director of KHR and has an interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR.

Mr Justin Tan Wah Joo is Resorts' Executive Director and both Genting's and Resorts' share option holder. He is also the Managing Director and a shareholder of GIPLC and a Director of RWL.

Tun Mohammed Hanif bin Omar is both Genting's and Resorts' Deputy Chairman, shareholder and share option holder.

Mr Quah Chek Tin is Resorts' Executive Director and Chief Operating Officer and shareholder. He is also an Executive Director, shareholder and a share option holder of Genting.

Tan Sri Dr Lin See Yan is both Genting's and Resorts' Director.

Mr Ong Moh Pheng is a Director of RWL and Palomino and a share option holder of Genting. He is also an Alternate Director to Mr Justin Tan Wah Joo on the Board of GIPLC.

The aforesaid Directors have abstained and will continue to abstain from all deliberations and voting on the Proposed Disposal at the relevant Board meetings. They will abstain and have also undertaken to ensure that any persons connected to them will abstain from voting in respect of their shareholdings (if any) in Resorts on the resolution pertaining to the Proposed Disposal at the forthcoming EGM.

Save as disclosed above and in so far as the Directors of Resorts are aware, none of the major shareholders and/or other Directors of Resorts or persons connected with them has any interest, direct or indirect, in the Proposed Disposals.

6. EVALUATION OF THE PROPOSED DISPOSAL

In our evaluation of the Proposed Disposal, we have taken the following into consideration:-

(a) Rationale for the Proposed Disposal;
(b) Consideration;
(c) The issue price of GIPLC shares;
(d) Effects of the Proposed Disposal; and
(e) Prospects and Risk factors.

In our evaluation of the Proposed Disposal, we have also taken cognisance of the fact that the value attributable to the Proposed Disposal stems from Geremi's 20% shareholding interest in EGH. As such, our evaluation of the Proposed Disposal will be based on the value ascribed to its ownership of a 20% shareholding interest in EGH.

6.1 Rationale for the Proposed Disposal

The rationale for the Proposed Disposal as extracted from Part A of this Circular is set out below together with our commentary thereon:-

> *"We are undertaking the EGH Disposal and Proposed Disposal as part of both our Group's and Genting Group's strategy to rationalise all investments and business ventures that have international exposure under GIPLC."*

In line with the Genting Group's rationalisation of its international operations under GIPLC, it is proposed that GIPLC acquires Resorts Group's 20% shareholding interest in EGH together with the acquisition of the Genting Group's 80% shareholding interest in EGH. The rationalisation comes at an apt time for EGH as it allows it to take advantage of recent changes to the regulatory environment for e-gaming as well as rapid development of the global gaming industry.

> *"The Proposed Disposal will allow us to participate in GIPLC's future performance through our shareholdings in GIPLC. The prospects of GIPLC are discussed in Section 5.1. The Proposed Disposal also will, in effect, convert our interest in EGH to GIPLC Shares which are more liquid since GIPLC is listed.*

In addition, the EGH Disposal and Proposed Disposal are also aimed at unlocking the potential of the e-gaming business of both our Group and Genting Group by integrating the strengths of EGH and GIPLC. GIPLC is spearheading Genting's expansion into overseas leisure and gaming markets in line with the Genting Group's objective to develop into a global participant in the leisure and gaming businesses. GIPLC, by virtue of its global operations, will provide EGH with the access and exposure to more liberal and sophisticated markets with the aim of unlocking its potential in e-gaming."

The Proposed Disposal, in conjunction with the EGH Disposal, essentially represents a swap of Resorts' shareholding interest in the unlisted EGH for a shareholding interest in the listed GIPLC. In consideration for the Proposed Disposal, Resorts would receive 26,136,364 new GIPLC shares, representing approximately 0.6% shareholding interest in GIPLC. This, combined with Resorts' shareholding interest in GIPLC pursuant to the disposal of its shareholding interest in LCI, would give Resorts a major interest in 8.00% of the enlarged share capital of GIPLC. Resorts is expected to benefit from its exposure to GIPLC due to the growth prospects presented by GIPLC. In addition, the transaction enhances the liquidity of Resorts' interest in EGH.

By repositioning EGH under the control of GIPLC, Resorts stands to gain from the benefits expected to accrue to EGH. Through GIPLC, EGH is expected to benefit from the transaction as it would have access to the overseas market for its existing solutions and greatly increase its potential customer base as current sales are largely to the Genting Group. As it stands, upon completion of its recently announced corporate exercises, GIPLC will own significant shareholding interests in LCI and Stanley Leisure in addition to its existing interest in Maxims Casino Club.

EGH could potentially leverage on GIPLC as a platform to developing its international presence and business. Additionally, it would place EGH in a strategic position to enhance its position in the e-gaming segment of the industry. E-gaming currently does not account for a significant portion of EGH's revenue but is seen to be a potentially highly lucrative opportunity for EGH to participate in a rapidly growing industry internationally, via GIPLC. Resorts stands to benefit from this potential improvement in EGH's performance through its indirect stake of 8% in EGH via GIPLC.

"Under GIPLC, EGH will also have greater access to the international capital markets who are more familiar with the sophistication of e-gaming and the gaming industry in general. This would ease potential fund-raising efforts of EGH for its future growth, should the need arise."

By streamlining EGH into GIPLC, the transaction places EGH in a position to: -

(a) increase publicity for and awareness of EGH, which would assist in highlighting its capabilities and enhance its brand awareness;

(b) be exposed to the deeper and more sophisticated international capital markets wherein mature investors with the appropriate risk-return appetite may be more appreciative of EGH and GIPLC's potential; and

(c) match the source of funds, being the international capital markets, to the intended target investment market, being the international gaming market.

In this connection, GIPLC has in February 2005 successfully raised USD305 million via a rights issue, which are expected to be used to fund investments and / or acquisitions.

Additionally, in conjunction with developing its international persona, the transaction enhances EGH's ability to develop its e-gaming technology by facilitating collaboration with international partners.

In view of the above, the rationale for the Proposed Disposal is in the long term interests of Resorts and its shareholders.

6.2 Consideration

6.2.1 Consideration for the Proposed Disposal

The Resorts Group proposes to dispose its entire shareholding interest in Geremi to GIPLC for a consideration of USD4.60 million to be satisfied by the issuance of 26,136,364 new ordinary shares of USD0.10 each in GIPLC at an issue price of USD0.176 each.

As stated in Part A of this Circular, the basis of the consideration for the entire shareholding interest in Geremi is as follows: -

"2.1.4 *The consideration of USD4.60 million was arrived at after taking into consideration the following:*

(i) the audited PAT and NTA of EGH of RM3,124,467 and RM14,751,910 respectively for the financial year ended 31 December 2003;

(ii) the audited PAT and NTA of EGH of RM5,868,467 and RM28,220,377 respectively for the financial year ended 31 December 2004; and

(iii) the future prospects and earnings potential of EGH and the GIPLC Group.

Save for the consideration, no liabilities will be assumed by GIPLC under the Proposed Disposal.

2.1.5 *The new GIPLC Shares under the Proposed Disposal are to be issued at USD0.176 each, being the WAP of GIPLC Shares traded on the CLOB from 8 April 2005 to 9 May 2005. The new GIPLC Shares will, upon allotment and issue, rank equal in all respects with the existing GIPLC Shares, except that they shall not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which is before the date of allotment of the new GIPLC Shares. We do not have any intention to sell the new GIPLC Shares that we will receive under the Proposed Disposal in the near future."*

6.2.2 Analysis of the Consideration

As explained in Section 3.3 of this IAL, Geremi is principally an investment holding company. Per its audited financial statement for the financial period ended 14 October 2004 to 31 December 2004, Geremi has audited deficit in shareholders' funds of USD4,672 as at 31 December 2004 and its audited net loss for the financial period is USD4,674. In view that the financial statements comprise mainly pre-operating and administration expenses, we have assumed the financial performance of EGH as a proxy for the financial performance of Geremi.

The analysis of the consideration of USD4.60 million for the Proposed Disposal is set out below: -

6.2.2.1 Earnings of EGH

Based on EGH's audited profit after taxation of RM5.87 million, or RM18.78 per share, for the financial year (**"FY"**) 2004, the consideration of USD4.60 million, or RM279.68 per share, represents a price earnings (**"PE"**) multiple of 14.9 times.

6.2.2.2 Net Tangible Asset ("NTA") Value of EGH

Based on EGH's audited NTA of RM28.22 million, or RM90.31 per share, for FY 2004, the consideration of USD4.60 million, or RM279.68 per share, represents an NTA multiple of 3.1 times.

6.2.2.3 Industry Comparison

We note that there are no publicly traded companies in the region that clearly fit the characteristics of EGH. In lieu thereof, we have set out a comparison of the PE multiple and NTA multiple for the Proposed Disposal against Malaysian listed companies in the technology sector, as shown below: -

	PE Multiple No. of Times	NTA Multiple No. of Times
Proposed Disposal[1]	14.9	3.1
Range for Malaysian Listed Companies in Technology Sector[2]	7 – 20	1 – 4

Notes: -

1. *Based on the audited financial statements of EGH for FY2004.*
2. *Based on the Bursa Securities Technology Index as at 9 June 2005 and excluding outliers. Companies include Formis (Malaysia) Berhad, Mesiniaga Berhad, AKN Messaging Technologies Berhad, Unrealmind Interactive, Global Soft MSC Berhad, Excel Force MSC Berhad, Fast Track Solution Holdings Berhad, DIS Technology Holdings Berhad, Globetronics Technology Berhad, Comintel Corp Berhad, etc. Source: Bloomberg*

The PE multiple for the Proposed Disposal of 14.9 falls within the range of PE multiples for Malaysian listed companies in the technology sector. The NTA multiple for the Proposed Disposal of 3.1 also falls within the range for Malaysian listed companies in the technology sector.

Given that EGH is an unlisted entity primarily servicing the Genting Group, a substantial discount would need to be applied to its PE and NTA multiples when comparing to listed companies for its lack of size, unlisted status and limited customer base. Taking these into consideration, we are of the opinion that the valuation basis of EGH is fair.

6.3 Issue Price of GIPLC Shares

The issue price of the GIPLC shares of USD0.176 each was arrived at based on the weighted average market price of GIPLC shares traded on the CLOB from 8 April 2005 to 9 May 2005 of USD0.176 per share.

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Our analysis of the issue price of USD0.176 per GIPLC share is set out below: -

6.3.1 Market Price of GIPLC Shares

Based on the underlying share prices of GIPLC shares as traded on the CLOB, as set out below, the issue price of USD0.176 per GIPLC share represents the following: -

	Market Price	Issue Price	Premium / (Discount) to Market Price	
	USD	USD	USD	%
The last transacted market price on 13 May 2005 (being the date of announcement for the Proposed Disposal)	0.170	0.176	0.006	3.5
The weighted average market price for the five (5) consecutive trading days up to 13 May 2005 (being the date of announcement for the Proposed Disposal)	0.166	0.176	0.010	6.0
The last transacted market price on 9 June 2005 (being the last practicable date prior to printing of this IAL)	0.165	0.176	0.011	6.7
The weighted average market price for the five (5) consecutive trading days up to 9 June 2005 (being the last practicable date prior to printing of this IAL)	0.163	0.176	0.013	8.0

The issue price of USD0.176 per GIPLC share is at a slight premium of 3.5% and 6.0% to the last transacted price on 13 May 2005 and the weighted average market price for the five (5) consecutive trading days up to 13 May 2005 respectively.

The issue price of USD0.176 per GIPLC share is at a premium of 6.7% and 8.0% to the last transacted price on 9 June 2005 (being the latest practicable before the printing of this IAL) and the weighted average market price for the five (5) consecutive trading days up to 9 June 2005 respectively.

6.3.2 PE Multiple and NTA Multiple of Comparable Companies

Based on its audited financial statements for FY 2004 and its issue price of USD0.176 per share, GIPLC's shares are being transacted at a PE multiple of 19.6 and an NTA multiple of 2.6 on the basis of earnings per share of USD0.009 and NTA per share of USD0.068. Accounting for the adjustment to NTA pursuant to the various corporate proposals undertaken between 1 January 2005 and 13 May 2005, the adjusted NTA per share is USD0.114 and the adjusted NTA multiple is 1.5 based on the issue price of USD0.176.

It should be noted that due to the lack of listed casino entities in the region, we have compared GIPLC to Malaysian and international gaming companies whose core business may not be operating casinos. The PE multiples and NTA multiples of a few of these comparable companies are set out below: -

Comparable Companies	PE Multiple[1]	NTA Multiple[1]
GIPLC – based on the audited financial statements for FY 2004	19.6	2.6
– based on the adjusted NTA position	19.6	1.5
Genting	14.0	1.6
Other Malaysian Gaming Companies		
Berjaya Sports Toto Berhad	25.6	2.6
Magnum 4D Berhad	NA	2.4
Tanjong plc	13.8	2.5
International Companies		
TABCORP Holdings Limited *(Australia)*	21.1	3.5
Paradise Co Ltd *(Kenya)*	5.7	1.1
Sun International Ltd *(South Africa)*	8.6	1.9
MGM Mirage *(USA)*	30.6	4.0
Groupe Partouche *(France)*	30.1	2.5

NA: Not applicable as the company is loss-making.

Notes: -
1. *As at 9 June 2005, except for GIPLC. Source: Bloomberg*

Based on the data available, GIPLC's PE multiple of 19.6 falls within the range of comparable companies' PE multiples of between 5.7 and 30.6. Likewise, its NTA multiple of 2.6 and adjusted NTA multiple of 1.5 falls within the range of comparable companies' NTA multiples of between 1.1 and 4.0.

6.4 Effects of the Proposed Disposal

6.4.1 Share Capital

The Proposed Disposal will not have any effect on the share capital of Resorts.

6.4.2 Major Shareholders

The Proposed Disposal will not have any effect on the major shareholders of Resorts and their shareholdings in Resorts.

6.4.3 Earnings

The Proposed Disposal is expected to be completed in the financial year ending 31 December 2005.

The Proposed Disposal will give rise to a net gain of approximately RM9.98 million for Resorts upon completion of the Proposed Disposal.

6.4.4 Dividends

For FY 2004, the Board of Resorts has declared and paid an interim dividend of 8.5 sen per share and has declared a final dividend of 11.0 sen per share. Barring unforeseen circumstances, any dividends to be declared by Resorts for FY 2005 would depend on, amongst others, the profitability and cash flow position of the Resorts Group. The Proposed Disposal is not expected to have any material effect on the dividend policy of Resorts.

6.4.5 NTA

Based on the audited consolidated balance sheet of Resorts as at 31 December 2004, the resultant pro-forma effects of the Proposed Disposal on the consolidated NTA of Resorts are as follows: -

	Audited as at 31.12.04 RM million	After Proposed Disposal RM million
Share capital	545.9	545.9
Share premium	33.3	33.3
Reserves	4,173.8	4,183.8[1]
Shareholders' funds	4,753.0	4,763.0
Less: Intangible assets	-	-
NTA	4,753.0	4,763.0
NTA per share (RM)	4.35	4.36

Notes: -

1. *Includes a gain on Proposed Disposal of approximately RM9.98 million.*

Based on the above, we conclude that the Proposed Disposal are not expected to have any material adverse financial effects on the Resorts Group.

6.5 Prospects

6.5.1 International Gaming Operations

By increasing its shareholding interest in GIPLC, Resorts stands to enhance its exposure to the international gaming operations represented by GIPLC's overseas casino investments. As highlighted previously, upon completion of its recently announced corporate exercises, GIPLC's overseas investments would include significant shareholding interests in: -

(a) Maxims Casino Club

GIPLC, through its indirect subsidiary Coastbright Limited, manages Maxims Casino Club (jointly owned with Stanley Leisure), one of the exclusive top-end members club in London's West End.

(b) LCI

GIPLC has a 29.8% shareholding interest in LCI, an United Kingdom (**"UK"**) based casino operator with 11 casinos in the UK and abroad, including casinos in Egypt, Lebanon and South Africa.

(c) Stanley Leisure

GIPLC has a 20.3% shareholding interest in Stanley Leisure, UK's largest casino operator with 41 casinos throughout the UK, including Star City in Birmingham, UK's largest casino. GIPLC has also formed a joint venture company with Stanley Leisure as part of its expansion plans, details of which are set out below.

GIPLC's investments primarily in the UK sector are expected to benefit from the UK Government's deregulation of the casino industry. Based on the recently passed Gambling Bill in April 2005, the deregulation measures involve granting of licences for 1 regional casino, 8 large new casinos and 8 small new casinos, relaxation of the 24-hour membership rule, ability to extend commissions and ability to advertise gambling activities.

6.5.2 Expansion Plans

GIPLC has made clear its intentions to widen the scope of its overseas gaming and leisure activities via its recent proposals submitted to the Singapore Government and its joint venture with Stanley Leisure.

GIPLC and Star Cruises Ltd, both members of the Genting Group, have jointly submitted a 50:50 bid to the Singapore Tourism Board to develop multi-billion ringgit integrated resorts at the Marina Bayfront and the Sentosa sites in Singapore.

Apart from the joint ownership in Maxims Casino Club, as detailed earlier, GIPLC has also formed a 50:50 joint venture with Stanley Leisure, known as Stanley Genting Casinos Limited, to pursue the development of regional casinos in the UK. The joint venture intends to develop regional casinos in the UK to capitalise on the deregulation of the nation's 36-year old gambling laws.

6.6 Risk Factors

6.6.1 GIPLC's International Expansion

The Genting Group's traditional strength has been in its gaming operations located at Genting Highlands in Malaysia. However, commencing in 2004, the Genting Group has pursued an aggressive international expansion programme (under GIPLC), with its ownership of 50% of Maxims Casino Club and its recent acquisitions of significant shareholding interests in LCI and Stanley Leisure. GIPLC's aggressive international expansion poses a potential risk to GIPLC in that their overseas investments have their own set of business dynamics that may be different from the Genting Group's traditional strength.

We believe that the risks associated with GIPLC's international expansion are largely mitigated by the fact that it has an experienced management team, which is supported by the significant experience of the Genting Group in the gaming industry. GIPLC is currently in the process of further strengthening its management team and Board of Directors to cater for its growing needs pursuant to its international expansion programme. Additionally, GIPLC's international forays are largely via the acquisition of shareholding interests in established gaming operators or via joint ventures with experienced international partners, which would allow GIPLC to tap into their partners' management strength and industry experience.

6.6.2 Competition

The gaming industry is highly competitive globally and especially more so with the advent of e-gaming as it provides a cheaper cost of entry for smaller market players without the necessary financial backing to support the capital-intensive physical infrastructure requirements for casinos.

Management has informed that GIPLC intends to combat the challenges by making strategic investments. Specific consideration will be given to each investment opportunity to enhance the standing of GIPLC in totality. For example, GIPLC's investments in LCI and Stanley Leisure constitute an investment in two (2) of the four (4) largest gaming companies in the UK. However, whereas the remaining two (2) of the larger UK gaming companies, being William Hill plc and Hilton Group plc, are mainly involved in sports betting, LCI and Stanley Leisure are mainly involved in casinos, which is in-line with the Genting Group's traditional strengths.

As for e-gaming, GIPLC intends to increase its exposure to the e-gaming segment of the industry by front-lining its e-gaming capabilities vis-à-vis EGH and by enhancing EGH's ability to tap into the international arena, where the e-gaming market is growing tremendously, via its links with overseas gaming operators.

6.6.3 Financing Requirements

Although GIPLC's recent acquisitions have largely been financed by issuance of shares, future expansion plans may require significant cash outlays. In particular, its joint bid to develop multi-billion ringgit integrated resorts in Singapore and its joint venture with Stanley Leisure to pursue the development of regional casinos in the UK are likely to call for significant cash outlays.

We believe that GIPLC's recent success in raising financing from the banking system, in the form of over USD75 million worth of term loans in 2004, and from the capital markets, in the form of approximately USD305 million via a rights issue in 2005, lend credence to its fund-raising ability. Additionally, the financial standing of its holding company, Genting, is impeccable both by reputation as well as by the strength of its financial records.

6.6.4 Economic, Political, Regulatory & Foreign Currency Risks

As with any international investments, GIPLC would be exposed to the economic, political, regulatory and foreign currency risks of the countries in which it operates. Insofar as economic, political and regulatory risks are concerned, these risks are not unique to GIPLC and are applicable to all companies that operate in those jurisdictions. As far as foreign currency risks are concerned, these are mainly applicable to international investors such as GIPLC.

6.6.5 Repatriation of Profits

Depending on the jurisdiction of its investments, GIPLC may face risks of controls on the repatriation of profits back to GIPLC. Certain countries may have regulations in place to control the outflow of investment funds and this could have an impact on the ability of GIPLC to realise optimal gains from the value of its investments. Additionally, should double taxation agreements not be in place with the investee countries, GIPLC could face tax inefficiency.

6.6.6 Minority Position

Resorts' eventual position in GIPLC, pursuant to the disposal of its shareholding interest in LCI and the Proposed Disposal, would give Resorts a 8.00% shareholding interest in the enlarged share capital of GIPLC. Given its minority position in GIPLC, Resorts is not in a position to have significant influence over the operations of GIPLC.

Furthermore, as Resorts is not able to equity account for its investment in GIPLC, its earnings would be reliant on dividend streams from GIPLC. GIPLC has to-date not declared any dividends and there is no assurance that dividends will be declared and paid in the future. However, we note that Resorts has also not equity accounted for its 20% shareholding interest in EGH and EGH has also not declared any dividends in the past.

7. CONCLUSION AND RECOMMENDATION

As stated in the letter from the Board to you, the Board (save for the Directors mentioned in Section 5 above) is of the opinion that the Proposed Disposal is in the best interests of the Resorts Group and accordingly, the Board (save for the Directors mentioned in Section 5 above) has recommended that you vote in favour of the resolutions pertaining to the Proposed Disposal to be tabled at the forthcoming EGM.

In arriving at our recommendation, we have reviewed and evaluated the factors that are deemed to have significant relevance to our assessment of the Proposed Disposal, including the views and representations of the Directors and management of Resorts, and the management of RWL, Geremi, EGH and GIPLC.

Accordingly, we have carried out an evaluation as to whether the Proposed Disposal is fair and reasonable and not detrimental to the non-interested shareholders of Resorts in the context of the following considerations:-

(a) The rationale for the Proposed Disposal as set out in Section 6.1 of this IAL;

(b) The basis and terms for the Proposed Disposal are fair;

(c) The financial effects of the Proposed Disposal on Resorts as illustrated in Section 6.4 of this IAL. The transaction will enable Resorts to realise a net gain of RM9.98 million upon completion; and

(d) The prospects and risk factors of GIPLC, details of which are set out in Sections 6.5 and 6.6 of this IAL.

Based on the above and barring unforeseen circumstances, we are of the opinion that the Proposed Disposal is fair and reasonable and not detrimental to the non-interested shareholders of Resorts, and accordingly we would recommend that you vote in favour of the resolution pertaining to the Proposed Disposal to be tabled at the forthcoming EGM.

Yours faithfully,
AMMERCHANT BANK BERHAD

TAN KENG LIN
Co Head / Director Advisory Service
Corporate Finance & Advisory

SUREN RAJ NADARAJAH
Associate Director
Corporate Finance & Advisory

INFORMATION ON EGH

1. HISTORY AND BUSINESS

EGH was incorporated in Malaysia as a private limited company under the Act on 25 October 1982 under the name of Setiamegah Sdn Bhd. On 1 August 1995, the company changed its name to Genting Information Systems Sdn Bhd. EGH assumed its present name on 2 November 1999.

EGH is principally an investment holding company and is involved in the provision of IT related services. EGH's subsidiaries are involved in software development, IT support and consultancy, system integration, call centre operations, loyalty programme services and other IT related services. These services are supplied primarily to companies within the Genting Group. EGH recently embarked into the e-gaming business and plans to develop and expand on this area.

As the Genting Group's E-commerce and IT Development Division, EGH plays an important role in enhancing the operational efficiencies of the Genting Group through its implementation of various value-added application systems and software. These efforts have resulted in the development of www.genting.com.my – Malaysia's biggest online hospitality website, World Reservation Centre – one of the most sophisticated call centre operations in the region, the Global Hospitality Management System, Dynamic Reporting System, the Customer Relationship Management System and *WorldCard*, the regional loyalty programme. These efforts provide an integrated, global reservation system where customers can access and purchase rooms, show tickets, limousines and food and beverage products and services at any time throughout the year.

During 2004, *WorldCard*'s website www.worldcard.com.my was enhanced with self-service features to enable online redemption and online transactions for both *WorldCard* members and merchant partners. More self-service functions are expected to be rolled out in 2005.

2. SHARE CAPITAL

The authorised and issued and paid-up share capital of EGH as at the LPD are as follows:

	RM
Authorised	
500,000 ordinary shares of RM1.00 each	500,000
500,000 1% convertible non-cumulative RPS of RM1.00 each	500,000
	1,000,000
Issued and fully paid-up	
312,500 ordinary shares of RM1.00 each	312,500

The changes to the issued and paid-up share capital of EGH since its incorporation up to the LPD are as follows:

Date of allotment	No. of shares allotted	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
25.10.82	2	1.00	For cash at par	2
20.10.00	149,998	1.00	For cash at par	150,000
01.09.04	100,000	1.00	For cash at par	250,000
23.12.04	62,500	1.00	For cash at a premium of RM119 per share	312,500

3. **SUBSTANTIAL SHAREHOLDERS**

After the completion of the EGH Disposal, the shareholders of EGH will be as follows:

Shareholder	No. of shares held	%
Sedby	250,000	80.0
Geremi	62,500	20.0

As at the LPD, the shareholders of EGH are Genting and Resorts, holding 80% and 20% equity interests in EGH respectively.

4. **DIRECTORS**

As at the LPD, the Directors of EGH are as follows:

Name	No. of shares held	%
Mr. Justin Tan Wah Joo	-	-
En. Azmi bin Abdullah	-	-
Ms. Chiew Sow Lin	-	-

5. **SUBSIDIARIES AND ASSOCIATED COMPANIES**

As at the LPD, the details of EGH's subsidiaries are as follows:

Company	Date and place of incorporation	Issued and paid-up share capital RM	Effective equity interest %	Principal activities
Genting Information Knowledge Enterprise Sdn Bhd	06.04.1999 Malaysia	250,000	100	Research in software development and consultancy
E-Genting Sdn Bhd	26.04.1997 Malaysia	2	100	Provision of IT services and consultancy
Genting WorldCard Services Sdn Bhd	12.05.1997 Malaysia	2	100	Provider of loyalty programme services
Genting WorldCard Sdn Bhd	12.01.1984 Malaysia	2	100	Provider of loyalty programme services

As at the LPD, EGH does not have any associated company.

6. SUMMARY OF FINANCIAL DATA

A summary of EGH's financial information for the five (5) financial years ended 31 December 2000 to 31 December 2004 based on its financial statements and its latest interim results for the three (3) months ended 31 March 2005 is set out below:

	Unaudited			Audited		Unaudited 3 months ended 31 March
	Year ended 31 December					
	2000 RM 000	2001 RM 000	2002 RM 000	2003[*1] RM 000	2004[*1] RM 000	2005 RM 000
Revenue	33,835[*3]	34,525	34,244	30,797[*6]	36,611[*7]	10,298[*8]
PBT	8,776[*3]	3,373[*4]	1,195[*5]	3,895[*6]	6,994[*7]	2,369[*8]
Taxation	(1,786)	(1,325)	(908)	(771)	(1,125)	(470)
PAT	6,990	2,048	287	3,124	5,869	1,899
No. of shares in issue	150,000	150,000	150,000	150,000	312,500	312,500
EPS (RM)	46.60	13.65	1.91	20.83	18.78	24.31[*9]
NTA (RM 000)	9,292	11,340	11,627	14,752	28,220	30,120
NTA per share (RM)	61.95	75.60	77.51	98.35	90.30	95.72
Dividend rate (%)	-	-	-	-	-	-

Notes:

*1 *EGH's consolidated financial statements were prepared for the first time for the financial year ended 31 December 2004 after it ceased to be a wholly-owned subsidiary of Genting following our acquisition of 20% equity interest in EGH on 23 December 2004. The 2003 figures are comparative figures in EGH's 2004 audited consolidated financial statements.*

*2 *There were no extraordinary or exceptional items throughout the financial years/period under review.*

*3 *The increase in the revenue for the financial year ended 31 December 2000 of RM26.78 million from RM7.06 million in the financial year ended 31 December 1999 was mainly due to the commencement of provision of services for software development and other associated IT operational support and office automation services for the Genting Group. Accordingly, EGH experienced a significant improvement in its financial results as shown in the PBT of RM8.78 million as compared to a PBT of RM0.01 million in the financial year ended 31 December 1999.*

*4 *The decrease in PBT for the financial year ended 31 December 2001 as compared with the previous financial year was mainly due to increase in staff costs as a result of business expansion efforts.*

*5 *The decrease in PBT for the financial year ended 31 December 2002 as compared with the previous financial year was mainly due to higher operating costs as a result of further business expansion, particularly in system support and call centre.*

*6 *The decrease in revenue for the financial year ended 31 December 2003 as compared with the previous financial year was mainly due to the discontinuance of the provision of procurement services for IT related products to the Genting Group. Nevertheless, the PBT increased by RM2.70 million from previous financial year mainly due to higher income derived from commencement of the management of the loyalty programme, which was more cost efficient than other services rendered.*

*7 *The improvement in the revenue and PBT for the financial year ended 31 December 2004 as compared with the previous financial year was mainly due to licence fees earned from an in-house developed software programme which was only completed during the financial year under review.*

*8 *On an annualised basis, EGH recorded an increase in revenue and PBT as compared with the previous financial year, which was mainly due to the expansion in the provision of IT support and related services to the Genting Group.*

*9 *Annualised.*

INFORMATION ON GEREMI

1. HISTORY AND BUSINESS

Geremi was incorporated in the Isle of Man, British Isles as a private limited company on 14 October 2004 under the Companies Acts 1931 to 2004 of the Isle of Man. It is principally an investment holding company.

On 20 April 2005, Geremi had entered into a SSPA with us to acquire our 20% equity interest in EGH. The conditions precedent of the SSPA pursuant to the EGH Disposal have been met. However, the EGH Shares are pending transfer to Geremi.

2. SHARE CAPITAL

The authorised and issued and paid-up share capital of Geremi as at the LPD are as follows:

	USD
Authorised	
3,000 ordinary shares of USD1.00 each	3,000
Issued and fully paid-up	
2 ordinary shares of USD1.00 each	2

There has been no change to the issued and paid-up share capital of Geremi since its incorporation up to the LPD.

3. SUBSTANTIAL SHAREHOLDERS

As at the LPD, Geremi is wholly-owned by RWL.

4. DIRECTORS

As at the LPD, the Directors of Geremi are as follows:

Name	No. of shares held	%
Mr. Quah Chek Tin	-	-
Mr. Lee Choong Yan	-	-
Ms. Katharine Georgina Harding	-	-

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, Geremi does not have any subsidiary or associated company. However upon the completion of the EGH Disposal, it will own 20% of EGH.

6. SUMMARY OF FINANCIAL DATA

A summary of Geremi's financial information since its incorporation based on its audited financial statement for the financial period from 14 October 2004 to 31 December 2004 and its latest interim results for the four (4) months ended 30 April 2005 is set out below:

	Audited	Unaudited
	Period ended	
	31 December 2004 USD	30 April 2005 USD
Revenue	-	-
LBT	(4,674)*2	(967)*3
Taxation	-	-
LAT	(4,674)	(967)
No. of shares in issue	2	2
Loss per share (USD)	(2,337)	(1,451)*4
Net liabilities	(4,672)	(5,639)
Net liabilities per share (USD)	(2,336)	(2,820)
Dividend rate (%)	-	-

Notes:

*1 *There were no extraordinary or exceptional items throughout the financial periods under review.*

*2 *The LBT is due to audit fees, secretarial, legal and professional fees incurred since its incorporation on 14 October 2004.*

*3 *On an annualised basis, the decrease in the LBT as compared with the previous financial period ended 31 December 2004 is mainly due to audit fees for the financial year 2005, which have not been accrued yet.*

*4 *Annualised.*

INFORMATION ON GIPLC

1. HISTORY AND BUSINESS

GIPLC was incorporated in the Isle of Man, British Isles as a private limited company on 16 August 1984 under the name of Genting Overseas Limited. On 19 November 1986, the company changed its name to Genting International Limited. On 20 March 1987, the company was converted to a public limited company. GIPLC assumed its present name on 30 July 1993. It was listed on the Luxembourg Stock Exchange on 8 May 1990 and its shares were quoted on the CLOB.

GIPLC is principally an investment holding company. The principal activities of its subsidiaries include investments and provision of sales and marketing services to leisure and hospitality related businesses.

GIPLC is a leading resorts development specialist with global experience in developing, operating and marketing internationally acclaimed resorts and integrated entertainment landmarks in Asia, the UK, Australia and the Americas. It spearheads the Genting Group's international leisure and gaming-related investments. In recent years, GIPLC has progressively increased its equity stakes in international gaming companies, namely, Stanley Leisure and LCI. As at the LPD, the GIPLC Group has a total equity interest of 20.26% and 29.82% in Stanley Leisure and LCI respectively. GIPLC also, through its indirect subsidiary, Coastbright Limited, manages Maxims Casino Club.

Stanley Leisure is the UK's largest casino operator with 41 casinos including Star City in Birmingham, which is the UK's largest casino. LCI currently operates seven (7) casinos in the UK, including five (5) in London, as well as casinos in Egypt, Lebanon and South Africa. Maxims Casino Club is one of the exclusive, top-end casinos in London's West End. Stanley Leisure and LCI are listed on the London Stock Exchange.

GIPLC's other recent developments include the establishments of joint ventures as follows:

(i) formation of a 50:50 joint venture with Stanley Leisure known as Stanley Genting Casinos Limited, to develop regional casinos in the UK; and

(ii) formation of a 50:50 joint venture with SCL in WorldCard International Limited, establishing the joint use of the *WorldCard* brand and loyalty programme. The joint venture is also involved in the joint development of the card programme to build an international customer database where both GIPLC and SCL are able to share common values and benefits by leveraging on GIPLC's and SCL's resources in Singapore, Hong Kong, Thailand, China, India and Australia.

GIPLC also holds a minority interest of 8% in Frasers Town Hall Pty Ltd, which is developing the Regent Place, Australia's first vertical modern village which will consist of two (2) towers, Lumiére, a 56-level residential apartments tower and Frasier Suites, a serviced residential tower.

The Genting Group, via GIPLC and SCL, is amongst the 14 companies that have been invited by the Singapore Tourism Board to submit proposals for the proposed development of integrated resorts on Singapore's Sentosa Island and Marina Bayfront.

2. SHARE CAPITAL

The authorised and issued and paid-up share capital of GIPLC as at the LPD are as follows:

	USD
Authorised	
5,000,000,000 ordinary shares of USD0.10 each	500,000,000
Issued and fully paid-up	
4,310,573,608 ordinary shares of USD0.10 each	431,057,361

The changes to the issued and paid-up share capital of GIPLC since its incorporation up to the LPD are as follows:

(i) **Details on the movement of the ordinary shares of RM0.01 each**

(a) ***Ordinary shares of RM0.01 each***

Date	No. of shares allotted/(subdivided)/ (converted)	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
16.08.84	2	1.00	Cash	2
01.07.85	230,498	1.00	Cash	230,500
23.12.85	(230,500) 23,050,000	1.00 0.01	Subdivision of 230,500 ordinary shares of RM1.00 each	230,500
31.12.86	(23,050,000)	0.01	Conversion of 23,050,000 ordinary shares of RM0.01 each to 23,050,000 preference shares of RM0.01 each	-

(b) ***Preference shares of RM0.01 each***

Date	No. of shares converted	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
31.12.86	23,050,000	0.01	Converted from ordinary shares of RM0.01 each	230,500
31.12.86	-	-	Conversion of 23,050,000 preference shares of RM0.01 each to 23,050,000 RPS of RM0.01 each	-

(c) ***RPS of RM0.01 each***

Date	No. of shares converted/ (redeemed)	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
31.12.86	23,050,000	0.01	Converted from preference shares of RM0.01 each	230,500
31.12.86	(23,050,000)	0.01	Redemption at par	-

(ii) **Details on the movement of the 6% non-convertible, non-cumulative RPS of RM1.00 each**

Date	No. of shares allotted/ (redeemed)	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
31.10.84	12,000	1.00	For cash at a premium of RM999 per share	12,000
07.12.84	20,104	1.00	For cash at a premium of RM999 per share	32,104
31.12.84	1,343	1.00	For cash at a premium of RM999 per share	33,447
01.07.85	72,588	1.00	For cash at a premium of RM999 per share	106,035
20.09.85	51,775	1.00	For cash at a premium of RM999 per share	157,810
24.02.86	16,243	1.00	For cash at a premium of RM999 per share	174,053
25.02.86	550	1.00	For cash at a premium of RM999 per share	174,603
11.03.86	146	1.00	For cash at a premium of RM999 per share	174,749
30.10.86	76,931	1.00	For cash at a premium of RM999 per share	251,680
21.11.86	1,341	1.00	For cash at a premium of RM999 per share	253,021
22.12.86	(49,484)	1.00	Redemption at a premium of RM999 per share	203,537
31.12.86	(203,537)	1.00	Redemption at a premium of RM999 per share	-

(iii) **Details on the movement of the ordinary shares of AUD0.10 each and redenomination of the total ordinary shares to USD0.10 each**

Date	No. of shares allotted	Par value	Consideration	Cumulative issued and paid-up share capital
31.12.86	1,000	AUD0.10	For cash at par	AUD100*
31.12.86	2,795,080	AUD0.10	Bonus issue	AUD279,608
31.12.86	267,694,573	AUD0.10	For cash at AUD0.34 premium per share	AUD27,049,065
04.04.91	270,490,653	USD0.10	Redenomination of share capital from AUD to USD	USD27,049,065
13.06.95	122,388,060	USD0.10	At USD1.24 premium per share issued as part consideration for the acquisition of SCL	USD39,287,871
27.06.95	1,075,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,395,371
08.08.95	180,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,413,371
20.09.95	100,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,423,371
13.11.95	50,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,428,371
17.02.96	535,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,481,871
01.03.96	170,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,498,871
19.04.96	725,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,571,371
27.05.96	50,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,576,371
30.05.96	25,000	USD0.10	For cash at a premium of USD0.27 per share	USD39,578,871
06.12.96	103,658,530	USD0.10	At a premium of USD1.54 per share issued as full consideration for the acquisition of the remaining 50% equity stake of Star Cruise Services Limited	USD49,944,724
31.12.97	920,000,000	USD0.10	For cash at par	USD141,944,724
22.04.05	2,365,745,405	USD0.10	Rights issue of 5 for 3 at a premium of USD0.03 per share	USD378,519,265
12.05.05	525,380,960	USD0.10	At a premium of USD0.083 per share issued as full consideration for the acquisition of 3,620,086 Stanley Leisure Shares and acquisition of 26,343,468 LCI Shares	USD431,057,361

Note:

* *Issued before the conversion of ordinary shares of RM0.01 each to new preference shares of RM0.01 each.*

3. SUBSTANTIAL SHAREHOLDERS

As at the LPD, the substantial shareholders of GIPLC holding more than 5% of the issued and paid-up GIPLC Shares and their respective shareholdings are as follows:

Substantial shareholder	No. of shares held	%
GOHL	2,783,071,479	64.56
GHL	574,093,326	13.32
RWL	329,087,489	7.63
LSB	251,300,000	5.83

4. DIRECTORS

As at the LPD, the Directors of GIPLC are as follows:

Name	No. of shares held	%
Tan Sri Lim Kok Thay	20,000	*
Mr. Justin Tan Wah Joo	454,000	0.01
Mr. Ong Moh Pheng *(Alternate to Mr. Justin Tan Wah Joo)*	-	-

Note:

* *Negligible.*

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of GIPLC's subsidiaries, associated company and jointly-controlled entities are as follows:

Company	Date and place of incorporation	Issued and paid-up share capital	Effective equity interest %	Principal activities
Direct subsidiaries				
Genting International Properties Limited	07.06.1988 Isle of Man	AUD220,000	100	Investment holding
Palomino	24.10.1990 Isle of Man	USD4	100	Investments
Calidone Limited	10.07.2001 Isle of Man	USD2	100	Investment holding
Maxims Clubs Sdn Bhd	26.10.2004 Malaysia	RM2	100	Pre-operating
Maxims Clubs Pte Ltd	13.10.2004 Singapore	SGD2	100	Pre-operating
Genting International Corp.	15.11.2004 United States of America	USD100	100	Pre-operating
Palomino Holdings Limited	15.11.2004 Isle of Man	USD2	100	Investment holding
Genting (NSW) Pty Ltd	05.06.1986 Australia	AUD2	100	Investment and management services

Company	Date and place of incorporation	Issued and paid-up share capital	Effective equity interest %	Principal activities
Genting International Management Services Pte Ltd	13.03.1991 Singapore	SGD2	100	Investment holding
Genting International (Thailand) Limited	02.10.2002 Thailand	Baht500,000	91	Tour promotion
Genting International (Singapore) Pte Ltd	11.01.1989 Singapore	SGD300,000	100	Tour promotion
Genting India Travel Services Private Limited	03.04.2003 India	Rs100,000	100	Tour operator
Genting International Management Limited	29.07.1996 Isle of Man	USD2	100	Investment holding
Palomino Star Limited	29.09.2003 Isle of Man	USD100	100	Investment holding
Adriana Limited	31.01.2000 Isle of Man	USD2	100	Investment holding
Star Eagle Holdings Limited	08.08.2003 British Virgin Islands	USD1	100	Pre-operating
Indirect subsidiaries				
Genting Australia Pty Ltd	22.08.1979 Australia	AUD100,000	100	Management services
Genting Australia Investments Holding Pty Ltd	10.12.1987 Australia	AUD2	100	Property development
Genting International (UK) Limited	13.11.2003 UK	Ordinary shares: GBP1 Preference shares: GBP10,500	100	Investment holding
Coastbright Limited	12.07.2004 UK	GBP10,500,002	50	Leisure and hospitality
Maxims Casinos Limited	12.07.2004 UK	GBP1	100	Pre-operating
Palomino Sun Limited	15.11.2004 Isle of Man	USD2	100	Investment holding
Palomino World Limited	15.11.2004 Isle of Man	USD2	100	Investment holding
Palomino Sun (UK) Limited	03.11.2004 UK	GBP1	100	Investment holding
Palomino World (UK) Limited	03.11.2004 UK	GBP1	100	Pre-operating
Associated company				
Pacific Lottery Corporation	13.10.1995 Canada	CAD25,733,513	30.7	Research, develop, manufacture, operate and manage lottery gaming central system

Company	Date and place of incorporation	Issued and paid-up share capital	Effective equity interest %	Principal activities
Jointly controlled entities				
Genting Star Limited	21.10.2004 British Virgin Islands	USD1	50	Pre-operating
WorldCard International Limited	04.10.2002 Isle of Man	USD1,000,000	50	Investment holding
WCI Management Limited	02.10.2002 Isle of Man	USD2	50	Investment holding
WCI Intellectual Limited	02.10.2002 Isle of Man	USD2	50	Pre-operating
WorldCard (Hong Kong) Limited	18.09.2002 Hong Kong	HKD2	50	Provision of loyalty programme services
WorldCard (Singapore) Limited	03.10.2002 Singapore	SGD2	50	Provision of loyalty programme services
Stanley Genting Casinos Limited	05.11.2004 UK	GBP1,000	50	Investment holding
Stanley Genting Casinos (Leeds) Limited	08.10.2004 UK	Ordinary shares: GBP1 Preference shares: GBP1	50	Pre-operating
Equarius Resort Pte Ltd	28.02.2005 Singapore	SGD2	50	Pre-operating
Infinity @ TheBay Pte Ltd	28.02.2005 Singapore	SGD2	50	Pre-operating
Equarius Resort Sdn Bhd	05.04.2005 Malaysia	RM2	50	Pre-operating
Infinity at TheBay Sdn Bhd	28.03.2005 Malaysia	RM2	50	Pre-operating
Equarius Pte Ltd	14.04.2005 Singapore	SGD2	50	Pre-operating

6. SUMMARY OF FINANCIAL DATA

A summary of GIPLC's financial information for the five (5) financial years ended 31 December 2000 to 31 December 2004 based on its audited consolidated financial statements is set out below:

	Year ended 31 December				
	2000 USD 000	2001 USD 000	2002 USD 000	2003 USD 000	2004 USD 000
Revenue	37,849[*2]	6,565[*3]	6,931	8,111[*5]	10,128[*6]
(Loss)/Profit from operations	(38,634)[*2]	3,857[*3]	7,077[*4]	5,919[*5]	13,973[*6]
Interest expense	(116)	(1)	(2)	(1)	(289)
Share of results of:					
- Jointly controlled entities	-	-	-	-	(246)
- Associated companies	-	-	-	(149)	(324)
(LBT)/PBT	(38,750)	3,856	7,075	5,769	13,114
Taxation	231	1,514[*3]	3	(59)	(112)
(LAT)/PAT	(38,519)	5,370	7,078	5,710	13,002
No. of shares in issue (000)	1,419,447	1,419,447	1,419,447	1,419,447	1,419,447
(Loss per share)/EPS (cent)	(2.71)	0.38	0.50	0.40	0.92
NTA (USD 000)	63,778	66,825	76,893	82,194	96,330
NTA per share (cent)	4.49	4.71	5.42	5.79	6.79
Dividend (%)	-	-	-	-	-

Notes:

*1 *There were no extraordinary or exceptional items throughout the financial years under review.*

*2 *The significant revenue and LBT for the financial year ended 31 December 2000 were mainly due to the disposal of the short-term investment in NCL Holding ASA. The details of the disposal are as follows:*

	USD 000
Sales proceeds (included in revenue)	*25,144*
Less: Cost of investment, net of impairment loss (included in cost of sales)	*(68,980)*
Gross loss	*(43,836)*

*3 *The decrease in revenue for the financial year ended 31 December 2001 was mainly due to the significant decrease in GIPLC's investment activities. GIPLC recorded a PBT of USD3.86 million in the financial year ended 31 December 2001 as compared to a LBT of USD38.75 million which was mainly attributable to the loss on disposal of its trading investment in NCL Holding ASA in the previous financial year. The taxation amount credited to the income statement for the financial year ended 31 December 2001 is mainly due to the reversal of deferred taxation charged in prior years.*

*4 *The increase in PBT for the financial year ended 31 December 2002 was mainly due to a gain on the disposal of GIPLC Group's interest in the Regent Development site in Sydney, Australia.*

*5 *The increase in revenue for the financial year ended 31 December 2003 was mainly due to the increase in commissions earned. Nevertheless, PBT decreased from the previous financial year mainly due to the inclusion of the profit on disposal of the Genting Group's interest in the Regent Development site in the results of the previous financial year ended 31 December 2002.*

*6 *The increase in revenue for the financial year ended 31 December 2004 was mainly due to the increase in commissions earned and higher interest income from investment in interest-bearing assets. Accordingly, PBT increased from the previous financial year due to the higher revenue as well as the increase in unrealised fair value gains on trading investments and unrealised exchange gains on bank deposits.*

INFORMATION ON LCI

1. HISTORY AND BUSINESS

LCI was incorporated and registered in England and Wales under the Companies Act, 1985 of the UK on 14 October 1993 as a public company limited by shares under the name of Keymargin Public Limited Company. It assumed its present name on 22 April 1994 and has been publicly quoted on the London Stock Exchange since 1994. The LCI Group's principal activity is the operation of casinos.

LCI operates five (5) casinos in London, namely 50 St James Club, Les Ambassadeurs Club, the Rendezvous Casino, The Sportsman Casino and the Golden Nugget Casino. LCI has two (2) regional casinos, The Rendezvous Casino in Southend-on-Sea which opened in April 2001 and The Rendezvous in Brighton which opened in February 2002. LCI has been granted casino licences in Manchester, Leeds, Blackpool and Glasgow.

Internationally, LCI operates two (2) casinos in Egypt (in the Ramses Hilton and the Nile Hilton in Cairo) and one (1) in South Africa (The Emerald Resort & Casino), as well as providing consulting services to a casino operation in Lebanon.

2. SHARE CAPITAL

The authorised and issued and paid-up share capital of LCI as at the LPD are as follows:

	GBP
Authorised	
260,000,000 ordinary shares of 5 pence each	13,000,000
Issued and fully paid-up	
222,556,206 ordinary shares of 5 pence each	11,127,810

The changes to the issued and paid-up share capital of LCI since its rights issue on 29 March 2004 up to the LPD are as follows:

Date of allotment	No. of shares allotted	Par value GBP	Consideration	Cumulative issued and paid-up share capital GBP
29.03.04[1]	73,692,413	0.05	Rights issue	11,053,862
03.06.04	46,666	0.05	Cash	11,056,195
04.06.04	597,800	0.05	Cash	11,086,085
26.08.04	8,750	0.05	Cash	11,086,523
03.09.04	8,750	0.05	Cash	11,086,960
08.09.04	46,667	0.05	Cash	11,089,294
05.11.04	50,853	0.05	Cash	11,091,836
29.11.04	20,000	0.05	Cash	11,092,836
30.11.04	30,000	0.05	Cash	11,094,336
02.12.04	242,084	0.05	Cash	11,106,441
06.01.05	237,315	0.05	Cash	11,118,306
31.01.05	33,902	0.05	Cash	11,120,001
04.03.05	71,424	0.05	Cash	11,123,573
28.04.05	84,755	0.05	Cash	11,127,810

Note:

(1) The management of LCI has not provided us the changes to the issued and paid-up share capital of LCI since its incorporation up to 29 March 2004.

3. SUBSTANTIAL SHAREHOLDERS

As at the LPD, the substantial shareholders of LCI holding 5% or more of the issued and paid-up share capital of LCI and their respective shareholding are as follows:

Shareholder	No. of shares held	%
Genting Group	66,367,240	29.82
FMR Corp / Fidelity International Limited	28,881,957	12.98
Prudential plc / M&G Investment Management Ltd	24,701,026	11.10

4. DIRECTORS

As at the LPD, the Directors of LCI and their shareholdings are as follows:

Name	No. of shares held	%
M.E. Beckett	75,000	0.03
W. Timmins	1,125,000	0.51
G.B.C. Hardy	1,249,110	0.56
R.R.C. Hobbs	148,200	0.07
L.M. Lillis	97,500	0.04
R.A.C. Ramm	82,500	0.04
M.A.Watson	-	-

As at the LPD, the interests of the Directors of LCI in share options are as follows:

Name	No. of options
L.M. Lillis	140,000
L.M. Lillis	70,000
W. Timmins	210,000

As at the LPD, the following awards have been made to executive directors under the Long Term Incentive Plan 2004. The vesting of the above awards is conditional on satisfying the performance conditions set out in LCI's Long Term Investment Plan, and the subscription price payable for each ordinary share is 5 pence.

Name	Awards over LCI Shares	Earliest vesting date
G.B.C Hardy	350,000	12 August 2007
L.M. Lillis	242,857	12 August 2007
R.A.C. Ramm	242,857	12 August 2007
W. Timmins	664,762	12 August 2007

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of LCI's subsidiaries, associated companies and joint venture undertakings are as follows:

Company	Date and place of incorporation	Issued and paid- up share capital GBP	Effective equity interest %	Principal activities
50 St James Limited	08.04.2003 England	100,000	50.001	Casino operator, restaurant and nightclub
50 St James Management Limited	09.10.1996 England	2	100	Non-trading
Burlington Street Services Limited	05.03.1990 England	2	100	Information services
Casanova Club Limited	06.05.1963 England	37,500	100	Non-trading
Corby Leisure Retail Developments Limited	21.09.1982 England	7,760,466	100	Non-trading
Decbury Limited	23.11.1996 England	2	100	Information and advisory services
Drivemade Limited	16.11.1983 England	2	100	Non-trading
Emerald Safari Resort (Proprietary) Ltd	13.06.1997 South Africa	1,000	70	Casino operator
Golden Nugget Club Limited	24.02.1992 England	2	100	Casino operator
Hamilton Place Enterprises Limited	13.06.1950 England	Ordinary shares: 9,900 Preference shares: 100	100	Non-trading
Inter Casino Management (Egypt) Limited	03.03.1988 Isle of Man	2	100	Casino operator
Kasbel (U.K.) Limited	01.02.1995 England	100,000	100	Non-trading
LCI plc	13.01.1989 England	246,480,000	100	Non-trading
LCI (Overseas) Investments (Pty) Ltd	* South Africa	10,000	100	Intermediate holding company
LCL (France) SA	30.01.1990 France	#	100	Non-trading
Les Ambassadeurs Club Limited	23.04.1992 England	2	100	Casino operator
Les A London Limited	01.12.1983 England	2	100	Non-trading
Lomasbond Properties Limited	30.09.1996 England	2	100	Property development
London Clubs Brighton Limited	24.11.2004 England	1	100	Non-trading

Company	Date and place of incorporation	Issued and paid- up share capital GBP	Effective equity interest %	Principal activities
London Clubs (Casinos) Limited	04.06.1998 England	2	100	Casino operator
London Clubs Developments Limited	16.10.2001 England	1	100	Non-trading
London Clubs (Europe) Limited	30.06.1993 England	2	100	Non-trading
London Clubs Glasgow Limited	17.11.2003 England	1	100	Non-trading
London Clubs Holdings Limited	10.07.1992 England	3	100	Intermediate holding company
London Clubs Kensington Limited	06.07.1993 England	2	100	Non-trading
London Clubs Leeds Limited	13.06.2004 England	1	100	Non-trading
London Clubs LSQ Limited	13.06.2004 England	1	100	Non-trading
London Clubs Limited	29.09.1965 England	25,000	100	Non-trading
London Clubs Management Limited	05.08.1992 England	2	100	Intermediate holding company
London Clubs Manchester Limited	19.09.1995 England	2	100	Non-trading
London Clubs Nevada Inc.	* United States of America	100	100	Non-trading
London Clubs Nottingham Limited	01.02.1995 England	1	100	Non-trading
London Clubs (Overseas) Limited	22.03.1989 England	1,000	100	Intermediate holding company
London Clubs Trustee Limited	08.09.1989 England	2	100	Pension trustee
London JV Watermark Corp.	* United States of America	*	50	Non-trading
Mayfair Maritime Casinos Limited	02.05.1990 Gibraltar	202	100	Non-trading
Oasis Casino Limited	07.08.1996 England	2	100	Non-trading
Precis (837) Limited	16.11.1988 England	100	100	Non-trading
Rendezvous Club (London) Limited	24.02.1992 England	2	100	Casino operator

Company	Date and place of incorporation	Issued and paid- up share capital GBP	Effective equity interest %	Principal activities
R Club (London) Limited	23.04.1992 England	2	100	Non-trading
R Casino Limited	04.02.1975 England	15,000	100	Non-trading
Six Hamilton Place Limited	09.10.1992 England	2	100	Non-trading
The Sportsman Club Limited	10.02.1992 England	2	100	Casino operator
Unitlaw Trading Limited	16.03.1994 England	2	100	Non-trading

Notes:

* *The management of LCI has not provided us this information.*

\# *In the process of being liquidated.*

6. SUMMARY OF FINANCIAL DATA

A summary of LCI's financial information for the five (5) financial years ended 2 April 2000 to 28 March 2004 based on its audited consolidated financial statements and its latest interim results for the six (6) months ended 26 September 2004 is set out below:

	Audited					Unaudited 6 months ended 26 September
	Year ended April/March					
	2000[*2] GBP 000	2001[*3] GBP 000	2002[*4] GBP 000	2003[*5] GBP 000	2004[*6] GBP 000	2004[*7] GBP 000
Revenue	144,712	151,594	152,528	159,537	163,418	78,690
Profit from operations	14,862	19,219	159	24,111	22,528	12,082
Investment income	7,588	24,477	-	-	-	-
Interest expense	(7,876)	(38,142)	(36,149)	(15,609)	(11,756)	(6,819)
Share of results of:						
- Joint venture	-	-	-	-	(1,262)	(1,028)
- Associated company	(430)	(8,362)	(6,398)	-	-	-
Exceptional items	-	(50,000)	(77,225)	(3,246)	(6,985)	-
PBT/(LBT)	14,144	(52,808)	(119,613)	5,256	2,525	4,235
Taxation	(3,534)	1,360	3,065	171	(1,059)	(790)
PAT/(LAT)	10,610	(51,448)	(116,548)	5,427	1,466	3,445
MI	(385)	(251)	952	766	-	-
Net profit/(loss)	10,225	(51,699)	115,596	6,193	1,466	3,445
No. of shares in issue (000)	147,354	147,385	147,385	147,385	147,385	221,786
Weighted average no. of shares in issue (000)	147,085	147,367	147,385	147,385	147,385	-[*8]
EPS (pence)	7.0	(35.1)	(78.4)	4.2	1.0	3.1[*9]
NTA (GBP 000)	169,853	124,952	3,271	72,003	74,241	127,749
NTA per share (pence)	115.3	84.8	2.2	48.9	50.4	57.6
Dividend (pence)	5.25	-	-	-	-	-

Notes:

*1 *There were no extraordinary items throughout the financial years/period under review.*

*2 *The increase in PBT from the previous financial year was primarily due to the advancement of LCI's regional licence application and good progress being made at all of the LCI Group's development projects.*

*3 *Revenue for the financial year was GBP151.6 million as compared with the previous financial year of GBP144.7 million. The increase resulted in an increase to the LCI's Group's profit from operations of GBP19.2 million as compared with the previous financial year of GBP14.9 million (excluding the impact of Aladdin Gaming LLC ("**Aladdin**")). The increase in interest expenses and share of results of associated company were mainly due to Aladdin's results which were severely and adversely affected due to the attacks on the United States of America on 11 September 2001. The Board of LCI made a provision for impairment on Aladdin's investment following their review of comparable market values and analysis of anticipated future cash flows. The provision made have resulted in exceptional items charged to the income statement of GBP50.0 million. However, these expenses were slightly off-set by the increase in investment income from the cumulative return receivable on preference shares held in Aladdin.*

*4 *The decrease in profit from operations was primarily due to the high level of outstanding debts in London and non-recurring pre-opening and start-up costs associated with the regional casinos and South African operations. Furthermore, full provisions were made against all carrying value of investments in, and receivables from Aladdin in the LCI Group's balance sheet as a result of Aladdin's voluntary petition for a reorganisation in the United States Bankruptcy Court for the District of Nevada filed on 28 September 2001. The full provisions made have resulted in exceptional items charged to the income statement of GBP77.2 million.*

*5 *The increase in both revenue and profit from operations for the financial year was mainly attributable to improved performance both in the UK and overseas casino, significant cost reductions across the LCI Group and the collection of prior year debts. Accordingly, LCI experienced a significant improvement in its financial performance as shown in the PBT of GBP5.3 million as compared to the LBT of GBP119.6 million in the previous financial year. The exceptional item incurred during the financial year relates to costs associated with reaching an agreement with LCI's Group's lenders of GBP2.2 million and exceptional reorganisation expenses of GBP1.0 million related to redundancies that form part of cost reduction initiatives undertaken by the LCI Group.*

*6 *The revenue was slightly ahead of the previous financial year, reflecting the good levels of trading achieved throughout the LCI Group, and notwithstanding the sale of Palm Beach Club Limited ("**Palm Beach**"), its wholly-owned subsidiary. Nevertheless, PBT decreased from the previous financial year due to the increased costs associated with development activity in preparation for the proposed deregulation of the UK gaming industry as set out in the draft Gambling Bill of the UK published on 19 November 2003. The exceptional item incurred during the year relates to exceptional charges for professional fees and the settlement of liabilities in respect of the LCI Group's investment in Aladdin.*

*7 *Commentary for the comparison between the interim results for the six (6) months ended 26 September 2004 and audited results for the financial year ended 28 March 2004 is not available.*

*8 *The weighted average number of shares in issue is not available from the interim report.*

*9 *Annualised EPS is calculated based on the number of shares in issue as at 26 September 2004.*

(Source: LCI's Annual Reports and 2004 Interim Report)

AUDITED FINANCIAL STATEMENTS OF EGH FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004 AND AUDITORS' REPORT

E-Genting Holdings Sdn Bhd (Company No. 91863 – V)

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004
(In Ringgit Malaysia)

		Group		Company	
		2004	2003	**2004**	2003
	Note	**RM**	RM	**RM**	RM
Revenue	4	**36,610,787**	30,796,757	**1,318,798**	3,453,499
Cost of sales	5	**(26,754,410)**	(24,383,719)	**(1,545,298)**	(3,600,937)
Gross profit/(loss)		**9,856,377**	6,413,038	**(226,500)**	(147,438)
Interest income		**2,221,228**	1,810,363	**7,157**	-
Other income		**41,902**	33,678	**-**	15,412
Selling and distribution costs		**(917,184)**	(626,710)	**-**	-
Other operating expenses		**(2,645,891)**	(2,446,682)	**(37,803)**	(39,453)
Administrative expenses		**(1,562,709)**	(1,288,538)	**(168,389)**	(75,286)
Profit/(loss) from ordinary activities before taxation	6	**6,993,723**	3,895,149	**(425,535)**	(246,765)
Taxation	8	**(1,125,256)**	(770,682)	**110,268**	71,543
Net profit/(loss) for the financial year		**5,868,467**	3,124,467	**(315,267)**	(175,222)

The notes set out on pages 50 to 68 form an integral part of these financial statements.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

BALANCE SHEETS
AS AT 31 DECEMBER 2004
(In Ringgit Malaysia)

		Group		Company	
	Note	**2004 RM**	2003 RM	**2004 RM**	2003 RM
Non - current assets					
Plant and equipment	9	**11,554,013**	7,711,126	**188,694**	323,869
Subsidiaries	10	-	-	**250,006**	250,006
Deferred taxation assets	19	**358,749**	246,759	**358,749**	246,759
Current assets					
Trade and other receivables	11	**7,713,866**	2,106,550	**5,493,807**	807,725
Tax recoverable		**534,044**	414,248	**18,248**	54,102
Amount due from holding company	12	-	254,720	-	254,720
Amount due from subsidiaries	13	-	-	**10,120,811**	7,194,751
Amount due from fellow subsidiaries	13	**15,603,844**	7,007,891	**115**	115
Cash and cash equivalents	14	**89,102,899**	77,156,890	**74,226**	49,196
		112,954,653	86,940,299	**15,707,207**	8,360,609
Less: Current liabilities					
Trade and other payables	15	**89,769,771**	78,091,228	**309,315**	215,738
Amount due to holding company	12	**760,394**	-	**760,394**	-
Amount due to subsidiaries	13	-	-	**4,751,629**	5,509,685
Amount due to fellow subsidiaries	13	**2,659,752**	640,651	**184,774**	253,288
Finance lease	16	**1,409,880**	-	-	-
Taxation		**150,891**	-	-	-
		94,750,688	78,731,879	**6,006,112**	5,978,711
Net current assets		**18,203,965**	8,208,420	**9,701,095**	2,381,898
		30,116,727	16,166,305	**10,498,544**	3,202,532
Represented by:					
Capital and reserves					
Share capital	17	**312,500**	150,000	**312,500**	150,000
Reserves	18	**27,907,877**	14,601,910	**9,922,386**	2,800,153
Shareholders' equity		**28,220,377**	14,751,910	**10,234,886**	2,950,153
Non - current liabilities					
Finance lease	16	**41,975**	-	-	-
Deferred taxation	19	**563,219**	406,759	-	-
Provision for retirement gratuities	20	**1,291,156**	1,007,636	**263,658**	252,379
		30,116,727	16,166,305	**10,498,544**	3,202,532

The notes set out on pages 50 to 68 form an integral part of these financial statements.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004
(In Ringgit Malaysia)

Group	Note	Share Capital RM	Share Premium RM	Unappropriated Profit RM	Total RM
2003					
At beginning of the financial year		150,000	-	11,477,443	11,627,443
Net profit for the financial year		-	-	3,124,467	3,124,467
At end of the financial year		150,000	-	14,601,910	14,751,910
2004					
At beginning of the financial year		**150,000**	-	**14,601,910**	**14,751,910**
Issuance of ordinary shares	17	**162,500**	**7,437,500**	-	**7,600,000**
Net profit for the financial year		-	-	**5,868,467**	**5,868,467**
At end of the financial year		**312,500**	**7,437,500**	**20,470,377**	**28,220,377**

Company		Non-Distributable	Distributable	
	Share Capital RM	**Share Premium RM**	**Unappropriated Profit RM**	**Total RM**
2003				
At beginning of the financial year	150,000	-	2,975,375	3,125,375
Net loss for the financial year	-	-	(175,222)	(175,222)
At end of the financial year	150,000	-	2,800,153	2,950,153
2004				
At beginning of the financial year	**150,000**	-	**2,800,153**	**2,950,153**
Issuance of ordinary shares (Note 17)	**162,500**	**7,437,500**	-	**7,600,000**
Net loss for the financial year	-	-	**(315,267)**	**(315,267)**
At end of the financial year	**312,500**	**7,437,500**	**2,484,886**	**10,234,886**

The notes set out on pages 50 to 68 form an integral part of these financial statements

E-GENTING HOLDINGS SDN BHD & SUBSIDIARIES
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004
(In Ringgit Malaysia)

		Group		Company	
	Note	**2004 RM**	2003 RM	**2004 RM**	2003 RM
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit/(loss) from ordinary activities before taxation		**6,993,723**	3,895,149	**(425,535)**	(246,765)
Adjustments for :					
Depreciation of plant and equipment		**6,536,686**	5,191,804	**147,150**	208,909
Interest income		**(2,221,228)**	(1,810,363)	**(7,157)**	-
Allowance for doubtful debts		**9,696**	-	**-**	-
Provision/(write back of) for retirement gratuities		**283,520**	(1,143,101)	**11,279**	(106,977)
		4,608,674	2,238,340	**151,272**	101,932
Operating profit/(loss) before changes in working capital		**11,602,397**	6,133,489	**(274,263)**	(144,833)
Decrease in inventories		**-**	785,043	**-**	785,043
(Increase)/decrease in trade and other receivables		**(5,617,012)**	48,458	**(4,686,082)**	(530,999)
Increase/(decrease) in trade and other payables		**11,863,165**	11,395,038	**93,577**	(1,264,601)
Increase in amount due from subsidiaries		**-**	-	**(9,690,490)**	(1,117,965)
(Increase)/decrease in amount due from fellow subsidiaries		**(6,805,003)**	(811,112)	**(68,514)**	2,953,982
Increase/(decrease) in amount due to holding company		**10,464,511**	(7,422,816)	**11,984,114**	(9,935,836)
		9,905,661	3,994,611	**(2,367,395)**	(9,110,376)
Cash generated from/(used in) operations		**21,508,058**	10,128,100	**(2,641,658)**	(9,255,209)
Taxation paid		**(1,102,071)**	(1,605,173)	**(18,248)**	(27,380)
Taxation refunded		**52,380**	121,798	**52,380**	121,798
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		**20,458,367**	8,644,725	**(2,607,526)**	(9,160,791)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of plant and equipment		**(7,903,235)**	(3,900,841)	**(11,975)**	(9,299)
Repayments from subsidiaries		**-**	-	**6,006,374**	2,513,022
Purchase of additional shares in subsidiaries		**-**	-	**-**	(50,002)
Interest received		**2,221,228**	1,810,363	**7,157**	-
NET CASH (USED IN)/GENERATED FROM INVESTING ACTIVITIES		**(5,682,007)**	(2,090,478)	**6,001,556**	2,453,721

The notes set out on pages 50 to 68 form part of these financial statements.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004
(In Ringgit Malaysia)

	Note	Group		Company	
		2004	2003	**2004**	2003
		RM	RM	**RM**	RM
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issuance of shares		**7,600,000**	-	**7,600,000**	-
Advances from holding company		**3,725,201**	8,399,979	**-**	10,913,000
Repayments to holding company		**(13,174,598)**	(5,547,000)	**(10,969,000)**	(5,547,000)
Repayments of finance lease		**(980,954)**	-	**-**	-
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES		**(2,830,351)**	2,852,979	**(3,369,000)**	5,366,000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**11,946,009**	9,407,226	**25,030**	(1,341,070)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR		**77,156,890**	67,749,664	**49,196**	1,390,266
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR		**89,102,899**	77,156,890	**74,226**	49,196
ANALYSIS OF CASH AND CASH EQUIVALENTS					
Deposits with licensed banks and finance institutions		**88,961,281**	77,101,775	**-**	-
Cash at bank		**133,618**	47,115	**66,226**	41,196
Cash in hand		**8,000**	8,000	**8,000**	8,000
	14	**89,102,899**	77,156,890	**74,226**	49,196

The notes set out on pages 50 to 68 form part of these financial statements.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

1. PRINCIPAL ACTIVITIES

The principal activities of the Company are the provision of information technology related services and investment holding.

The principal activities of the subsidiaries are disclosed in Note 10 to the financial statements

There have been no significant changes in the nature of these activities during the financial year.

The financial statements was authorised for issue by the Board of Directors in accordance with a resolution of the directors on 25 February 2005.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The financial statements are prepared under the historical cost convention.

The Company prepares consolidated financial statements for the current financial year as it is no longer a wholly owned subsidiary of Genting Berhad, the immediate and ultimate holding company following the acquisition of 20% interests in the Company by Resorts World Bhd, a fellow subsidiary as disclosed in Note 21 to the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. Although these estimates are based on Directors' best knowledge of current events and actions, actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with all material items in relation to the financial statements.

The following are the significant accounting policies adopted by the Group:

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsidiaries

The consolidated financial statements includes the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date when control ceases. Subsidiaries are consolidated using the acquisition method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. At the date of acquisition, the fair values of the subsidiaries net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill.

All material intra-group transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated except for unrecoverable costs. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Revenue Recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of service tax and discounts.

Revenue from points management represents the commission derived from the earning and expiry of loyalty points.

Leased Assets

Lease of plant and equipment where the Group acquires the economic benefits of the use of the leased assets for the major part of its economic life are classified as finance leases

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments, less accumulated depreciation and impairment losses.

Plant and equipment acquired under finance lease is depreciated over the shorter of the estimated useful life of the asset and the lease term.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major groups of plant and equipment are as follows:

Plant, machinery and equipment	20 %
Furniture, office and computer equipment	10% - 50 %
Motor vehicles	20 %

Construction-in-progress is stated at cost, consist of development cost for the computer software system. Construction-in-progress is reclassified progressively as computer equipment based on the percentage of completion of the software at the balance sheet date.

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of asset.

Gain and losses on disposal are determined by comparing proceeds with carrying amount and are included in profit/(loss) from operations. On disposal of revalued assets amounts in the revaluation reserve relations to those assets are transferred to unappropriated profits.

Investments

Investments in subsidiaries are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of asset.

Impairment of Assets

The carrying values of assets, other than deferred tax assets and financial assets, are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM"). Transaction in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The principal rates of exchange used in translation are as follows :
(RM to one unit of foreign currency)

Currency	**Financial year end rate**	
	2004	2003
US Dollar	**3.8000**	3.8000

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Income Tax

a) Current taxation
Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred tax
Deferred tax liability and/or assets are recognised for all temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent it is probable that taxable income will be available against which the deferred tax asset can be utilised.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee Benefits

a) Short-term employee benefits
Short-term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post-employment benefits
Post-employment benefits include defined contribution plans under which the Group pays fixed contributions into the mandatory Employees Provident Fund and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long-term employee benefits
Long-term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors of the ultimate holding company for executives and executive directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors of the ultimate holding company in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors of the ultimate holding company.

d) Equity compensation benefits
Equity compensation benefits include share options issued by the ultimate holding company to eligible executives and executive directors of the Company and certain subsidiaries.

These benefits are currently not recognised in the financial statements as there is no specific requirement for recognition and measurement of such benefits.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial assets to another enterprise or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable

a) Financial instrument recognised on the balance sheet.
The recognition methods adopted for the financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument. The financial assets and liabilities of the Group are denominated in Ringgit Malaysia ("RM") unless otherwise indicated in the notes to the financial statements

b) Fair value estimated for disclosure purpose
For non-traded financial instrument, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For non-current financial liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

4. REVENUE

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Rendering of services:				
- membership fees	**1,477,844**	1,165,684	**-**	-
- consultancy and advisory fees	**1,646,438**	1,254,409	**-**	-
- management service fees	**3,447,572**	2,285,219	**1,251,857**	1,160,500
- service fees	**4,561,579**	4,931,719	**1,308**	15,812
- software development fees	**4,037,860**	4,131,683	**16,660**	405,494
- software license fees	**4,122,047**	1,238,390	**-**	-
- commissions	**9,785,058**	7,874,505	**-**	3,486
- expired points	**1,086,109**	1,080,106	**-**	-
- rental of computer equipment	**5,361,847**	4,460,391	**14,844**	38,904
- maintenance fees	**950,304**	505,823	**-**	-
- royalty fees	**118,605**	100,000	**18,605**	-
- other services	**15,524**	15,501	**15,524**	15,491
Sale of goods	**-**	1,753,327	**-**	1,813,812
	36,610,787	30,796,757	**1,318,798**	3,453,499

5. COST OF SALES

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Staff costs (Note 7)	**16,530,695**	13,790,778	**622,979**	279,724
Depreciation of plant and equipment	**6,211,137**	5,348,024	**124,112**	178,326
Maintenance fees	**1,647,762**	1,097,814	**-**	-
Cost of computer hardware and software	**-**	1,420,515	**-**	1,957,131
Professional and consultancy fees	**835,717**	573,474	**168**	271,940
Royalty fees	**137,266**	674,676	**-**	-
Telecommunication charges	**494,456**	679,902	**43,615**	28,725
Service fees	**533,171**	474,697	**298,285**	256,818
Rental charges	**20,621**	18,644	**439,558**	612,134
Other cost of sales	**343,585**	305,195	**16,581**	16,139
	26,754,410	24,383,719	**1,545,298**	3,600,937

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

6. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit/(loss) from ordinary activities before taxation has been determined after inclusion of the following charges and credits:

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Charges/(credit) :				
Depreciation of plant and equipment	**6,536,686**	5,191,804	**147,150**	208,909
Auditors' remuneration	**20,850**	17,800	**5,000**	4,750
Allowance for doubtful debts	**9,696**	-	-	-
Rental of office premises paid to a				
- fellow subsidiary	**120,267**	114,021	-	304
- subsidiary	-	-	**142,366**	102,250
Expenditure paid to subsidiary:				
- Rental of equipment	-	-	**297,192**	509,579
- Services fees	-	-	**274,332**	250,321
Management fees paid to immediate and ultimate holding company	**715,091**	420,434	**127,212**	41,692
Realised foreign exchange losses	**1,234**	412	**130**	48
Service fees paid to a fellow subsidiary	**2,892**	-	**2,892**	-
Rental of machinery and equipment	**20,621**	18,254	-	-
Shared services fees paid to immediate and ultimate holding company	-	-	**21,061**	47,512
Provision for/(write back of) retirement gratuities	**283,520**	(1,143,101)	**11,279**	(106,977)
Credits:				
Interest income	**2,221,228**	1,810,363	**7,157**	-
Rental of machinery and equipment	**14,844**	-	**14,844**	15,360

7. STAFF COSTS

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Staff wages, salaries and bonuses	**13,364,483**	12,368,306	**442,761**	306,876
Contributions made into the Employees Provident Fund	**1,546,486**	1,504,116	**60,139**	31,987
Other staff benefits	**1,336,206**	1,061,457	**108,800**	47,838
Provision for/(write back of) retirement gratuities (Note 20)	**283,520**	(1,143,101)	**11,279**	(106,977)
	16,530,695	13,790,778	**622,979**	279,724
Other information :				
Number of employees at 31 December	**350**	261	**39**	35

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

8. TAXATION

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Current taxation charge	**993,000**	1,115,200	**-**	-
Under provision in prior year	**87,786**	-	**1,722**	-
	1,080,786	1,115,200	**1,722**	-
Deferred tax charge (Note 19)				
Origination and reversal of temporary differences	**132,211**	(153,089)	**(24,249)**	38,996
Benefit from previously unrecognised tax losses	**(71,410)**	(64,853)	**(71,410)**	(35,620)
Benefit from previously unutilised capital allowances	**(16,331)**	(126,576)	**(16,331)**	(74,919)
	44,470	(344,518)	**(111,990)**	(71,543)
	1,125,256	770,682	**(110,268)**	(71,543)

Subject to agreement by Inland Revenue Board, the Company has unabsorbed tax losses amounting to RM563,000 (2003: RM301,000) which can be carried forward to set off against future taxable income of the Company.

Subject to agreement by Inland Revenue Board, the Group has unabsorbed tax losses amounting to RM678,000 (2003: RM865,000) which can be carried forward to set off against future taxable income of the respective subsidiaries of the Group.

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows :

	Group		Company	
	2004	2003	**2004**	2003
	%	%	**%**	%
Malaysian tax rate	**28.0**	28.0	**(28.0)**	(28.0)
Tax effects of :				
- expenses not deductible for tax purposes	**1.1**	1.5	**1.5**	2.0
- tax incentives	**(5.7)**	(1.2)	**-**	
- utilisation of previously unabsorbed tax losses	**(9.6)**	-	**-**	-
- current year's unabsorbed capital allowance on plant and equipment	**0.9**	-	**-**	-
- under accrual in prior years (net)	**1.3**	-	**0.4**	-
- capital allowance claimed not captured as plant and equipment cost	**(0.4)**	(0.1)	-	-
- deferred tax asset not recognised in respect of current year's provision or tax loss	**2.9**	4.9	**-**	-
- deferred tax asset not recognised in respect of unabsorbed tax losses	**-**	(11.0)	**-**	-
- others	**(2.4)**	(2.3)	**0.2**	(3.0)
Effective tax rate	**16.1**	19.8	**(25.9)**	(29.0)

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

9. PLANT AND EQUIPMENT

2004 Group	Construction in progress RM	Plant, machinery and equipment RM	Furniture, office and computer equipments RM	Motor vehicles RM	Total RM
Cost :					
Beginning of the financial year	-	280,391	27,824,140	578,684	28,683,215
Additions	2,485,579	281,774	7,383,969	-	10,151,322
Transfer from fellow subsidiaries	-	-	228,251	-	228,251
End of the financial year	2,485,579	562,165	35,436,360	578,684	39,062,788
Accumulated depreciation :					
Beginning of the financial year	-	(97,978)	(20,732,780)	(141,331)	(20,972,089)
Charge for the financial year	-	(86,388)	(6,352,951)	(97,347)	(6,536,686)
End of the financial year	-	(184,366)	(27,084,731)	(238,678)	(27,508,775)
Net book value at end of the financial year	2,485,579	377,799	8,350,629	340,006	11,554,013

2003 Group	Construction in progress RM	Plant, machinery and equipment RM	Furniture, office and computer equipments RM	Motor vehicles RM	Total RM
Cost :					
Beginning of the financial year	2,672,803	161,541	21,597,107	237,684	24,669,135
Additions	-	118,850	3,440,991	341,000	3,900,841
Reclassification	(2,672,803)	-	2,672,803	-	-
Transfer from fellow subsidiaries	-	-	113,239	-	113,239
End of the financial year	-	280,391	27,824,140	578,684	28,683,215
Accumulated depreciation :					
Beginning of the financial year	-	(54,258)	(15,627,864)	(98,163)	(15,780,285)
Charge for the financial year	-	(43,720)	(5,104,916)	(43,168)	(5,191,804)
End of the financial year	-	(97,978)	(20,732,780)	(141,331)	(20,972,089)
Net book value at end of the financial year	-	182,413	7,091,360	437,353	7,711,126

Included in construction-in-progress of the Group is computer equipment with cost of RM2,432,809 (2003: RM Nil) was acquired by means of finance lease arrangement (Note 16). The net book value of the computer equipment under finance lease at balance sheet date is RM2,432,809.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

9. PLANT AND EQUIPMENT

2004 Company	**Plant, Machinery and equipment RM**	**Furniture, office and computer equipments RM**	**Motor vehicles RM**	**Total RM**
Cost :				
Beginning of the financial year	5,779	846,644	69,199	921,622
Additions	-	11,975	-	11,975
End of the financial year	5,779	858,619	69,199	933,597
Accumulated depreciation :				
Beginning of the financial year	(4,142)	(524,413)	(69,198)	(597,753)
Charge for the financial year	(1,156)	(145,994)	-	(147,150)
End of the financial year	(5,298)	(670,407)	(69,198)	(744,903)
Net book value at end of the financial year	481	188,212	1	188,694

2003 Company	**Plant, Machinery and equipment RM**	**Furniture, office and computer equipments RM**	**Motor vehicles RM**	**Total RM**
Cost :				
Beginning of the financial year	5,779	655,549	134,199	795,527
Additions	-	9,299	-	9,299
Transfer to a subsidiary	-	(18,563)	(65,000)	(83,563)
Transfer from a subsidiary	-	200,359	-	200,359
End of the financial year	5,779	846,644	69,199	921,622
Accumulated depreciation :				
Beginning of the financial year	(2,986)	(329,463)	(84,365)	(416,814)
Charge for the financial year	(1,156)	(200,170)	(7,583)	(208,909)
Transfer to a subsidiary	-	5,220	22,750	27,970
End of the financial year	(4,142)	(524,413)	(69,198)	(597,753)
Net book value at end of the financial year	1,637	322,231	1	323,869

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

10. SUBSIDIARIES

	Company	
	2004	2003
	RM	RM
Non current :		
Unquoted shares – at cost	**250,006**	250,006

The subsidiaries of the Company are as follows:

Name of Company	**Effective Percentage of Ownership**		**Country of Incorporation**	**Principal Activities**
	2004	2003		
Genting Information Knowledge Enterprise Sdn Bhd	**100%**	100%	Malaysia	Research in software development and consultancy
E-Genting Sdn Bhd	**100%**	100%	Malaysia	Provision of information technology services and consultancy
Genting WorldCard Services Sdn Bhd	**100%**	100%	Malaysia	Provider of loyalty program services
Genting WorldCard Sdn Bhd	**100%**	100%	Malaysia	Provider of loyalty program services

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

11. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004 RM	2003 RM	**2004 RM**	2003 RM
Trade receivables	**1,263,137**	1,058,916	**635,220**	560,485
Deposits	**4,895,255**	444,208	**4,676,397**	230,652
Prepayments	**535,565**	175,452	**535**	-
Other receivables	**1,029,605**	427,974	**181,655**	16,588
	7,723,562	2,106,550	**5,493,807**	807,725
Less: Allowance for doubtful debts	**(9,696)**	-	-	-
	7,713,866	2,106,550	**5,493,807**	807,725

Credit terms offered by the Group in respect of trade receivables are 30 days from the date of invoice.

Included in deposits is the warranty deposit amounting to RM4,445,745 (2003: Nil).

12. AMOUNT DUE FROM/(TO) HOLDING COMPANY

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

The amounts due from/(to) holding company are interest-free, unsecured and have no fixed repayments terms.

13. AMOUNT DUE FROM/(TO) SUBSIDIARIES/FELLOW SUBSIDIARIES

The amounts due from/(to) subsidiaries/fellow subsidiaries are interest-free, unsecured and have no fixed repayment terms.

14. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004 RM	2003 RM	**2004 RM**	2003 RM
Deposits with licensed banks and finance institutions	**88,961,281**	77,101,775	-	-
Cash at bank	**133,618**	47,115	**66,226**	41,196
Cash in hand	**8,000**	8,000	**8,000**	8,000
	89,102,899	77,156,890	**74,226**	49,196

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

14. CASH AND CASH EQUIVALENTS (CONTINUED)

The interest rate of the deposits is ranging from 2.62% to 2.69% (2003: 2.69% to 2.70%) per annum.

The deposits as at 31 December 2004 have maturity periods ranging from between overnight and one month. Cash and bank balances are held at call.

15. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Trade payables	**86,476,032**	75,987,077	**79,791**	83,208
Accrued expenses	**2,631,045**	1,335,651	**72,984**	81,638
Accrued capital expenditure	**39,183**	223,805	**-**	-
Other payables	**623,511**	544,695	**156,540**	50,892
	89,769,771	78,091,228	**309,315**	215,738

Credit terms available to the Group range from 30 days to 60 days from the date of invoice.

16. FINANCE LEASE

	Group	
	2004	2003
	RM	RM
Unsecured		
Short term finance lease payable	**1,409,880**	-
Long term finance lease payable	**41,975**	-
	1,451,855	-
Minimum lease payments:		
Not later than 1 year	**1,409,880**	-
Later than 1 year and not later than 2 years	**41,975**	-
	1,451,855	-

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

16. FINANCE LEASE (CONTINUED)

Finance lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The fair value of finance lease closely approximate its book value.

17. SHARE CAPITAL

	Group/Company	
	2004	2003
	RM	RM
Authorised :		
Ordinary shares of RM1 each	**500,000**	500,000
1% convertible non-cumulative redeemable preference shares of RM1 each	**500,000**	500,000
	1,000,000	1,000,000
Issued and fully paid ordinary shares of RM1 each		
At beginning of financial year	**150,000**	150,000
Issued during the financial year	**162,500**	-
At the end of financial year	**312,500**	150,000

During the financial year, the Company issued 100,000 and 62,500 new ordinary shares of RM1 each at an issue price of RM1 and RM120 per share respectively for additional working capital purposes. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

The 1% convertible non-cumulative redeemable preference shares of RM1 each are redeemable at par value of the preference shares or at such premium as the Company may from time to time decide.

The preference shares do not have voting rights.

18. RESERVES

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Share premium	**7,437,500**	-	**7,437,500**	-
Unappropriated profit	**20,470,377**	14,601,910	**2,484,886**	2,800,153
	27,907,877	14,601,910	**9,922,386**	2,800,153

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

18. RESERVES (CONTINUED)

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank all of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

The tax exempt income as at 31 December 2004, available to frank as tax exempt dividends arising from tax on income earned in 1999 being waived, amounted to approximately RM705,000 (2003 : RM705,000).

19. DEFERRED TAX ASSETS/(LIABILITIES)

	Group		**Company**	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Balance as at 1 January	**(160,000)**	(504,518)	**246,759**	175,216
(Charged)/credited to income statement (Note 8) :				
- plant and equipment	**(147,171)**	(87,383)	**25,001**	(9,042)
- provisions	**14,960**	377,474	**(752)**	(29,954)
- tax losses	**71,410**	64,853	**71,410**	35,620
- unutilised capital allowances	**16,331**	126,576	**16,331**	74,919
- others	**-**	(137,002)	**-**	-
	(44,470)	344,518	**111,990**	71,543
Balance as at 31 December	**(204,470)**	(160,000)	**358,749**	246,759
Subject to income tax				
Deferred tax assets				
- provisions	**235,844**	220,884	**85,946**	86,698
- tax losses	**155,851**	84,441	**155,851**	84,441
- unutilised capital allowances	**142,907**	126,576	**142,907**	126,576
	534,602	431,901	**384,704**	297,715
Offsetting	**(175,853)**	(185,142)	**(25,955)**	(50,956)
Deferred tax assets (after offsetting)	**358,749**	246,759	**358,749**	246,759
Deferred tax liability				
- plant and equipment	**(739,072)**	(591,901)	**(25,955)**	(50,956)
Offsetting	**175,853**	185,142	**25,955**	50,956
Deferred tax liability (after offsetting)	**(563,219)**	(406,759)	**-**	-

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

20. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2004	2003	**2004**	2003
	RM	RM	**RM**	RM
Balance as at 1 January	**1,007,636**	2,182,712	**252,379**	359,356
Charge for the financial year	**535,638**	1,312,443	**71,269**	17,499
Under/(over) provision in prior year	**34,283**	(2,080,644)	**92,730**	-
Reclassification to other payables	**-**	(31,975)	**-**	-
Write back of provision	**(286,401)**	(374,900)	**(152,720)**	(124,476)
Balance as at 31 December	**1,291,156**	1,007,636	**263,658**	252,379

21. SIGNIFICANT RELATED PARTY TRANSACTIONS

In normal course of business, the Group and the Company undertakes on agreed terms and prices, transactions with its related companies and other related parties.

The related party disclosures listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

	2004	2003
	RM	RM
Group		
Rendering of services		
a) Provision of information technology, implementation, support and maintenance to Resorts World Bhd and its subsidiaries, a 56.79% owned subsidiary of Genting Berhad and Asiatic Development Berhad, a 54.9% owned subsidiary of Genting Berhad	**32,198,761**	25,548,251
b) Provision of information technology, implementation, support and maintenance to Genting Berhad, an immediate and ultimate holding company	**2,259,006**	2,244,080
Purchase of services		
c) Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly owned subsidiary company of Genting Berhad	**1,621,085**	1,603,980
d) Management fee charged by Genting Berhad, an immediate and ultimate holding company	**715,091**	420,434

On 23 December 2004, Resorts World Bhd, a 56.79% owned subsidiary of Genting Berhad, acquired 20% of the issued share capital of the Company for a purchase consideration of RM7,500,000.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

21. SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

	2004 RM	2003 RM
Rendering of services		
Company		
a) Provision of information technology, consultancy, implementation, support and maintenance to Resorts World Bhd and its subsidiaries, a 56.79% owned subsidiary of Genting Berhad	**18,605**	1,726,193

22. CAPITAL COMMITMENTS

	Group	
	2004 RM	2003 RM
Authorised and contracted capital expenditure not provided for in the financial statements :		
- plant and equipment	**2,274,818**	5,757,627

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The operations of the Group are subject to a variety of financial risks, including foreign currency risk, interest rate risk, market risk, credit risk and liquidity and cash flow risk. The Group has a financial risk management framework to minimise its exposure to risk and costs associated with the financial, investment and operational activities of the Group.

The main areas of financial risks faced by the Group are as follows :

Foreign currency exchange risk
The Group is exposed to foreign currency exchange risk when subsidiaries enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Credit risk
The Group is exposed to credit risk mainly in relation to trade receivables. The Group extends credit to its customers based upon regular evaluation of their credit worthiness and payment history.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004
(In Ringgit Malaysia)

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Liquidity and cash flow risk
The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

Market risk
The Group has policies to manage its exposure to fluctuation in the prices of computer products used in its operations. The Group manages its risk through established guidelines and policies.

24. SIGNIFICANT EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On 1 February 2005, the Company entered into a supplementary agreement to make certain amendments to the Collaboration and Development Agreement with Resorts World Bhd, a 56.79% owned subsidiary of Genting Berhad , principally to include additional electronic gaming machines in the themed entertainment lounges for performance warranty of RM1,000,000.

25. FAIR VALUES

The carrying amounts of the Group's financial assets and liabilities approximate their fair values.

E-GENTING HOLDINGS SDN BHD
(Incorporated in Malaysia)

STATUTORY DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, **CHIEW SOW LIN**, the Director primarily responsible for the financial management of **E-GENTING HOLDINGS SDN BHD**, do solemnly and sincerely declare that the financial statements set out on pages 45 to 68 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed **CHIEW SOW LIN** at KUALA LUMPUR on 25 February 2005)



Before me,


PESURUHJAYA SUMPAH
No. W023
Dato Ng
Mann Cheong
MALAYSIA

COMMISSIONER FOR OATHS

18th Floor, Bangunan AmBank Group
Letter Box No: 18D,
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997
www.pwc.com/my

REPORT OF THE AUDITORS TO THE MEMBERS OF E-GENTING HOLDINGS SDN BHD

(Company No. 91863 V)
(Incorporated in Malaysia)

We have audited the financial statements set out on pages 45 to 68. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   (ii) the state of affairs of the Group and Company as at 31 December 2004 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.





PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/06 (J))
Partner of the firm

Kuala Lumpur
25 February 2005

GEREMI LIMITED
(Incorporated in the Isle of Man with Limited Liability No. 111972C)

INCOME STATEMENT
FOR THE FINANCIAL PERIOD FROM 14 OCTOBER 2004
(DATE OF INCORPORATION) TO 31 DECEMBER 2004

	NOTE	Financial period from 14.10.2004 to 31.12.2004 USD
Revenue		-
Audit fees		(1,623)
Secretarial, legal and professional fees		(3,051)
Total expenses		(4,674)
Loss before taxation		(4,674)
Taxation	5	-
Net loss for the financial period		(4,674)

The notes set out on pages 75 to 78 form part of these financial statements.

GEREMI LIMITED
(Incorporated in the Isle of Man with Limited Liability No. 111972C)

BALANCE SHEET
AS AT 31 DECEMBER 2004

	NOTE	2004 USD
CURRENT ASSET		
Cash in hand		2
LESS : CURRENT LIABILITY		
Accruals		4,674
NET CURRENT LIABILITIES		(4,672)
REPRESENTED BY		
SHARE CAPITAL	6	2
RESERVES		(4,674)
DEFICIT IN SHAREHOLDER'S FUNDS		(4,672)

Approved by the Board of Directors on 30 May 2005.



QUAH CHEK TIN
Director



LEE CHOONG YAN
Director

The notes set out on pages 75 to 78 form part of these financial statements.

GEREMI LIMITED
(Incorporated in the Isle of Man with Limited Liability No. 111972C)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD FROM 14 OCTOBER 2004
(DATE OF INCORPORATION) TO 31 DECEMBER 2004

	Share Capital USD	Accumulated loss USD	Total USD
Shares issued at date of incorporation	2	-	2
Net loss for the financial period	-	(4,674)	(4,674)
Balance at 31 December 2004	2	(4,674)	(4,672)

The notes set out on pages 75 to 78 form part of these financial statements.

CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD FROM 14 OCTOBER 2004 (DATE OF INCORPORATION) TO 31 DECEMBER 2004

	Financial period from 14.10.2004 to 31.12.2004
	USD
CASH FLOWS FROM OPERATING ACTIVITIES	
Loss before taxation	(4,674)
Increase in accruals	4,674
Net Cash From Operating Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issue of shares	2
Net Cash From Financing Activities	2
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	2
CASH AND CASH EQUIVALENTS AT THE DATE OF INCORPORATION	-
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL PERIOD	2
ANALYSIS OF CASH AND CASH EQUIVALENTS	
Cash in hand	2

The notes set out on pages 75 to 78 form part of these financial statements.

GEREMI LIMITED
(Incorporated in the Isle of Man with Limited Liability No. 111972C)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2004

---

1. INCORPORATION AND COMMENCEMENT OF OPERATIONS

The Company was incorporated on 14 October 2004 and has not commenced operations as at 31 December 2004.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with approved accounting standards in Malaysia and the provisions of the Isle of Man Companies Acts 1931 to 2004. The financial statements adopt the historical cost convention and unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards in Malaysia and the provisions of the Isle of Man Companies Acts, 1931 to 2004 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial period. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results may differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Company have been applied consistently in dealing with all material items in relation to the financial statements.

The following are the significant accounting policies adopted by the Company:

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currencies

The financial statements are stated in United States Dollar ("USD").

Transactions in foreign currencies have been translated into USD at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The principal rates of exchange used in translation are as follows:
(USD to one unit of foreign currency)

Currency	Year end rates 2004
Ringgit Malaysia	**0.2632**
Sterling Pound	**1.9292**

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial risk management of the Company is managed by the penultimate holding company.

The Company operates within clearly defined guidelines which are laid down by the penultimate holding company. The financial risk management of the Company is carried out through risk reviews, effective internal controls and adherence to the financial risk management policies.

The Company's income and operating cash flows are substantially independent of changes in market interest rates. There is no significant concentration of credit risk.

Arrangements have been made with the penultimate holding company for adequate funding to be made available for the Company's operating requirements.

5. TAXATION

The activities of the Company are undertaken outside the Isle of Man and any profits arising are therefore not subject to taxation in the Isle of Man.

6. SHARE CAPITAL

	2004 USD
Authorised:	
Created at date of incorporation:	
3,000 ordinary shares of USD 1 each	3,000
Issued and fully paid up:	
Issued at date of incorporation:	
2 ordinary shares of USD 1 each	2

7. HOLDING COMPANIES AND OTHER RELATED COMPANIES

The Company's immediate holding company is Resorts World Limited, a company incorporated in the Isle of Man.

The penultimate holding companies are Sierra Springs Sdn Bhd and Resorts World Bhd. The ultimate holding company is Genting Berhad. These companies are incorporated in Malaysia.

The penultimate holding company, Resorts World Bhd has indicated its intention to provide financial support to enable the Company to meet its liabilities as they fall due and to continue its business without a significant curtailment of its operations in the ensuing financial year to 31 December 2005.

The Company has no employees at the end of the financial period 2004.

8. FAIR VALUE

The carrying amounts of the Company's financial assets and liabilities approximate their fair values.

9. SIGNIFICANT EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On 20 April 2005, the Company acquired 20% equity interest in E-Genting Holdings Sdn. Bhd., comprising 62,500 ordinary shares of RM1.00 each from Resorts World Bhd, its penultimate holding company for a consideration of USD4.6 million (" the Sale Proceeds"). The total consideration will be settled by the Company in the following manner:

- The assignment of the Sale Proceeds by Resorts World Bhd to Sierra Springs Sdn Bhd, a wholly- owned subsidiary of Resorts World Bhd and the repayment by Sierra Springs Sdn Bhd via the issuance of 17,480 new 6% non-convertible non-cumulative redeemable preference shares of RM1.00 each at a premium of RM999 to Resorts World Bhd;

- The re-assignment of the Sale Proceeds by Sierra Springs Sdn Bhd to Resorts World Limited, a wholly-owned subsidiary of Sierra Springs Sdn Bhd and the repayment by Resorts World Limited via the issuance of 4,600 new convertible non-cumulative redeemable preference shares of USD1.00 each at a premium of USD999 to Sierra Springs Sdn Bhd;

- The repayment by the Company via the issuance of 4,600 new convertible non-cumulative redeemable preference shares of USD1.00 each at a premium of USD999 to its immediate holding company, Resorts World Limited.

INDEPENDENT AUDITORS' REPORT TO THE MEMBER OF GEREMI LIMITED

(Incorporated in the Isle of Man with Limited Liability No.111972C)

We have audited the accompanying balance sheet of Geremi Limited ("the Company") as at 31 December 2004, and the related income, and cash flow statements for the financial year then ended. The financial statements set out on pages 71 to 78 are the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company at the end of the financial period and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the Isle of Man Companies Acts, 1931 to 2004. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud, error and non-compliance with law and regulations.

This report, including the opinion has been prepared for and only for the Company's member as a body in accordance with Section 15 of the Isle of Man Companies Act, 1982 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true view of the financial position of the Company as at 31 December 2004 and of the results of operations and cash flows of the Company for the financial period then ended in accordance with applicable approved accounting standards in Malaysia and have been properly prepared in accordance with the Isle of Man Companies Acts, 1931 to 2004.



PricewaterhouseCoopers
Chartered Accountants
Isle of Man

8 June 2005

CONSOLIDATED INCOME STATEMENT

For The Financial Year Ended 31 December 2004
(In United States Dollars)

	Note	**2004 US$'000**	2003 US$'000
Revenue	3	**10,128**	8,111
Cost of sales		**(3,273)**	(2,226)
Gross profit		**6,855**	5,885
Unrealised fair value gains/(losses) on quoted investments:			
- trading investments		**7,567**	1,737
- non-current available-for-sale investments		**(826)**	-
		6,741	1,737
Unrealised exchange gains on bank deposits		**1,209**	-
Other operating income		**1,315**	56
Administrative expenses		**(1,685)**	(1,312)
Other operating expenses		**(462)**	(447)
Profit from operations		**13,973**	5,919
Interest expense		**(289)**	(1)
Share of results of:			
- jointly controlled entities	9	**(246)**	-
- associate	10	**(324)**	(149)
Profit from ordinary activities before taxation	4	**13,114**	5,769
Taxation	5	**(112)**	(59)
Net profit for the financial year		**13,002**	5,710
Earnings per share	6	**0.9 cent**	0.4 cent

The notes set out on pages 86 to 101 form an integral part of these financial statements.

BALANCE SHEETS

As at 31 December 2004
(In United States Dollars)

	Note	Group		Company	
		2004	2003	2004	2003
		US$'000	US$'000	US$'000	US$'000
Non-current assets					
Property, plant and equipment	7	**108**	257	**14**	17
Subsidiaries	8	**-**	-	**37,350**	25,230
Jointly controlled entities	9	**10,445**	-	**-**	-
Associate	10	**2,095**	2,775	**-**	-
Available-for-sale investments	11	**70,749**	2,155	**-**	-
		83,397	5,187	**37,364**	25,247
Current assets					
Trade and other receivables	12	**1,419**	1,276	**125,761**	7,570
Trading investments	13	**46,337**	5,100	**-**	-
Bank balances and deposits	14	**46,311**	74,260	**43,139**	69,452
		94,067	80,636	**168,900**	77,022
Less: Current liabilities					
Trade and other payables	15	**2,623**	1,618	**37,594**	30,813
Bank borrowings	16	**76,892**	-	**76,892**	-
Taxation		**57**	53	**44**	33
		79,572	1,671	**114,530**	30,846
Net current assets		**14,495**	78,965	**54,370**	46,176
		97,892	84,152	**91,734**	71,423
Capital and reserves					
Share capital	17	**141,945**	141,945	**141,945**	141,945
Exchange translation reserve		**(8,675)**	(9,412)	**165**	164
Accumulated losses		**(35,385)**	(48,387)	**(50,376)**	(70,686)
Shareholders' equity		**97,885**	84,146	**91,734**	71,423
Minority interests		**7**	6	**-**	-
		97,892	84,152	**91,734**	71,423
Net tangible assets per ordinary share		**6.8 cents**	5.8 cents		

Approved by the Board of Directors on 25 February 2005.

TAN SRI LIM KOK THAY
Chairman

JUSTIN TAN WAH JOO
Managing Director

The notes set out on pages 86 to 101 form an integral part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

For The Financial Years Ended 31 December 2003 And 2004
(In United States Dollars)

	Share capital US$'000	Exchange translation reserve (non-distributable) US$'000	Accumulated losses US$'000	Total US$'000
Group				
2003				
Beginning of the financial year	141,945	(10,955)	(54,097)	76,893
Exchange differences not recognised in the income statement	-	1,543	-	1,543
Net profit for the financial year	-	-	5,710	5,710
End of the financial year	141,945	(9,412)	(48,387)	84,146
2004				
Beginning of the financial year	**141,945**	**(9,412)**	**(48,387)**	**84,146**
Exchange differences not recognised in the income statement	-	**737**	-	**737**
Net profit for the financial year	-	-	**13,002**	**13,002**
End of the financial year	**141,945**	**(8,675)**	**(35,385)**	**97,885**
Company				
2003				
Beginning of the financial year	141,945	164	(72,943)	69,166
Net profit for the financial year	-	-	2,257	2,257
End of the financial year	141,945	164	(70,686)	71,423
2004				
Beginning of the financial year	**141,945**	**164**	**(70,686)**	**71,423**
Exchange differences not recognised in the income statement	-	**1**	-	**1**
Net profit for the financial year	-	-	**20,310**	**20,310**
End of the financial year	**141,945**	**165**	**(50,376)**	**91,734**

The notes set out on pages 86 to 101 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For The Financial Year Ended 31 December 2004
(In United States Dollars)

	Note	**2004** US$'000	2003 US$'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	A	**(26,332)**	4,861
INVESTING ACTIVITIES			
Purchase of non-current available-for-sale investments		**(69,342)**	-
Investment in jointly controlled entity*		**(10,029)**	-
Property, plant and equipment:			
- purchases		**(50)**	(158)
- proceeds from disposals		**-**	22
Proceeds from disposal of non-current available-for-sale investment		**807**	-
Investment in associate #		**-**	(3,061)
Partial return of cost of non-current available-for-sale investment		**-**	2,055
Retention monies received from disposal of development property		**-**	1,733
NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES		**(78,614)**	591
FINANCING ACTIVITIES			
Proceeds from bank borrowings		**76,892**	-
Advances from/(repayments to) immediate holding company		**83**	(8)
Repayments to fellow subsidiaries		**(186)**	(165)
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES		**76,789**	(173)
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	B	**(28,157)**	5,279

* Net assets acquired and net cash outflow on acquisition of Stanley Genting Casinos Limited, a 50:50 jointly controlled entity are analysed as follows:

	2004	2003
Non-current assets	**5,015**	-
Current assets	**5,014**	-
Net cash outflow on acquisition of jointly controlled entity	**10,029**	-

#Net assets acquired and net cash outflow on acquisition of 30.7% share capital of Pacific Lottery Corporation Limited, an associate are analysed as follows:

	2004	2003
Property, plant and equipment	-	270
Net working capital	-	595
	-	865
Goodwill arising on consolidation	-	2,196
Net cash outflow on acquisition of associate	-	3,061

The notes set out on pages 86 to 101 form an integral part of these financial statements.

NOTES TO CONSOLIDATED CASH FLOW STATEMENT

For The Financial Year Ended 31 December 2004

(In United States Dollars)

	2004 US$'000	2003 US$'000
A. CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit for the financial year	**13,002**	5,710
Adjustments for:		
Amortisation of goodwill	**462**	336
Share of results of:		
- jointly controlled entities	**246**	-
- associate	**324**	149
Property, plant and equipment:		
- depreciation	**33**	72
- loss on disposal	**-**	17
- written off	**-**	6
Fair value (gains)/losses on quoted investments:		
- non-current available-for-sale investments	**826**	-
- trading investments	**(7,567)**	(1,737)
Taxation	**112**	59
Interest expense	**289**	1
Interest income	**(1,178)**	(760)
Gain on disposal of non-current available-for-sale investment	**(803)**	-
Gain on dilution of 50% interest in WorldCard International Limited	**(220)**	-
Other non-cash items	**-**	(46)
	(7,476)	(1,903)
	5,526	3,807
Changes in working capital:		
Decrease in trade and other receivables	**283**	1,238
Increase/(decrease) in trade and other payables	**681**	(928)
Increase in trading investments	**(33,668)**	-
	(32,704)	310
Cash (absorbed by)/generated from operations	**(27,178)**	4,117
Interest received	**1,179**	766
Interest paid	**(223)**	(1)
Tax paid	**(110)**	(38)
Tax refund	**-**	17
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	**(26,332)**	4,861
B. ANALYSIS OF CASH AND CASH EQUIVALENTS		
At beginning of the financial year	**74,260**	69,046
Exchange differences on opening balances	**65**	163
Net (outflow)/inflow before adjustments for the effect of exchange rate changes	**(28,157)**	5,279
Effect of exchange rate changes	**143**	(228)
At end of the financial year	**46,311**	74,260
Bank balances and deposits	**46,311**	74,260

The notes set out on pages 86 to 101 form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2004
(In United States Dollars)

1. PRINCIPAL ACTIVITIES

The Company's principal activity is that of an investment holding company.

The principal activities of the Company's subsidiaries during the financial year included investments and provision of sales and marketing services to leisure and hospitality related businesses.

The address of the registered office of the Company is International House, Castle Hill, Victoria Road, Douglas, Isle of Man.

The address of the principal place of business of the Company is Suites 1526-27, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards. The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below. The preparation of financial statements in conformity with general accepted accounting principles requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Group accounting

(a) Subsidiaries

Subsidiaries are entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(b) Jointly controlled entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties. The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements by the equity method of accounting.

Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition (net of accumulated amortisation).

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that results from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

(c) Associates

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or in which the Group has significant influence, but which it does not control.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Goodwill

On the acquisition of an associate, fair values are attributed to the Group's share of the net assets acquired. Goodwill arises where the consideration paid exceeds the values attributable to such assets acquired. Such goodwill is recognised as an intangible asset and is amortised using the straight-line method over its estimated useful life of 5 years. The carrying amount of goodwill is reviewed annually and written down for impairment where it is considered necessary.

Property, plant and equipment

All property, plant and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for property, plant and equipment are as follows:

Leasehold improvements	20%
Plant, equipment and vehicles	10% - 50%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its estimated recoverable amount.

Gains and losses on disposal of property, plant and equipment are determined by comparing proceeds with carrying amounts and are included in operating profit.

Investments

Investments in subsidiaries are stated at cost less impairment loss.

Investments in subsidiaries are eliminated on consolidation while investment in jointly controlled entities and associates are accounted for by the equity method of accounting.

Equity accounting involves recognising in the income statement the Group's share of results of jointly controlled entities and associates for the financial year.

The Group classified the other investments into the following categories: trading investments and available-for-sale investments. Investments which are classified as trading investments are included in current assets unless management has the express intention of holding the investments for a period exceeding 12 months, in which case they are classified as available-for-sale investments and are included in non-current assets.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Quoted investments are subsequently carried at fair values. Fair values of quoted investments are based on quoted market prices at the close of business on the balance sheet date. Realised and unrealised gains and losses arising from changes in the fair value of quoted investments are included in the income statement in the period in which they arise.

The non-current available-for-sale investments which are unquoted are stated at cost less impairment loss. Fair values of these investments are not available as these investments are unquoted and there are no comparable securities traded which can give an indication of their fair values.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Realised and unrealised gains and losses arising from changes in the fair value of derivative financial instruments are included in the income statement in the period in which they arise.

Foreign currencies

The financial statements are stated in United States Dollars ("US$").

Transactions in other currencies during the financial year have been translated into US$ at the rates ruling on the dates of the transactions or, if covered by forward foreign exchange contracts, at contracted rates. Monetary assets and liabilities in other currencies at the financial year end have been translated into US$ at the year end rates or, if covered by forward exchange contracts, at contracted rates. Gains and losses arising from translation are included in the income statement.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Foreign currencies (CONT'D)

Income statements of subsidiaries and associates denominated in other reporting currencies are translated into US$ at average rates for the financial year and the balance sheets are translated at the year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiaries and associates are recognised in reserves.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and cash equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to cash and are subject to insignificant risk of changes in value.

Employee benefits

The Group's contribution to defined contribution pension plans are charged to the income statement in the period to which the contribution relate.

Revenue recognition

Sales are recognised on performance of services and after eliminating sales within the Group.

Revenues earned by the Group are recognised on the following basis:

Interest income – on an accrual basis.

Revenue from services – based on work performed.

Rental income – on an accrual basis.

Dividend income – when the Group's right to receive payment is established.

Sales of trading investments – when contracts are executed.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

3. SEGMENT INFORMATION

Business segments

	Investments		Leisure and Hospitality		Group	
	2004 US$'000	2003 US$'000	**2004 US$'000**	2003 US$'000	**2004 US$'000**	2003 US$'000
Revenue						
- Interest income	**1,178**	760	**-**	-	**1,178**	760
- Revenue from services	**-**	-	**8,528**	7,103	**8,528**	7,103
- Sales of trading investment	**197**	-	**-**	-	**197**	-
- Dividend income	**225**	248	**-**	-	**225**	248
	1,600	1,008	**8,528**	7,103	**10,128**	8,111
Results						
Segment result	**197**	126	**5,826**	4,056	**6,023**	4,182
Unrealised fair value gains/(losses) on quoted investments:						
- non-current available-for-sale investments	**(826)**	-	**-**	-	**(826)**	-
- *trading investments*	**7,567**	1,737	**-**	-	**7,567**	1,737
Unrealised exchange gains on bank deposits	**1,209**	-	**-**	-	**1,209**	-
Profit from operations	**8,147**	1,863	**5,826**	4,056	**13,973**	5,919
Interest expense					**(289)**	(1)
Share of results of:						
- jointly controlled entities	**-**	-	**(246)**	-	**(246)**	-
- associate	**-**	-	**(324)**	(149)	**(324)**	(149)
Profit before taxation					**13,114**	5,769
Taxation					**(112)**	(59)
Net profit for the financial year					**13,002**	5,710
Other information						
Segment assets	**162,533**	79,632	**2,391**	3,416	**164,924**	83,048
Jointly controlled entities	**-**	-	**10,445**	-	**10,445**	-
Associate	**-**	-	**2,095**	2,775	**2,095**	2,775
Consolidated total assets					**177,464**	85,823
Segment liabilities	**78,306**	679	**1,216**	945	**79,522**	1,624
Income tax liabilities					**57**	53
Consolidated total liabilities					**79,579**	1,677
Depreciation	**-**	7	**33**	65	**33**	72
Amortisation of goodwill	**-**	-	**462**	336	**462**	336
Capital expenditure	**-**	-	**50**	158	**50**	158

Capital expenditure comprises additions to property, plant and equipment.

The Group is organised into two main business segments:
Investments – investing in assets to generate future income and cash flows.
Leisure and hospitality – provision of sales and marketing services to resort related businesses.

There are no sales or other transactions between the business segments.

3. SEGMENT INFORMATION (CONT'D)

Geographical segments

	Revenue		Total assets		Capital expenditure	
	2004 US$'000	2003 US$'000	**2004 US$'000**	2003 US$'000	**2004 US$'000**	2003 US$'000
Asia Pacific	**9,906**	7,865	**52,611**	78,396	**50**	158
Europe	**222**	246	**122,758**	4,652	**-**	-
Canada	**-**	-	**2,095**	2,775	**-**	-
	10,128	8,111	**177,464**	85,823	**50**	158

Geographically, the main business segments of the Group are concentrated in Asia Pacific. Included in the Europe region is the Group's investment in shares of quoted corporations.

Revenue is based on the location in which the customer is located. There are no sales between the segments. The total assets and capital expenditure are where the assets are located.

4. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Included in the profit from ordinary activities before taxation are the following charges and credits:

	Group	
	2004 US$'000	2003 US$'000
Charges:		
Depreciation of property, plant and equipment	**33**	72
Loss on disposal of property, plant and equipment	**-**	17
Property, plant and equipment written off	**-**	6
Amortisation of goodwill	**462**	336
Directors' remuneration:		
- fees	**18**	18
- other emoluments	**44**	39
Staff cost:		
- salaries and related costs	**846**	972
- pension costs (defined contribution plans)	**31**	25
Unrealised fair value losses on non-current available-for-sale investments	**826**	-
Rental of office premises – operating lease	**118**	101
– others	**5**	35
Auditors' remuneration	**52**	54
Interest on bank borrowings	**289**	1
Credits:		
Unrealised fair value gains on trading investments	**7,567**	1,737
Dividends from trading investments	**225**	248
Interest income	**1,178**	760
Exchange gains	**1,402**	20
Gain on disposal of non-current available-for-sale investment	**803**	-
Gain on dilution of 50% interest in WorldCard International Limited	**220**	-

The Group had 35 (2003: 29) employees at the end of the financial year.

5. TAXATION

	Group	
	2004	2003
	US$'000	US$'000
Foreign taxation:		
Current taxation	**(112)**	(59)

	Group	
	2004	2003
	%	%
Applicable tax rate *	**0.0**	0.0
Tax effects of:		
- different tax regime #	**0.8**	0.8
- expenses not deductible for tax purposes	**0.1**	0.2
Average effective tax rate	**0.9**	1.0

* All the Group's profits are in respect of activities undertaken outside the Isle of Man and are not subject to taxation in the Isle of Man.

Taxation on overseas profits has been calculated on the assessable profit for the financial year at rates of taxation prevailing in the countries in which the Group operates.

6. EARNINGS PER SHARE

Earnings per share is calculated based on the Group's net profit of US$13,002,000 (2003: US$5,710,000) and the number of ordinary shares in issue during the financial year of 1,419,447,243 shares (2003: 1,419,447,243 shares).

7. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements US$'000	Plant, equipment and vehicles US$'000	Total US$'000
Group			
2004			
Cost			
Beginning of the financial year	68	597	665
Exchange differences	1	14	15
Additions	-	50	50
Dilution of interest in a subsidiary to a jointly controlled entity	(26)	(187)	(213)
Written off	-	(5)	(5)
End of the financial year	43	469	512
Less: Accumulated depreciation			
Beginning of the financial year	31	377	408
Exchange differences	2	10	12
Charge for the financial year	3	30	33
Dilution of interest in a subsidiary to a jointly controlled entity	(6)	(38)	(44)
Written off	-	(5)	(5)
End of the financial year	30	374	404
Net book value at end of the financial year	13	95	108

	Leasehold improvements US$'000	Plant, equipment and vehicles US$'000	Total US$'000
Group			
2003			
Cost			
Beginning of the financial year	52	663	715
Exchange differences	1	61	62
Additions	15	143	158
Disposals	-	(68)	(68)
Written off	-	(202)	(202)
End of the financial year	68	597	665
Less: Accumulated depreciation			
Beginning of the financial year	23	478	501
Exchange differences	1	59	60
Charge for the financial year	7	65	72
Disposals	-	(29)	(29)
Written off	-	(196)	(196)
End of the financial year	31	377	408
Net book value at end of the financial year	37	220	257

7. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Plant, equipment and vehicles	
	2004	2003
	US$'000	US$'000
Company		
Cost		
Beginning of the financial year	**108**	127
Additions	**1**	1
Disposals	**-**	(20)
Written off	**(5)**	-
End of the financial year	**104**	108
Less: Accumulated depreciation		
Beginning of the financial year	**91**	88
Charge for the financial year	**4**	8
Disposals	**-**	(5)
Written off	**(5)**	-
End of the financial year	**90**	91
Net book value at end of the financial year	**14**	17

8. SUBSIDIARIES

	Company	
	2004	2003
	US$'000	US$'000
Unquoted - at cost	**91,793**	91,791
Less: Allowance for impairment	**(54,443)**	(66,561)
	37,350	25,230

The principal subsidiaries are listed in Note 23 to the financial statements.

9. JOINTLY CONTROLLED ENTITIES

	Group	
	2004	2003
	US$'000	US$'000
Share of net assets of jointly controlled entities:		
Stanley Genting Casinos Limited ("Stanley Genting")	**10,418**	-
WorldCard International Limited ("WCIL")	**27**	-
	10,445	-

a) On 23 November 2004, the Group formed a 50:50 jointly controlled entity named Stanley Genting with Stanley Leisure plc, for the development of regional casinos in the United Kingdom. The Group's 50% share of the assets, liabilities and results of Stanley Genting are as follows:

	Group	
	2004	2003
	US$'000	US$'000
Non-current assets	**5,235**	-
Current assets	**5,183**	-
Net assets	**10,418**	-
Income	-	-
Expenses	-	-
Net profit	-	-

There are no capital commitments or contingent liabilities relating to the Group's interest in Stanley Genting.

9. JOINTLY CONTROLLED ENTITIES (CONT'D)

b) On 19 January 2004, Calidone Limited ("Calidone"), a wholly-owned subsidiary of the Company and the immediate holding company of WCIL, entered into a Shareholders' Agreement with Star Cruise (C) Limited ("SCCL"), an indirect associate of the ultimate holding company, in relation to the subscription of new ordinary shares in WCIL by Calidone and SCCL, resulting in WCIL becoming a 50:50 jointly controlled entity of Calidone and SCCL on that date. The principal activities of WCIL's subsidiaries are provision of loyalty programme services. The Group's 50% share of the assets, liabilities and results of WCIL Group are as follows:

	Group	
	2004	2003
	US$'000	US$'000
Non-current assets	**68**	-
Current assets	**81**	-
Current liabilities	**(122)**	-
Net assets	**27**	-
Income	**33**	-
Expenses	**(279)**	-
Net loss	**(246)**	-

There are no capital commitments or contingent liabilities relating to the Group's interest in WCIL.

10. ASSOCIATE

	Group	
	2004	2003
	US$'000	US$'000
Beginning of the financial year	**2,775**	-
Addition during the financial year	**-**	3,061
Share of results of associate	**(324)**	(149)
Amortisation of goodwill	**(462)**	(336)
Exchange differences	**106**	199
End of the financial year	**2,095**	2,775
Market value of quoted investment	**4,937**	5,709

Investment in associate at 31 December 2004 includes goodwill of US$1,555,000 (2003: US$1,952,000), net of accumulated amortisation of US$798,000 (2003: US$336,000) and exchange differences of US$305,000 (2003: US$199,000).

The Group's investment in associate consists of 18 million common shares and 18 million warrants exercisable at Canadian Dollar 0.25 for a period of up to 24 months from 7 April 2003, being the date of issuance of the warrants. No fair value has been allocated for the warrants as the warrants are unquoted and the common shares that are quoted in the TSX Venture Exchange have been thinly traded in the exchange making valuation methods unworkable.

The details on the associate are as follows:

	Principal activity	Country of incorporation	% interest held
Pacific Lottery Corporation Limited	Research, develop, manufacture, operate and manage lottery gaming central systems	Canada	30.7

11. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2004	2003
	US$'000	US$'000
Beginning of the financial year	**2,155**	3,173
Exchange differences	**82**	1,037
Disposal	**(4)**	-
Addition/(reduction)	**69,342**	(2,055)
Fair value adjustment	**(826)**	-
End of the financial year	**70,749**	2,155
Investments in foreign corporation and trust, less allowance for impairment		
- Quoted	**66,209**	-
- Unquoted	**4,540**	2,155
	70,749	2,155
Market value of quoted investment	**66,209**	-

Investment in quoted foreign corporation consists of 8 million shares in Stanley Leisure plc ("Stanley Leisure") acquired in respect of the joint-venture arrangements between the Group and Stanley Leisure in relation to the development of regional casinos in the United Kingdom. The ultimate holding company has undertaken that the Group will not dispose its investment in Stanley Leisure during the two year period to November 2006.

Investment in overseas trust has been disposed during the financial year.

Investment in unquoted foreign corporation represents the 8% interest in Frasers Town Hall Pty Ltd ("Frasers"), a subsidiary of Centrepoint Properties Ltd, the property arm of the Fraser and Neave Group.

During the financial year ended 2003, Frasers had obtained a loan note facility from a bank to finance the purchase of land for property development. This facility is secured against Frasers' interest in the land. As at 31 December 2004, Frasers has issued loan notes amounting to A$36 million, being 60% of the purchase price paid by Frasers in acquiring the land.

As an indirect shareholder of Frasers, the Company has agreed to grant to Frasers an option to require the Company to purchase 8% interest in the development property in the event that Frasers defaulted in the repayment of the loan note facility. The purchase price of the interest in the development property as per the option is 8% of the sum of the total amount owing by Frasers to the bank.

12. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Trade receivables	**38**	448	**34**	383
Deposits	**196**	102	**173**	63
Prepayments	**30**	31	**13**	9
Other receivables	**144**	169	**79**	8
Loan to Director (Note 21 (c))	**29**	36	**-**	-
Amounts due from fellow subsidiaries	**982**	490	**982**	791
Amounts due from subsidiaries	**-**	-	**124,480**	6,316
	1,419	1,276	**125,761**	7,570

The amounts due from subsidiaries and fellow subsidaries are interest-free, unsecured and have no fixed repayment terms.

12. TRADE AND OTHER RECEIVABLES (CONT'D)

The currency profile of trade and other receivables of the Group and the Company as at the financial year end are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Ringgit Malaysia	**1,008**	786	**1,008**	1,087
US Dollar	**115**	127	**106,592**	4,038
Australian Dollar	**58**	60	**6,410**	-
Singapore Dollar	**45**	57	**1,146**	2,295
Sterling	**-**	-	**10,417**	-
Other currencies	**193**	246	**188**	150
	1,419	1,276	**125,761**	7,570

13. TRADING INVESTMENTS

	Group	
	2004	2003
	US$'000	US$'000
Shares in quoted overseas corporations	**46,337**	5,100
Market value of quoted investments	**46,337**	5,100

14. BANK BALANCES AND DEPOSITS

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Deposits with banks				
- maturing within 3 months	**43,905**	72,225	**42,006**	68,649
Cash and bank balances	**2,406**	2,035	**1,133**	803
	46,311	74,260	**43,139**	69,452

Deposits of a subsidiary amounting to US$Nil (2003: US$1,176,000) have been pledged as security for its bank overdraft facilities.

The weighted average interest rate on short term deposits was approximately 2.2% (2003: 0.9%) and these deposits have a weighted average maturity of 6 (2003: 4) days.

The currency profile of bank balances and deposits of the Group and the Company as at the financial year end are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Sterling	**21,825**	-	**21,825**	-
US Dollar	**20,756**	68,816	**20,756**	68,816
Australian Dollar	**2,095**	2,543	**107**	103
Singapore Dollar	**1,372**	2,738	**451**	433
Other currencies	**263**	163	**-**	100
	46,311	74,260	**43,139**	69,452

15. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Trade payables	**27**	32	**-**	-
Unclaimed dividends	**487**	468	**487**	468
Trade accruals	**299**	195	**101**	78
Other payables	**657**	282	**644**	60
Amount due to immediate holding company	**188**	105	**188**	105
Amounts due to fellow subsidiaries	**885**	536	**92**	2
Amounts due to subsidiaries	**-**	-	**36,082**	30,100
Amount due to jointly controlled entity	**80**	-	**-**	-
	2,623	1,618	**37,594**	30,813

The amounts due to immediate holding company, fellow subsidiaries and jointly controlled entity are interest-free, unsecured and have no fixed repayment terms.

Included in the amounts due to subsidiaries is an amount of US$29,668,000 (2003: US$30,076,000) which is unsecured and bears an average interest rate of 1.6% (2003: 1.5%) per annum. The remaining balance of US$6,414,000 (2003: US$24,000) in amounts due to subsidiaries are interest-free, unsecured and have no fixed repayment terms.

The currency profile of trade and other payables of the Group and the Company as at the financial year end are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
US Dollar	**1,421**	506	**31,077**	30,576
Singapore Dollar	**727**	542	**-**	-
Australian Dollar	**77**	-	**6,396**	-
Other currencies	**398**	570	**121**	237
	2,623	1,618	**37,594**	30,813

16. BANK BORROWINGS

	Group		Company	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Term loans				
- Unsecured	**76,892**	-	**76,892**	-

The term loans bear interest at rates of approximately 3.4% (2003: Nil) per annum.

17. SHARE CAPITAL

	2004	2003
	US$'000	US$'000
Authorised:		
2,000,000,000 ordinary shares of US$0.10 each	**200,000**	200,000
Issued and fully paid:		
1,419,447,243 ordinary shares of US$0.10 each	**141,945**	141,945

18. FINANCIAL INSTRUMENTS

Credit risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of receivables, bank balances and deposits. The Group's cash equivalents and short term deposits are placed with high creditworthy financial institutions. Receivables are presented net of allowances for doubtful receivables. Credit risk with respect to trade receivables is limited as the Group does not have any significant exposure to any individual customer or counterparty.

Interest rate risk

The Group's short term deposits are placed at prevailing interest rates.

Fair values

The fair values of the financial assets and liabilities maturing within 12 months are stated at approximately the carrying values as at the balance sheet date.

The fair values of quoted investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Therefore, such investments are valued at cost subject to review for impairment.

19. CONTINGENCIES

Contingent liability

As at 31 December 2003, bank guarantees of US$620,000 were given by a subsidiary in relation to a property development project that was previously undertaken by the subsidiary until the disposal of the development property during the financial year ended 31 December 2002. The subsidiary has discharged itself from these bank guarantees during the financial year ended 2004.

Contingent asset

The Group had in November 2000 disposed its interest of 16 million ordinary shares of NCL Holding ASA ("NCL") to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 20.7% (2003: 20.4%) indirect associate of Genting Berhad, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK25 per share. Pursuant to this decision, Arrasas is required to pay NOK10 per share (representing the amount in excess of NOK15 per share as previously agreed under a stock purchase agreement). Consequently, the Group may receive an additional consideration amounting to approximately US$26 million (2003: US$24 million).

On 8 January 2004, Arrasas appealed the decision. The appeal has been fixed for hearing in April 2005.

20. COMMITMENTS

Capital commitments

	Group	
	2004	2003
	US$'000	US$'000
Authorised capital expenditure contracted but not provided for in the financial statements:		
- investments (Note 22(a))	**20,256**	-

20. COMMITMENTS (CONT'D)

Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are payable as follows:

	Group	
	2004	2003
	US$'000	US$'000
Not later than one year	**62**	110
Later than one year but not later than five years	**272**	95
	334	205

21. SIGNIFICANT RELATED PARTY DISCLOSURES

(a) The immediate holding company is Genting Overseas Holdings Limited, a company incorporated in the Isle of Man. The ultimate holding company is Genting Berhad ("GB"), a company incorporated in Malaysia whose shares are listed on the Bursa Malaysia Securities Berhad.

(b) The following significant transactions were carried out with related parties:

(i) Sale of services

	2004	2003
	US$'000	US$'000
Resorts World Bhd, a fellow subsidiary:		
Commission and marketing fees	**7,816**	6,444

The above transactions were carried out in accordance with the sales and marketing agreements with Resorts World Bhd, where the Company is the exclusive international sales and marketing coordinator for Genting Highlands Resort, Malaysia.

	2004	2003
	US$'000	US$'000
Significant financial year end balances arising from sales of services:		
Receivable from Resorts World Bhd	**1,642**	1,281

(ii) Purchase of services

	2004	2003
	US$'000	US$'000
Star Cruise Management Limited, an indirect associate of GB:		
Reimbursement by the Company of administrative support and business liaison expenses	**70**	94

The above transactions were carried out in accordance with the administrative support and liaison services agreements with Star Cruise Management Limited.

	2004	2003
	US$'000	US$'000
Significant financial year end balances arising from purchase of services:		
Payable to Star Cruise Management Limited	**9**	8

21. SIGNIFICANT RELATED PARTY DISCLOSURES (CONT'D)

(c) Loan to Director

	2004 US$'000	2003 US$'000
Beginning of the financial year	**36**	33
Repaid during the financial year	**(7)**	(7)
Exchange differences	**-**	10
End of the financial year	**29**	36

This represents an interest-free loan amounting to Australian Dollars ("A$")137,415 (US$106,538) advanced to a Director by a subsidiary in 1994. The loan is repayable monthly over 13 years and 9 months.

22. SIGNIFICANT EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

(a) On 12 January 2005, Coastbright Limited ("Coastbright"), a wholly-owned subsidiary, has completed its acquisition of the Maxims Casino business from Lydiashourne Limited, a wholly-owned subsidiary of Gala Group Limited ("Gala Group") in accordance with the terms of the conditional sale and purchase agreement previously entered into between Coastbright and Gala Group on 23 September 2004.

(b) Following the Company's announcement in relation to the proposed joint venture with Stanley Leisure plc ("Stanley Leisure") on 23 November 2004, the Group had on 25 January 2005 completed its sale of 50% equity stake in Coastbright to Stanley Leisure for a consideration of 1,433,333 new ordinary shares of 25p each fully paid-up in the capital of Stanley Leisure.

(c) Also announced on 23 November 2004 was the Group's acquisition of 8,000,000 shares of Stanley Leisure from Lord Leonard Steinberg, representing a 6.3% stake in Stanley Leisure's issued share capital.

In addition to the 1,433,333 shares of Stanley Leisure received on 25 January 2005 as consideration for the sale of 50% equity stake in Coastbright, the Group has also acquired 9,039,398 shares of Stanley Leisure during the period from 1 January 2005 to 14 February 2005, thereby increasing the Group's stake in Stanley Leisure to 14.3%.

23. PRINCIPAL SUBSIDIARIES

	Country of incorporation	Class of shares held	Effective percentage of ownership		Principal activities
			2004 %	2003 %	
DIRECT SUBSIDIARIES					
Palomino Limited	Isle of Man	Ordinary	**100**	100	Investments
Genting International Properties Limited	Isle of Man	Ordinary	**100**	100	Investment holding
Calidone Limited	Isle of Man	Ordinary	**100**	100	Investment holding
Genting (NSW) Pty Ltd	Australia	Ordinary	**100**	100	Investment and management services
Genting International Management Services Pte Ltd	Singapore	Ordinary	**100**	100	Investment holding
INDIRECT SUBSIDIARIES					
Palomino Sun Limited	Isle of Man	Ordinary	**100**	-	Investment holding
Palomino Sun (UK) Limited	United Kingdom	Ordinary	**100**	-	Investment holding

REPORT OF THE AUDITORS TO THE MEMBERS OF Genting International P.L.C.

(Incorporated in the Isle of Man with limited liability No. 24706)

We have audited the accompanying balance sheet of Genting International P.L.C. ("the Company") and its subsidiaries ("the Group") as of 31 December 2004 and the related income and cash flow statements for the financial year then ended. These financial statements set out on pages 81 to 101 are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

This report, including the opinion has been prepared for and only for the Company's members as a body in accordance with Section 15 of the Isle of Man Companies Act 1982 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Our audit was conducted in accordance with International Standards on Auditing. Those Standards require that the audit is planned and performed to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of 31 December 2004 and of the results of operations and cash flows of the Group for the financial year then ended in accordance with International Financial Reporting Standards and Isle of Man Companies Acts, 1931 to 2004.

PRICEWATERHOUSECOOPERS
Certified Public Accountants
Hong Kong

25 February 2005

Independent auditors' report to the members of London Clubs International plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of net cash flow to movement in net debt, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the Auditable Part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the Auditable Part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the Auditable Part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the Auditable Part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the Auditable Part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 28 March 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
23 July 2004

Consolidated profit and loss account

for the year ended 28 March 2004

	Notes	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Turnover (including share of joint venture)	2	**163,418**	159,537
Less: share of turnover of joint venture		**(3,127)**	–
Turnover		**160,291**	159,537
Operating costs before exceptional items			
- Gaming taxation		**(48,317)**	(45,719)
- Other operating costs before exceptional items		**(89,446)**	(89,707)
		(137,763)	(135,426)
Group operating profit before exceptional items		**22,528**	24,111
Exceptional items	4	**(6,985)**	(3,246)
Operating costs		**(144,748)**	(138,672)
Group operating profit		**15,543**	20,865
Share of operating loss in joint venture	2	**(1,262)**	–
Total operating profit: Group and joint venture		**14,281**	20,865
Group net interest payable and similar items	6	**(11,756)**	(15,609)
Profit on ordinary activities before taxation		**2,525**	5,256
Tax on profit on ordinary activities	7	**(1,059)**	171
Profit on ordinary activities after taxation		**1,466**	5,427
Equity minority interests		**–**	766
Profit transferred to reserves	18	**1,466**	6,193
Basic earnings per share	8	**1.0p**	4.2p
Diluted earnings per share	8	**1.0p**	4.2p
Basic earnings per share before exceptional items	8	**4.3p**	6.4p

The notes on pages 108 to 128 form part of these financial statements.

All activities relate to continuing operations.

Balance sheets

as at 28 March 2004

	Notes	Group 28 March 2004 £'000	Group 30 March 2003 £'000	Company 28 March 2004 £'000	Company 30 March 2003 £'000
Fixed assets					
Tangible assets	9	**240,936**	301,540	**4,568**	31,315
Investments	10	**990**	990	**27,457**	27,457
		241,926	302,530	**32,025**	58,772
Current assets					
Stocks		**1,381**	1,155	**-**	-
Debtors	11	**17,377**	16,382	**213,063**	199,877
Cash at bank and in hand		**30,124**	19,939	**3,624**	31
		48,882	37,476	**216,687**	199,908
Creditors: amounts falling due within one year	13	**(216,497)**	(25,442)	**(193,438)**	(42,299)
Net current (liabilities) / assets		**(167,615)**	12,034	**23,249**	157,609
Total assets less current liabilities		**74,311**	314,564	**55,274**	216,381
Creditors: amounts falling due after one year	14	**-**	(243,753)	**-**	(154,218)
Provisions for liabilities and charges					
Interest in joint venture					
- share of gross assets		**738**	-	**-**	-
- share of gross liabilities		**(2,000)**	-	**-**	-
	16	**(1,262)**	-	**-**	-
Net assets		**73,049**	70,811	**55,274**	62,163
Capital and reserves					
Called up share capital	17	**7,369**	7,369	**7,369**	7,369
Share premium account	18	**80,654**	80,654	**80,654**	80,654
Merger reserve	18	**5,352**	5,352	**-**	-
Revaluation reserve	18	**107,449**	124,921	**-**	6,589
Profit and loss account	18	**(126,583)**	(146,293)	**(32,749)**	(32,449)
Equity shareholders' funds		**74,241**	72,003	**55,274**	62,163
Equity minority interests		**(1,192)**	(1,192)	**-**	-
		73,049	70,811	**55,274**	62,163

Approved on behalf of the Board on 23 July 2004.

Michael Beckett, Linda Lillis
Directors

The notes on pages 108 to 128 form part of these financial statements.

Consolidated cash flow statement

for the year ended 28 March 2004

	Notes	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Cash flow from operating activities	21	**26,023**	21,189
Returns on investments and servicing of finance	22	**(14,876)**	(16,533)
Taxation		**66**	(58)
Capital expenditure and financial investments	22	**23,937**	(2,132)
Acquisitions and disposals	22	**34,293**	–
Cash inflow before financing		**69,443**	2,466
Financing	22	**(58,837)**	9,244
Increase in cash in the year		**10,606**	11,710

Reconciliation of net cash flow to movement in net debt

for the year ended 28 March 2004

	Notes	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Increase in cash in the year		**10,606**	11,710
Cash outflow / (inflow) from decrease / (increase) in debt (net of issue costs)	24	**58,837**	(9,244)
Other non cash changes	24	**(2,294)**	(1,329)
Translation differences	24	**2,617**	(1,248)
Movement in net debt in the year		**69,766**	(111)
Net debt at beginning of year	24	**(223,814)**	(223,703)
Net debt at end of year	24	**(154,048)**	(223,814)

The notes on pages 108 to 128 form part of these financial statements.

Statement of total recognised gains and losses

for the year ended 28 March 2004

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Profit transferred to reserves	**1,466**	6,193
Exchange gain on retranslation of net assets of subsidiary undertakings	**772**	5,150
Unrealised surplus on revaluation of properties	**-**	57,389
Total gains and losses relating to the year	**2,238**	68,732

For the year ended 28 March 2004, there was no material difference between the reported profits and their historical cost equivalents.

Reconciliation of movements in equity shareholders' funds

for the year ended 28 March 2004

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Opening equity shareholders' funds	**72,003**	3,271
Profit attributable to equity shareholders	**1,466**	6,193
Exchange gain on retranslation of net assets of subsidiary undertakings	**772**	5,150
Unrealised surplus on revaluation of properties	**-**	57,389
Closing equity shareholders' funds	**74,241**	72,003

The notes on pages 108 to 128 form part of these financial statements.

Notes to the financial statements

1. Accounting policies

a) Basis of preparation

At the balance sheet date, all of the Group's debt facilities were due to mature in June 2004. On 23 April 2004, the Group completed the refinancing of its debt facilities. All outstanding UK borrowings were repaid or replaced by a new £180.5 million financing package. This comprises £118 million of senior debt facilities maturing in April 2009, a standby facility of up to £15 million as required by the Gaming Board of Great Britain, a subordinated debt facility of up to £47.5 million and a subordinated guarantee facility of SAR48 million maturing in April 2010. Concurrently, the Group also refinanced its South African debt facilities.

Given the extension of the Group's debt facilities and the support provided by the Group's lenders, the directors continue to believe that the going concern basis is appropriate in the preparation of these accounts.

The Group profit and loss account, which is presented on the basis of Format 1 of the Companies Act 1985, has previously included a split of expenditure between operating costs and administrative expenses. The directors have considered the degree of subjectivity in the allocation of costs over these categories and have concluded that an aggregation of these costs would be more appropriate.

b) Accounting convention

The financial statements have been prepared under the historical cost convention as modified by the revaluation of short leasehold properties and in accordance with the Companies Act 1985 and applicable accounting standards.

c) Consolidation

The consolidated accounts include the results and net assets of the Company and its subsidiary undertakings. The results of subsidiaries and joint ventures acquired or sold during the year are included from or to the effective date of acquisition or disposal.

d) Turnover

Turnover is recognised as services are performed and principally comprises revenue from gaming income, being net winnings from customers. It also includes accommodation, food, beverage and other revenues.

e) Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation.

The short leasehold properties from which the Group conducts its casino operations are carried at open market value on an existing use and fully operational basis, including the benefit of casino licences. Formal professional valuations of the UK casinos are undertaken on at least a triennial basis and the resultant valuation is included in the balance sheet unless the surplus or deficit is immaterial.

The directors review the valuations each year and if, in their opinion, there is any impairment in value, it is charged either to the revaluation reserve or the profit and loss account as appropriate. In the directors' opinion, on the basis of this review, the residual disposal value of the properties, and the benefit of casino licences attaching to those properties, is at least equal to their book value.

All leases have an unexpired term of less than 25 years and the values of the leaseholds are depreciated, where material, over the remaining term of the lease, to their residual values including the benefit of casino licences. Other assets are depreciated over their estimated useful lives, to their residual values, on the following bases:

Fixtures and fittings – 10 per cent to 20 per cent straight line.
Motor vehicles – 25 per cent reducing balance.
Freehold buildings – 2 per cent straight line.
Freehold land and assets in the course of construction are not depreciated.

On 15 July 2003, the Group completed the sale of the freehold property at 50 St James's Street, London SW1 for a cash consideration of £25.5 million. Prior to its sale, no depreciation was charged on this property since the directors considered that it had a residual value, given its historical background, that was sufficiently high to make any depreciation charge immaterial.

f) Investments

Investments, including investments in subsidiary undertakings, are valued individually at the lower of cost and directors' valuation.

g) Joint ventures

Joint ventures are accounted for using the gross equity method under which the Group's share of the aggregate gross assets and liabilities of joint ventures is shown on the face of the balance sheet. Where the Group's share of a joint venture is in a net liability position, the joint venture is disclosed within provisions for liabilities and charges.

h) Taxation

The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax assets are recognised where their recovery is considered more likely than not.

i) Stocks

Stocks, which comprise consumables, are stated at the lower of cost and estimated net realisable value.

j) Trade debtors

Trade debtors include debtors of the overseas casino operations (where deferred payment is permitted) net of provisions raised for any amounts considered unlikely to be recoverable. In the UK, full provision is charged to the profit and loss account for all unpaid gaming cheques net of any amounts recovered up to the date of approval of the accounts.

k) Exchange rates

Transactions in foreign currencies are translated into sterling at the rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the year end exchange rate. The results of overseas operations are translated at average exchange rates.

Exchange differences arising from the translation of the opening net assets of overseas subsidiaries and any foreign currency borrowings used to acquire overseas assets are dealt with as a movement in reserves. All other exchange differences are taken to the profit and loss account.

l) Leases

The rental charges in respect of operating leases are taken to the profit and loss account on a straight line basis over the life of the lease.

m) Pension costs

The Group operates a defined benefit pension scheme covering the majority of employees. Pension costs are assessed in accordance with the advice of independent actuaries. Pension costs are recognised by spreading the cost of providing pension benefits on a systematic basis over the estimated average remaining service lives of employees. In those instances where an accounting surplus is not expected to be realised in the foreseeable future, the profit and loss charge is the ongoing regular funding cost. The scheme is funded by payments to trustee administered funds completely independent of the Group's finances.

The Group has taken advantage of transitional FRS17 arrangements which are explained in note 25(d).

Notes to the financial statements

continued

2. Segmental analysis

Operations by geographical segment:

Turnover	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Europe	**120,993**	130,763
Middle East	**21,543**	13,561
Africa	**20,882**	15,213
	163,418	159,537

Turnover from joint ventures amounted to £3,127,000 (2003: £nil) and is included within Europe. The geographical analysis of turnover is based on the country of origin. It would not be materially different if based on the country of destination. Turnover between segments is immaterial.

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Operating profit before exceptional items	**22,528**	24,111
Exceptional items – USA (note 4)	**(6,985)**	-
Exceptional items – Europe (note 4)	**-**	(3,246)
Share of operating loss in joint venture	**(1,262)**	-
Total operating profit (see note below)	**14,281**	20,865
Interest receivable and similar income – Europe	**395**	306
Group interest payable		
- Europe	**(9,531)**	(12,903)
- Africa	**(2,620)**	(3,012)
Profit on ordinary activities before taxation	**2,525**	5,256

Total operating profit	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Europe	**14,636**	18,340
Middle East	**2,981**	791
Africa	**3,649**	1,734
USA	**(6,985)**	-
	14,281	20,865

For the purposes of segmental analysis all head office costs have been allocated to Europe.

Net assets / (liabilities)	28 March 2004 £'000	30 March 2003 £'000
Europe	**76,508**	74,698
Middle East	**4,852**	4,381
Africa	**(8,311)**	(8,268)
	73,049	70,811

Substantially all of the Group's turnover, operating profit and net assets relate to the operation of casinos.

3. Group operating profit

Group operating profit is stated after charging / (crediting):

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Staff costs (note 5)	**41,777**	49,703
Depreciation	**4,456**	6,064
(Profit) / loss on disposal of fixed assets	**(38)**	21
Operating lease rentals on properties	**4,091**	4,860
Operating lease rentals on equipment	**980**	390
Foreign exchange loss	**148**	49
Auditors' remuneration		
Principal auditor		
Statutory audit	**176**	194
Audit-related regulatory reporting	**37**	37
Tax services – compliance advice	**2**	6
Other advisory services	**100**	-
Other auditors		
Statutory audit	**63**	26

Statutory audit fees for the Company were £15,000 (2003: £15,000). Non-audit fees for the Company were £2,000 (2003: £6,000). Audit-related regulatory reporting services relate to the review of the Group's interim report and other advisory services relate to work performed in connection with the disposal of the Palm Beach operation and the sale and leaseback of the 50 St James property.

In addition to the auditors' remuneration above, £105,000 (2003: £nil) was charged in the year by the principal auditor for work in connection with the Rights Issue which was completed on 19 April 2004. This amount has been capitalised in the financial statements of the Group.

Total non-audit fees payable to the principal auditor were £244,000 (2003: £43,000).

4. Exceptional items

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Satisfaction of contingent liabilities relating to Aladdin	**6,302**	–
Professional fees relating to Aladdin	**683**	–
Refinancing and restructuring fees	–	2,211
Reorganisation expenses	–	1,035
	6,985	3,246

In November 2001, the Company announced that it had reached agreement with the Aladdin Bank Syndicate on a release from its obligations under the Keep Well Agreement and the Completion and Performance Guarantee. In return for this release, the Company agreed to grant the Aladdin Bank Syndicate warrants to subscribe for 5% of its issued share capital. In addition, the Company agreed to pay the Aladdin Bank Syndicate the lesser of $15 million and the amount of the Aladdin senior secured debt remaining unpaid at 14 November 2008. Following further discussions with the Aladdin Bank Syndicate, the above obligations were renegotiated and the Company agreed the settlement of all outstanding matters on 27 February 2004. On 23 April 2004, £6.3 million was paid as part of the Group's refinancing which concluded on that date. The £6.3 million settlement has been treated as an exceptional item in the Group's accounts.

Exceptional refinancing and restructuring fees in the prior year related to costs associated with reaching agreement with the Group's UK, US and South African lenders. The exceptional reorganisation expenses in the prior year related to redundancies that formed part of cost reduction initiatives undertaken by the Group.

Notes to the financial statements
continued

5. Employee information

Staff costs (including directors):	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Wages and salaries	**37,050**	44,019
Social security costs	**2,964**	3,313
Other pension costs	**1,763**	2,371
	41,777	49,703

Average number of employees by geographical location:	Year ended 28 March 2004 Number	Year ended 30 March 2003 Number
Europe	**1,402**	1,761
Middle East	**463**	362
Africa	**658**	626
USA	**2**	2
	2,525	2,751

6. Net interest payable and similar items

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Interest payable on bank loans and overdrafts	**14,087**	16,712
Interest payable on guaranteed senior loan notes	**2,121**	2,389
Exchange (gain) / loss on facilities:		
- guaranteed senior loan notes	**(4,057)**	(3,223)
- other facilities	**-**	37
Total Group interest payable	**12,151**	15,915
Group interest receivable and similar income	**(395)**	(306)
Group net interest payable	**11,756**	15,609

7. Tax on profit on ordinary activities
a) Analysis of charge / (credit) in the year

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
UK corporation tax at 30% (2003: 30%) on the taxable result for the year	**1,343**	2,770
Deferred taxation (note 12)	**(815)**	(2,424)
Overseas taxation	**424**	5
Under / (over) provision in prior years - UK taxation	**107**	(522)
	1,059	(171)

b) Factors affecting tax charge for the year

	Year ended 28 March 2003 £'000	Year ended 30 March 2003 £'000
Profit on ordinary activities before taxation	**2,525**	5,256
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	**757**	1,577
Tax effects of:		
Expenses not deducted for tax purposes	**340**	366
Depreciation greater than capital allowances	**551**	125
Other items where accounting and tax treatment differ	**(415)**	–
Tax losses not utilised in current year	**340**	707
Higher tax rates on overseas earnings	**194**	–
Adjustments to tax in respect of prior years	**107**	(522)
Current tax charge for the year	**1,874**	2,253

c) Factors that may affect future tax charges

As explained in note 12, the Group has corporation tax losses on which no deferred tax asset has been recognised. To the extent that taxable profits arise in the future, where these losses are available for offset, the Group tax charge will be reduced accordingly.

8. Earnings per share

Earnings per share for each year has been calculated on profit attributable to equity shareholders divided by the weighted average number of ordinary shares deemed to be in issue during the year. Diluted earnings per share has been calculated in accordance with Financial Reporting Standard 14, "Earnings Per Share". The increase of 127,000 in the weighted average number of shares, included in the diluted earnings per share calculation, is attributed to the issue of warrants on 27 February 2004 to members of the Aladdin banking syndicate. The basic earnings per share before exceptional items is considered by the directors to be an additional useful measure of the Group's performance for the year under review. This measure is calculated by excluding post-tax exceptional items of £4,889,500 (2003: £3,246,000) from the Group's earnings for the year and results in an increase in basic earnings per share of 3.3 pence (2003: 2.2 pence).

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	Year ended 28 March 2004	Year ended 30 March 2003
Basic earnings per share (pence)	**1.0**	4.2
Earnings (£'000)	**1,466**	6,193
Weighted average number of shares ('000)	**147,385**	147,385
Diluted earnings per share (pence)	**1.0**	4.2
Earnings (£'000)	**1,466**	6,193
Weighted average number of shares ('000)	**147,512**	147,385
Basic earnings per share before exceptional items (pence)	**4.3**	6.4
Earnings (£'000)	**6,356**	9,439
Weighted average number of shares ('000)	**147,385**	147,385

Notes to the financial statements

continued

9. Tangible fixed assets

Group

	Freehold land and property £'000	Short leasehold properties £'000	Fixtures, fittings and motor vehicles £'000	Assets in the course of construction £'000	Total £'000
Cost or valuation					
At 30 March 2003	63,553	232,600	41,758	385	**338,296**
Additions	284	190	997	1,093	**2,564**
Disposals	(25,048)	(179)	(2,800)	(48)	**(28,075)**
Disposal of subsidiary	–	(30,815)	(7,339)	(78)	**(38,232)**
Transfers	123	–	–	(123)	**–**
Exchange movement	364	(249)	1,928	3	**2,046**
At 28 March 2004	**39,276**	**201,547**	**34,544**	**1,232**	**276,599**
Depreciation					
At 30 March 2003	1,859	13,545	21,352	–	**36,756**
Charge for the year	740	602	3,114	–	**4,456**
Disposals	–	–	(2,272)	–	**(2,272)**
Disposal of subsidiary	–	(1,399)	(1,661)	–	**(3,060)**
Exchange movement	98	(226)	(89)	–	**(217)**
At 28 March 2004	**2,697**	**12,522**	**20,444**	**–**	**35,663**
Net book value					
At 28 March 2004	**36,579**	**189,025**	**14,100**	**1,232**	**240,936**
At 30 March 2003	61,694	219,055	20,406	385	**301,540**

The short leasehold properties from which the Group conducts its casino operations are carried at open market value on an existing use and fully operational basis, including the benefit of casino licences. The value of such properties at 28 March 2004 was £187.8 million (2003: £242.9 million).

In accordance with the Group's policy to revalue triennially, the directors included the Group's UK short leasehold and freehold properties as at 30 March 2003 at the amount determined by GL Hearn (Chartered Surveyors), complying with the RICS Appraisal and Valuation Manual. The next such valuation is due to take place in March 2006. No deferred taxation is provided on timing differences arising from the revaluation of fixed assets.

The value of short leasehold properties on a historical cost basis comprises assets with a cost of £94.1 million (2003: £114.3 million) and accumulated depreciation of £12.5 million (2003: £13.6 million). The net book value of the short leasehold properties, on a historical cost basis, is £81.6 million (2003: £100.7 million).

Exemption No. 82-3229

Company

	Freehold land and property £'000	Short leasehold properties £'000	Fixtures, fittings and motor vehicles £'000	Total £'000
Cost or valuation				
At 30 March 2003	24,375	4,171	8,119	**36,665**
Additions	–	45	21	**66**
Disposals	(24,375)	–	(3,292)	**(27,667)**
At 28 March 2004	**–**	**4,216**	**4,848**	**9,064**
Depreciation				
At 30 March 2003	–	987	4,363	**5,350**
Charge for the year	–	226	533	**759**
Disposals	–	–	(1,613)	**(1,613)**
At 28 March 2004	**–**	**1,213**	**3,283**	**4,496**
Net book value				
At 28 March 2004	**–**	**3,003**	**1,565**	**4,568**
At 30 March 2003	24,375	3,184	3,756	**31,315**

10. Investments

Group

	28 March 2004 £'000	30 March 2003 £'000
Other participating interests – unlisted	**990**	990

Other participating interests represent the Group's 12.5 per cent investment in Abela Tourism and Development Company SAL ("ATDC"). ATDC is incorporated in Lebanon and has a management concession for the Casino du Liban complex in Beirut.

Company

	28 March 2004 £'000	30 March 2003 £'000
Shares in group undertakings	**27,457**	27,457

Notes to the financial statements
continued

Principal subsidiary and joint venture undertakings of the Company are noted below:

Undertaking	Country of incorporation or registration	Country of operation	Principal activity	Percentage of voting shares held
London Clubs Holdings Limited*	England	England	Holding company	100%
London Clubs Management Limited	England	England	Management company	100%
Les Ambassadeurs Club Limited	England	England	Gaming casino	100%
Rendezvous Club (London) Limited	England	England	Gaming casino	100%
The Sportsman Club Limited	England	England	Gaming casino	100%
Golden Nugget Club Limited	England	England	Gaming casino	100%
London Clubs (Casinos) Limited	England	England	Gaming casino	100%
London Clubs (Overseas) Limited	England	England	Holding company	100%
Six Hamilton Place Limited	England	England	Banqueting operation	100%
Inter Casino Management (Egypt) Limited	Isle of Man	Egypt	Gaming casino	100%
LCI (Overseas) Investments (Pty) Limited	South Africa	South Africa	Holding company	100%
Emerald Safari Resort (Pty) Limited	South Africa	South Africa	Casino and leisure resort	70%
50 St James Limited	England	England	Gaming casino	50%

(All companies owned indirectly except *)

A full list of subsidiaries will be attached to the Company's next annual return.

11. Debtors

	Group		Company	
	28 March 2004 £'000	30 March 2003 £'000	28 March 2004 £'000	30 March 2003 £'000
Trade debtors	**4,972**	6,830	**37**	224
Amounts due from group undertakings	**–**	–	**207,865**	196,033
Interest receivable	**–**	22	**–**	–
Other debtors	**7,267**	5,550	**1,874**	618
Deferred taxation (note 12)	**3,151**	2,225	**3,012**	2,983
Prepayments and accrued income	**1,987**	1,755	**275**	19
	17,377	16,382	**213,063**	199,877

12. Deferred taxation

The amount of deferred taxation which has been provided in the financial statements is as follows:

	Group £'000	Company £'000
Deferred tax asset at 30 March 2003	**2,225**	**2,983**
Credit for the year	**815**	**29**
Deferred tax liability disposed of with subsidiary	**111**	**–**
Deferred tax asset at 28 March 2004	**3,151**	**3,012**

The net deferred tax asset comprises:

Deferred tax liabilities	**(304)**
Deferred tax assets	**3,455**
	3,151

The deferred tax liabilities relate to timing differences in respect of capital allowances and the deferred tax assets relate to future relief for tax losses and accelerated capital allowances.

At 28 March 2004, in addition to the deferred tax asset balances recognised above, the Group had potential deferred tax assets of £4.5 million (2003: £4.6 million) in relation to relief for tax losses. These assets have not been recognised in the accounts since, in the opinion of the directors, there is insufficient evidence that they are recoverable.

13. Creditors: amounts falling due within one year

	Group		Company	
	28 March 2004 £'000	30 March 2003 £'000	**28 March 2004 £'000**	30 March 2003 £'000
Bank loans	**155,382**	-	**111,600**	-
Guaranteed senior notes	**25,167**	-	**25,167**	-
Bank overdrafts	**-**	-	**-**	1,024
Trade creditors	**2,265**	2,409	**296**	298
Amounts due to group undertakings	**-**	-	**30,182**	23,683
Corporation tax	**4,422**	2,770	**2,800**	2,770
Gaming taxation payable	**9,501**	9,758	**-**	-
Other tax and social security	**1,765**	1,603	**-**	-
Interest payable	**4,858**	2,612	**4,683**	1,796
Pension contributions	**286**	841	**-**	-
Other creditors and accruals	**12,851**	5,449	**18,710**	12,728
	216,497	25,442	**193,438**	42,299

As at 28 March 2004, the bank loans comprised three UK revolving credit facilities, a South African Rand denominated term loan and a South African Rand denominated guaranteed short term borrowing facility.

The first UK revolving credit facility, of £26 million (2003: £70.4 million), was available until 30 June 2004.

The second UK revolving credit facility, of £96.6 million (2003: £106 million), was available until 30 June 2004.

The third UK revolving credit facility, of £15 million (2003: £15 million), was also available until 30 June 2004 and was secured by a second ranking charge over the Emerald Safari Resort (Pty) Limited casino and hotel development in South Africa.

Interest was payable on the UK facilities at floating rates linked to LIBOR.

The guaranteed senior notes were issued on 30 June 1997 to fund the acquisition of an initial 25 per cent interest in Aladdin Gaming Holdings LLC. These notes were due to mature on 30 June 2004. The nominal value of the notes was US$45.6 million (2003: US$50 million) on which interest was payable at 7.74 per cent per annum.

The Group's UK facilities were secured by fixed and floating charges over certain of the Group's UK assets.

The South African term loan of £11.7 million (2003: £13.4 million) was available until 15 June 2004. This loan was secured on the Emerald Safari Resort (Pty) Limited casino and hotel development in South Africa. Interest was payable on this loan at floating rates relative to South African base rates.

The South African short term borrowing facility of £6.1 million (2003: £5.7 million) was also available until 15 June 2004 and was secured on the Emerald Safari Resort (Pty) Limited casino and hotel development. This loan was supported by a bank guarantee and attracted interest at rates linked to South African inter-bank rates.

On 23 April 2004, the Group completed the refinancing of its debt facilities. All outstanding UK borrowings were repaid or replaced by a new £180.5 million financing package. This comprises £118 million of senior debt facilities maturing in April 2009, a standby facility of up to £15 million as required by the Gaming Board of Great Britain, a subordinated debt facility of up to £47.5 million and a subordinated guarantee facility of SAR48 million maturing in April 2010. Concurrently, the Group also refinanced its South African debt facilities.

Notes to the financial statements
continued

14. Creditors: amounts falling due after one year

	Group		Company	
	28 March 2004 £'000	30 March 2003 £'000	28 March 2004 £'000	30 March 2003 £'000
Bank loans	–	210,535	–	121,000
Guaranteed senior notes	–	31,889	–	31,889
Interest payable	–	1,329	–	1,329
	–	243,753	–	154,218

15. Financial instruments
The principal risks arising from financial instruments are interest rate risk on borrowings and foreign currency risk on overseas investments, payables and receivables. The Group's objective is to mitigate elements of these risks on cash flow and financial performance.

Short-term debtors and creditors, relating to normal trading activities, have been excluded from all the following disclosures other than the currency risk disclosures. Financial assets disclosed below comprise cash deposits and investments.

a) Foreign exchange and interest rate risk
Overseas investments are financed with foreign currency borrowings in order to hedge the foreign currency exchange rate fluctuation. Movements in foreign currency exchange rates are carefully monitored in order to reduce the impact on foreign currency denominated payables and receivables.

During the year under review, the guaranteed senior notes were unhedged since the Group's investment in Aladdin was written off in 2002. Consequently, the exchange gain on the guaranteed senior notes of £4.1 million (2003: £3.2 million) has been credited to Group net interest payable in the profit and loss account.

Exposure to interest rate fluctuations on borrowings is hedged by holding a portion of the borrowings at fixed interest rates.

b) Financial assets
As at 28 March 2004 the Group had the following financial assets:

	28 March 2004 £m	30 March 2003 £m
Sterling	**24.7**	17.5
US dollars	**5.0**	2.5
South African Rand	**1.3**	0.6
Euros	**0.1**	0.3
	31.1	20.9

Of the sterling financial assets, £1.0 million are not interest bearing. All other financial assets earn interest at variable rates.

c) Currency and interest rate exposure of financial liabilities

At 28 March 2004

	Total	Floating rate financial liabilities	Fixed rate interest financial liabilities Principal	Weighted average interest rate	Weighted average period for which rate is fixed
	£000	£000	£000	%	Years
Currency					
Sterling	**137,557**	**137,557**	**–**	**–**	**–**
US dollars	**25,167**	**–**	**25,167**	**7.74**	**0.25**
SA Rand	**17,825**	**17,825**	**–**	**–**	**–**
	180,549	**155,382**	**25,167**	**7.74**	**0.25**

At 30 March 2003

	Total	Floating rate financial liabilities	Fixed rate interest financial liabilities Principal	Weighted average interest rate	Weighted average period for which rate is fixed
	£000	£000	£000	%	Years
Currency					
Sterling	192,479	192,479	–	–	–
US dollars	31,889	–	31,889	7.74	1.25
SA Rand	19,385	19,385	–	–	–
	243,753	211,864	31,889	7.74	1.25

Interest rates on floating rate debt are linked to LIBOR, the Johannesburg Inter-Bank Acceptance Rate and the South African Prime Rate.

d) Borrowing facilities

At 28 March 2004 the Group had the following undrawn committed borrowing facilities in respect of which all conditions precedent to drawing had been met.

	28 March 2004 £'000	30 March 2003 £'000
Floating rate loans		
Expiring within one year	**15,000**	–
Expiring between one and two years	**–**	15,130
	15,000	15,130

These facilities incur commitment fees at market rates. £15 million relates to a revolving standby facility which is required under the provisions of The Gaming Act 1968.

e) Fair value of primary financial assets and liabilities

The directors consider that the fair value of the Group's US dollar notes is not materially different from their book value of £25.2 million (2003: £31.9 million). The fair values of the other facilities also approximate to their book values of £155.4 million (2003: £211.9 million) since interest is payable at floating rates.

No other financial assets or liabilities have fair values which differ materially from their book values.

Notes to the financial statements
continued

f) Currency exposures
The tables below show the extent to which Group operations have monetary assets and liabilities in currencies other than their functional currency.

At 28 March 2004	Sterling £'000	US dollars £'000	South African Rand £'000	Other currencies £'000	Total £'000
Functional currency					
Sterling	–	(25,572)	1,604	187	(23,781)
US dollars	(69)	–	–	(24)	(93)
South African Rand	(1,582)	–	–	–	(1,582)
	(1,651)	(25,572)	1,604	163	(25,456)

At 30 March 2003	Sterling £'000	US dollars £'000	South African Rand £'000	Other currencies £'000	Total £'000
Functional currency					
Sterling	–	(28,201)	1,034	280	(26,887)
US dollars	105	–	–	(34)	71
South African Rand	(1,012)	–	–	–	(1,012)
	(907)	(28,201)	1,034	246	(27,828)

16. Provisions for liabilities and charges

Joint venture	50 St James Limited £'000
Net liabilities at 30 March 2003	–
Share of retained loss of joint venture	(1,262)
Net liabilities at 28 March 2004	(1,262)

On 15 July 2003 the Group entered into a joint venture for the redevelopment and operation of the 50 St James business which is being repositioned with new dining and entertainment facilities. At 28 March 2004, amounts due from the joint venture were £4.2 million (2003: £nil) arising from charges for the provision of gaming staff, management expertise and head office support costs.

17. Share capital

The following information relates to the share capital of the Company at the end of the year:

	28 March 2004		30 March 2003	
	Number	£'000	Number	£'000
Authorised				
Ordinary shares of 5 pence each	**233,565,100**	**11,678**	233,565,100	11,678
Issued, allotted and fully paid				
Ordinary shares of 5 pence each	**147,384,827**	**7,369**	147,384,827	7,369

At 28 March 2004 there were outstanding options to subscribe for 1,804,900 ordinary shares (2003: 2,014,900) under the Company's Executive Share Option Scheme, which are exercisable between June 1997 and December 2009 at prices between 109.25 pence and 204 pence.

18. Reserves

Group

	Share premium account £'000	Merger reserve £'000	Revaluation reserve £'000	Profit and loss account £'000
At 30 March 2003	80,654	5,352	124,921	(146,293)
Retained profit for the year	–	–	–	1,466
Exchange gain on retranslation of net assets of subsidiary undertakings	–	–	–	772
Realised revaluation gains on disposals	–	–	(17,472)	17,472
At 28 March 2004	**80,654**	**5,352**	**107,449**	**(126,583)**

Company

	Share premium account £'000	Revaluation reserve £'000	Profit and loss account £'000
At 30 March 2003	80,654	6,589	(32,449)
Retained loss for the year	–	–	(6,889)
Realised revaluation gains on disposals	–	(6,589)	6,589
At 28 March 2004	**80,654**	**–**	**(32,749)**

As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account is not separately presented. The Company's retained loss for the year was £6,889,000 (2003: profit £9,375,000).

19. Capital commitments

At 28 March 2004 the Group had capital commitments contracted for but not provided of £199,000 (2003: £14,000).

Notes to the financial statements

continued

20. Operating lease commitments

	Group 28 March 2004 £'000	Group 30 March 2003 £'000	Company 28 March 2004 £'000	Company 30 March 2003 £'000
Non-cancellable operating lease commitments on land and buildings payable within one year for leases expiring:				
Within one year	**283**	289	**–**	–
Between one and five years	**63**	1,014	**–**	–
After five years	**3,617**	3,497	**1,488**	1,084
	3,963	4,800	**1,488**	1,084
Non-cancellable operating lease commitments on plant and equipment payable within one year for leases expiring:				
Within one year	**28**	3	**–**	–
Between one and five years	**81**	226	**–**	–
	109	229	**–**	–

21. Reconciliation of operating profit to operating cash flow

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Group operating profit	**15,543**	20,865
Depreciation	**4,456**	6,064
(Profit) / loss on disposal of fixed assets	**(38)**	21
(Increase) / decrease in stock	**(329)**	71
Increase in debtors	**(2,272)**	(1,831)
Increase / (decrease) in creditors	**8,663**	(4,001)
Net cash inflow from operating activities	**26,023**	21,189

22. Analysis of cash flows for headings summarised in the cash flow statement

	Year ended 28 March 2004 £'000	Year ended 30 March 2003 £'000
Returns on investments and servicing of finance		
Interest received	**417**	303
Interest paid	**(15,293)**	(16,595)
Expenses of arranging loan finance	**-**	(241)
Net cash outflow from returns on investments and servicing of finance	**(14,876)**	(16,533)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(2,564)**	(2,271)
Proceeds from sales of tangible fixed assets	**26,501**	139
Net cash inflow / (outflow) for capital expenditure and financial investments	**23,937**	(2,132)
Acquisitions and disposals		
Gross proceeds from sale of subsidiary	**35,747**	-
Costs of disposal of subsidiary	**(954)**	-
Cash disposed of with subsidiary	**(500)**	-
Net cash inflow for acquisitions and disposals	**34,293**	-
Financing		
Repayment of loans	**(58,837)**	(23,703)
Increase in debt due within one year	**-**	32,947
Net cash (outflow) / inflow from financing	**(58,837)**	9,244

23. Disposals

On 30 April 2003, the Group sold its Northampton casino licence and freehold property for £1.3 million, which approximated to its carrying value.

On 23 May 2003, the Group completed the sale of Palm Beach Club Limited. The analysis of net assets disposed of is as follows:

	£m
Tangible fixed assets	35.2
Cash	0.5
Stock	0.1
Debtors	0.3
Creditors	(1.4)
	34.7
Disposal expenses	0.9
Profit on disposal	0.1
Cash consideration received *	35.7

* after deducting a payment for working capital of £0.5m

On 15 July 2003, the Group completed the sale of the 50 St James property for a cash consideration of £25.5 million, which approximated to its carrying value.

The profit on disposal on these transactions was £0.3 million and has been included within operating profit.

Notes to the financial statements

continued

24. Analysis of net debt

	At 30 March 2003 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movement £'000	Reclassification £'000	**At 28 March 2004 £'000**
Cash at bank and in hand	19,939	10,606	–	(421)	–	**30,124**
	19,939	10,606	–	(421)	–	**30,124**
Debt due within one year	–	–	–	–	(184,172)	**(184,172)**
Debt due after one year	(243,753)	58,837	(2,294)	3,038	184,172	**–**
Total	(223,814)	69,443	(2,294)	2,617	–	**(154,048)**

Debt due within one year includes capitalised interest payable of £3,623,000 (2003: £1,329,000 within debt due after one year).

Other non-cash changes of £2,294,000 (2003: £1,329,000) principally comprise loan interest capitalised during the year.

25. Pensions

a) SSAP 24 disclosures

The principal pension scheme operated by the Group is a defined benefit scheme providing benefits based on final pensionable salary. The assets of this scheme are held in a separate trustee administered fund.

The latest formal actuarial valuation of the fund was at 31 March 2001 using the projected unit method. The assumptions which have the most significant effect on the results of the valuation are the relative rates of return on the investments of the fund compared with increases in pay and pensions. It was assumed for this purpose that, on average, the annual return on investments would exceed increases in pay by 2.5 per cent and would exceed increases in pensions by 4 per cent.

At the date of the latest formal actuarial valuation, the market value of the assets of the Scheme was £51.6 million, excluding money purchase AVC funds. The valuation showed that the assets represented 102 per cent of the benefits that have accrued to members. Taking this surplus into account, the actuary recommended a future contribution rate for the Group as follows:

- from 1 April 2001 to 31 March 2002, 10 per cent of pensionable pay
- from 1 April 2002 to 31 March 2003, 15.8 per cent of pensionable pay
- from 1 April 2003, 14.9 per cent of pensionable pay

The actuarial valuation as at 31 March 2004 is currently being performed. Following its completion, the actuary will review the contribution rate payable by the Group in order to determine whether the current rate is still appropriate.

Death in service benefits, professional fees and other expenses are paid by the pension scheme.

The pension charge for the year was £1,763,000 (2003: £2,371,000) which represents contributions payable to the fund and equates to the ongoing regular funding cost. This includes contributions, made by the Company, in respect of individual personal pension schemes. The value of such contributions for the year was £13,000 (2003: £25,000). As disclosed in note 13, the pension contributions due but not yet paid amounted to £286,000 (2003: £841,000).

b) FRS 17 ("Retirement Benefits") disclosures

For the purpose of these financial statements, the following figures are illustrative only and do not impact on the profit and loss account for the year to 28 March 2004 or the balance sheet as at that date.

Exemption No.: 82-3229

c) Actuarial approach and assumptions

A full actuarial valuation of the scheme was carried out at 31 March 2001 and updated to 28 March 2004 by a qualified independent actuary. The major assumptions used by the actuary were:

	28 March 2004 %	30 March 2003 %	31 March 2002 %
Rate of increase in salaries	**4.75**	4.50	4.50
Rate of increase in pensions	**3.00**	3.00	3.00
Rate of increase in deferred pensions	**2.75**	2.50	2.50
Discount rate applied to scheme liabilities	**5.50**	5.50	6.00
Inflation rate	**2.75**	2.50	2.50

The assets of the scheme are stated at market value.

d) Assets and liabilities held by the Pension Scheme

The transitional arrangements of FRS17 require disclosure of assets and liabilities, held by the pension scheme as at 28 March 2004, calculated in accordance with the requirements of the Standard. The market value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and are thus inherently uncertain, are given below. These values, for the year ended 28 March 2004, are shown for illustrative purposes only and it should be noted that the apparent deficit does not give a full picture of the current funding position.

		28 March 2004		30 March 2003		31 March 2002
	Expected long term rate of return on assets %	**Market value £m**	Expected long term rate of return on assets %	Market value £m	Expected long term rate of return on assets %	Market value £m
Equities	**7.75**	**43.9**	8.00	32.4	7.50	42.8
Bonds	**4.75**	**6.5**	4.50	6.1	5.00	7.1
Other	**3.00**	**2.1**	3.00	2.5	3.00	1.6
		52.5		41.0		51.5
Present value of scheme liabilities		**(78.7)**		(74.7)		(64.8)
Deficit in the scheme		**(26.2)**		(33.7)		(13.3)
Related deferred tax asset		**7.9**		10.1		4.0
Net pension liability		**(18.3)**		(23.6)		(9.3)

Notes to the financial statements

continued

e) Effect on net assets and profit and loss reserve

If FRS 17 had been fully adopted in these accounts, the Group's net assets and profit and loss reserve would be as follows:

	28 March 2004 £m	30 March 2003 £m	31 March 2002 £m
Net assets excluding pension liability	**73.0**	70.8	3.0
Net pension liability	**(18.3)**	(23.6)	(9.3)
Net assets / (liabilities) including pension liability	**54.7**	47.2	(6.3)

	28 March 2004 £m	30 March 2003 £m	31 March 2002 £m
Profit and loss reserve excluding pension liability	**(126.6)**	(146.3)	(157.6)
Net pension liability	**(18.3)**	(23.6)	(9.3)
Profit and loss reserve including pension liability	**(144.9)**	(169.9)	(166.9)

f) The movement in the deficit in the pension scheme during the year

	Year ended 28 March 2004 £m	Year ended 30 March 2003 £m
Deficit in scheme at 30 March 2003	**(33.7)**	(13.3)
Movement in the year:		
Current service cost	**(2.5)**	(2.4)
Contributions payable	**2.2**	2.4
Past service cost	**3.6**	(1.5)
Other financial costs	**(1.1)**	(0.3)
Actuarial gain	**5.3**	(18.6)
Deficit in scheme at 28 March 2004	**(26.2)**	(33.7)

g) Analysis of amount (credited)/charged to operating profit

	Year ended 28 March 2004 £m	Year ended 30 March 2003 £m
Current service cost	**2.5**	2.4
Past service cost	**(3.6)**	1.5
(Credit)/charge to operating profit	**(1.1)**	3.9

h) Analysis of the amount credited to other financial income

	Year ended 28 March 2004 £m	Year ended 30 March 2003 £m
Expected return on pension scheme assets	**3.0**	3.6
Interest on pension scheme liabilities	**(4.1)**	(3.9)
Net other financial income	**(1.1)**	(0.3)

i) Analysis of amount recognised in statement of total recognised gains and losses

	Year ended 28 March 2004 £m	Year ended 30 March 2003 £m
Actual return less expected return on the Scheme's assets	**7.8**	(15.2)
Experience gains and losses arising on the Scheme's liabilities	**(0.5)**	3.1
Changes in assumptions underlying the present value of the Scheme's liabilities	**(2.0)**	(6.5)
Actuarial loss recognised in the statement of total recognised gains and losses	**5.3**	(18.6)

j) History of experience gains and losses

	Year ended 28 March 2004	Year ended 30 March 2003
Difference between the expected and actual return on the Scheme's assets:		
Amount (£m)	**7.8**	(15.2)
Percentage of the Scheme's assets	**14.9%**	(37.1%)
Experience gains and losses arising on the Scheme's liabilities:		
Amount (£m)	**(0.5)**	3.1
Percentage of the present value of the Scheme's liabilities	**(0.6%)**	4.1%
Changes in assumptions underlying the present value of the Scheme's liabilities:		
Amount (£m)	**(2.0)**	(6.5)
Total amount recognised in statement of total recognised gains and losses:		
Amount (£m)	**(5.3)**	(18.6)
Percentage of the present value of the Scheme's liabilities	**(6.7%)**	(24.9%)

Notes to the financial statements
continued

26. Contingent liabilities
In November 2001, the Company announced that it had reached agreement with the Aladdin Bank Syndicate on a release from its obligations under the Keep Well Agreement and the Completion and Performance Guarantee. In return for this release, the Company agreed to grant the Aladdin Bank Syndicate warrants to subscribe for 5% of its issued share capital. In addition, the Company agreed to pay the Aladdin Bank Syndicate the lesser of $15 million and the amount of the Aladdin senior secured debt remaining unpaid at 14 November 2008.

Following further discussions with the Aladdin Bank Syndicate, the above obligations were renegotiated and the Group agreed the settlement of all outstanding matters on 27 February 2004. Warrants over 2,421,016 shares, representing 1.6% of the Company's share capital, were issued to members of the Aladdin Bank Syndicate, exercisable from 27 August 2004 until 27 February 2011 at a price of 19.25 pence. The terms of these warrants are subject to change following the 1 for 2 rights issue of ordinary shares on 19 April 2004. Additionally, on 23 April 2004, £6.3 million was paid to the Aladdin Bank Syndicate as part of the Group's refinancing which concluded on that date.

27. Subsequent events
On 19 April 2004, the Group raised approximately £49 million (net of expenses) by way of a 1 for 2 Rights Issue of 73,692,413 new ordinary shares.

On 23 April 2004, the Group completed the refinancing of its debt facilities. All outstanding UK borrowings were repaid or replaced by a new £180.5 million financing package. This comprises £118 million of senior debt facilities maturing in April 2009, a standby facility of up to £15 million as required by the Gaming Board for Great Britain, a subordinated debt facility of up to £47.5 million and a subordinated guarantee facility of SAR48 million maturing in April 2010. Concurrently, the Group also refinanced its South African debt facilities.

Additionally on 23 April 2004, in connection with the new subordinated facility of up to £47.5 million in the UK, the Bank of Nova Scotia was granted warrants to acquire 3 per cent of the share capital of the Company. These warrants are exercisable at a price of 200 pence with a duration of eight years. They are not exercisable until the first anniversary of the initial drawdown of the subordinated facility.

ADDITIONAL INFORMATION

1. RESPONSIBILITY STATEMENT

Our Directors have seen and approved this Circular and they collectively and individually accept full responsibility for the accuracy of the information in this Circular. They confirm, after making all reasonable enquiries, that to the best of their knowledge and belief, there are no false or misleading statements or other facts which, if omitted, would make a statement in this Circular false or misleading.

The information on GIPLC and EGH in this Circular were obtained from the management and/or the Directors of GIPLC and EGH, respectively. Financial information on GIPLC and EGH were extracted from GIPLC's audited consolidated financial statements for the past five (5) financial years ended 31 December 2000 to 2004, EGH's financial statements for the past five (5) financial years ended 31 December 2000 to 2004 and EGH's latest management accounts for the three (3) months ended 31 March 2005. The only responsibility of our Directors is to ensure that the information on GIPLC and EGH are accurately reproduced in this Circular.

The information on LCI in this Circular was obtained from the management and/or the Directors of LCI. Financial information on LCI was extracted from LCI's Annual Reports from 2000 to 2004 and 2004 Interim Report. The information on LCI's material contracts and material litigation were extracted from LCI's Prospectus dated 5 March 2004 issued in relation to its rights issue ("**LCI Prospectus**"). The only responsibility of our Directors is to ensure that the information on LCI is accurately reproduced in this Circular.

2. WRITTEN CONSENTS

CIMB and AmMerchant have given and have not subsequently withdrawn their written consents to the inclusion in this Circular of their names and/or reports, letters and all references thereon in the manner and form in which they appear.

3. MATERIAL CONTRACTS

3.1 Resorts

Save as disclosed below, our Company and our subsidiaries (including Geremi), have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the two (2) years preceding the LPD:

(i) Subscription Agreement dated 1 December 2004 between us and EGH pertaining to the subscription by us of 62,500 new EGH Shares, representing 20% equity interest of the enlarged issued and paid-up share capital of EGH, for a total cash subscription price of RM7.50 million or RM120 per EGH Share.

(ii) Palomino SSPA.

(iii) GIPLC SSPA.

3.2 EGH

Save for the Subscription Agreement dated 1 December 2004 between us and EGH pertaining to the subscription by us of 62,500 new EGH Shares, representing 20% equity interest of the enlarged issued and paid-up share capital of EGH, for a total cash subscription price of RM7.50 million or RM120 per EGH Share, EGH and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the two (2) years preceding the LPD.

3.3 GIPLC

Save as disclosed below, GIPLC and its subsidiaries have informed us that they have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the two (2) years preceding the LPD:

(i) Shareholders' Agreement dated 19 January 2004 between Calidone Limited ("**CL**"), a wholly-owned subsidiary of GIPLC and Star Cruise (C) Limited ("**SCCL**"), a wholly-owned subsidiary of SCL, which in turn is a 36.35% indirect associated company of the Genting Group in respect of the proposed subscription by CL of 499,998 new ordinary shares of USD1.00 each in WorldCard International Limited ("**WCIL**") for cash at par in addition to the existing two (2) ordinary shares of USD1.00 each currently held by CL in WCIL and the proposed subscription by SCCL of 500,000 new ordinary shares of USD1.00 each in WCIL for cash at par, resulting in WCIL becoming a 50% subsidiary of CL and SCCL on that date.

(ii) Agreement dated 23 September 2004 between Coastbright Limited ("**Coastbright**"), an indirect wholly-owned subsidiary of GIPLC, GIPLC, Gala Casinos Limited Lydiashourne Limited ("**Lydiashourne**") and Gala Group Limited in respect of the sale by Lydiashourne and purchase by Coastbright of the Maxims casino business of Lydiashourne situated at Palace Gate, Kensington, London for a total purchase consideration of GBP10.5 million subject to the conditions stipulated therein.

(iii) Loan Agreement dated 22 November 2004 between GIPLC and DBS Bank Ltd, Labuan branch in respect of the Term Loan facility of USD100 million granted by the said Bank to GIPLC.

(iv) Joint Venture Deed dated 23 November 2004 between Stanley Casinos Holdings Limited ("**SCHL**"), Palomino Sun (UK) Limited ("**PSUKL**"), an indirect wholly-owned subsidiary of GIPLC, Stanley Genting Casinos Limited ("**SGCL**"), Stanley Leisure and GIPLC in respect of the joint venture between SCHL and PSUKL, as 50:50 shareholders of SGCL for the development of regional casinos in the UK.

(v) Put Option Deed dated 23 November 2004 between Stanley Casinos Limited ("**StanCL**"), PSUKL and GIPLC in respect of the grant by PSUKL to StanCL, the right to put to PSUKL a minimum of 50% of the SGCL GBP9,925,000 loan notes issued to StanCL pursuant to the Stanley Casinos (Leeds) Limited Trust Deed dated 23 November 2004 between StanCL and SGCL and in respect of the guarantee by GIPLC of the obligations of PSUKL under the aforesaid Put Option Deed.

(vi) Share Transfer Agreement dated 23 November 2004 between Palomino Sun Limited ("**PSL**"), an indirect wholly-owned subsidiary of GIPLC and Lord Steinberg in respect of the acquisition by PSL of 8,000,000 Stanley Leisure Shares for a total purchase consideration of GBP36 million from Lord Steinberg to be satisfied by cash.

(vii) Investment and Shareholders' Deed dated 23 November 2004 between Coastbright, Genting International (UK) Limited ("**GIUK**"), an indirect wholly-owned subsidiary of GIPLC and the penultimate holding company of Coastbright, Stanley Leisure and GIPLC in respect of the transfer by GIUK of 50% equity stake in Coastbright to Stanley Leisure for a total consideration of between GBP5.85 million and GBP6.85 million, to be determined following due diligence by Stanley Leisure, and to be satisfied through the issuance of up to 1,522,222 new Stanley Leisure Shares at GBP4.50 per share.

(viii) Palomino SSPA.

(ix) SSPA dated 6 May 2005 between GOHL and Palomino in respect of the disposal of GOHL's 2.80% equity interest in Stanley Leisure, comprising 3,620,086 Stanley Leisure Shares for a consideration of GBP18,916,615 representing 522.546 pence per Stanley Leisure Share to Palomino, to be satisfied through the issuance of 196,293,471 new GIPLC Shares at an issue price of USD0.183 per GIPLC Share.

(x) GIPLC SSPA.

(xi) SSPA dated 13 May 2005 between GOHL and GIPLC in respect of the disposal of GOHL's entire equity interest in Sedby for a consideration of USD18.40 million to GIPLC, which will effectively dispose of its 80% equity interest in EGH, comprising 250,000 EGH Shares, to be satisfied through the issuance of 104,545,455 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share.

3.4 LCI

The following is a summary, as extracted from the LCI Prospectus, of the principal contents of each material contract (not being a contract entered into in the ordinary course of business), which has been entered into by LCI and/or its subsidiaries within the two (2) years preceding 5 March 2004 (being the date of the LCI Prospectus) or which contains any provision under which LCI and/or its subsidiaries has any obligation or entitlement which is material to the LCI Group as at 5 March 2004 (being the date of the LCI Prospectus):

(i) Palm Beach Disposal Agreement

Under a disposal agreement ("**Palm Beach Disposal Agreement**") dated 1 May 2003 between London Clubs Management Limited ("**London Clubs Management**"). Stanley Casinos Limited ("**StanCL**") and Stanley Leisure, StanCL conditionally agreed to purchase from London Clubs Management the entire issued share capital of Palm Beach for a cash consideration of GBP36,250,000 less the inter-company indebtedness of Palm Beach to the LCI Group. The acquisition was completed on 22 May 2003. StanCL procured that Palm Beach repaid the inter-company indebtedness immediately following completion of the acquisition. The LCI Group employees who were employed by Palm Beach transferred to StanCL on the date of completion of the acquisition.

The obligations of StanCL under the Palm Beach Disposal Agreement are guaranteed by Stanley Leisure.

Under the Palm Beach Disposal Agreement, London Clubs Management gave certain warranties in relation to Palm Beach in favour of StanCL together with certain specific indemnities in relation to taxation and employee liabilities. The warranties and indemnities given in the Palm Beach Disposal Agreement are usual in an agreement such as the Palm Beach Disposal Agreement involving the sale of all the issued shares of a company.

The Palm Beach Disposal Agreement contains certain limitations on Palm Beach's liabilities under the warranties and indemnities given, including:

(a) a cap on the total liability under the warranties and the tax indemnities of the total consideration paid; and

(b) usual time limits for bringing claims under the warranties and the tax indemnities.

Any claim brought under the non-tax warranties must be notified within 12 months of the date of completion and any claim under the tax warranties or the tax indemnities must be notified within seven (7) years of the date of completion.

London Clubs Management has undertaken that it and any member of the LCI Group will not, amongst other things:

(a) for a period of 18 months following the date of completion, apply for a new gaming licence in respect of premises that are within a radius of 400 metres from the present premises of the Palm Beach Club casino at 30 Berkeley Street, London W1; and

(b) for a period of two (2) years following the date of completion, use any business which competes with Palm Beach, any names which include the Palm Beach name or any trade mark which is confusingly similar to it.

(ii) 50 St James Transaction

Between 24 June 2003 and 24 July 2003, pursuant to a series of contracts ("**50 St James Agreement**"), the LCI Group (i) established a joint venture arrangement with Celebrity Gaming Limited ("**Celebrity Gaming**"), a company owned and controlled by Robert Earl, to redevelop and reposition its 50 St James business, (ii) varied the lease of its property at 50 St James, London SW1A 1JT ("**50 St James Property**"), (iii) assigned the lease to a newly created joint venture company named Recasino Limited *(now renamed as 50 St James Limited ("**50 SJL**"))* formed by LCI and Celebrity Gaming, and (iv) sold the LCI Group's freehold interest in the 50 St James Property to Bernard Costelloe, Liam Maye, Joe O' Reilly and Castout Limited (collectively, the "**Freehold Purchaser**") subject to and with the benefit of the casino for a cash consideration of GBP25,547,000.

The rent payable under the lease as varied is GBP1,856,250 per annum subject to review on 25 December 2008 and thereafter every five (5) years.

The Freehold Purchaser agreed to provide GBP5,000,000 for the refurbishment of the 50 St James Property and, when this has been drawn down by 50 SJL, the rent will increase to GBP2,200,000 per annum.

A rent deposit of GBP2,200,000 has been paid jointly by LCI and Celebrity Gaming.

A joint venture shareholders agreement was entered into between London Clubs Management (a wholly-owned subsidiary of LCI), Celebrity Gaming and 50 SJL for the purpose of setting out the terms governing each party's relationship as shareholders of 50 SJL. Under the terms of this shareholders agreement, it was agreed that 50 SJL would be owned 50.001% by London Clubs Management and 49.999% by Celebrity Gaming. All profits of the business carried out at the 50 St James Property would accrue for the benefit of 50 SJL. It was further agreed that each of London Clubs Management and Celebrity Gaming would be responsible for contributing a percentage (in proportion to their investments in 50 SJL) of the one (1) year's rent deposit payable under the terms of the lease in respect of the 50 St James Property.

Under a business transfer agreement, 50 SJL acquired from a company formerly known as 50 St James Limited *(now known as 50 St James Management Limited ("**50 SJML**"))*, a subsidiary of LCI, the business carried out at the 50 St James Property. The assets transferred comprised the stocks, goodwill, the business name, the intellectual property rights relating to the business and the burden of all contractual arrangements. In consideration, 50 SJL paid the sum of GBP1, plus the cost of stocks.

The gaming licence in relation to the 50 St James Property remained with 50 SJML. A management agreement was entered into between 50 SJML and 50 SJL whereby 50 SJML was vested with the sole and exclusive general control and management of the gaming operations at the 50 St James Property. In consideration of the services provided by 50 SJML pursuant to the terms of the management agreement, 50 SJL has agreed to reimburse 50 SJML on a monthly basis for all remuneration, payments and expenses incurred in providing head office and accounting and administration services for the benefit of the casino.

While 50 SJML has retained the gaming licence in relation to the 50 St James Property and, under the management agreement, has retained responsibility for the gaming operations, the shareholders agreement provides that Celebrity Gaming has responsibility for the entertainment, restaurant and bar facilities at the 50 St James Property, although any decisions concerning subcontracting these services to third parries or engaging consultants or management companies to provide any of these services will be decided upon by both London Clubs Management and Celebrity Gaming. In the event of a change of control in LCI, Celebrity Gaming will be able to exercise its right to require London Clubs Management to purchase its interest in 50 SJL at market value.

(iii) ***Keep-Well Settlement Agreement***

Under the terms of a keep-well settlement agreement ("**Keep-Well Settlement Agreement**") dated 31 October 2001 between LCI and the lenders to Aladdin which owned Aladdin Resort & Casino ("**Aladdin Banks**"), LCI secured a release from the financial obligations it owed to the Aladdin Banks under the Keep-Well Agreement dated 26 February 1998. In return, LCI agreed to pay the Aladdin Banks the lesser of USD15 million and the amount of the senior secured debt owed to the Aladdin Banks and remaining unpaid as at 31 October 2008, if any. This sum, termed the Contingent Subordinated Obligation, was not to be payable until such date, was not to accrue interest, was unsecured and was subordinated to LCI's existing borrowings. LCI also agreed to co-operate with the Aladdin Banks in connection with the ongoing operation of Aladdin and the related Chapter 11 bankruptcy proceedings.

LCI further agreed to grant warrants to the Aladdin Banks to subscribe for such number of LCI Shares which equal in number 5% of its current issued share capital. Such warrants were to be exercisable only to the extent that the market price of the LCI Shares exceeded 50 pence per share. The price per share at which such LCI Shares were to be subscribed was to be equal to the mid-market price of LCI's listed shares on a date to be agreed. Such warrants were to expire seven (7) years from the date of issuance.

(iv) ***Amended and Restated Keep-Well Settlement Agreement***

On 27 February 2004, under the terms of an Amended and Restated Keep-Well Settlement Agreement, the terms of the Keep-Well Settlement Agreement were amended to reflect the terms of the Warrant Instrument, summarised in paragraph (v) below, and to extinguish the Contingent Subordinated Obligation in consideration of a cash payment of USD2 million, to be paid by LCI to the Aladdin Banks on 20 April 2004.

(v) ***Warrant Instrument***

Under the terms of an instrument by way of deed poll executed by LCI on 27 February 2004 ("**Warrant Instrument**"), LCI has agreed to issue to the Aladdin Banks warrants ("**Warrants**") to subscribe for a total of 2,421,016 LCI Shares at 19.25 pence ("**Exercise Price**") (subject to adjustment in certain circumstances including in connection with LCI's rights issue ("**LCI Rights Issue**")). The Warrants may not be exercised unless the price of the LCI Shares exceeds 50 pence per LCI Share ("**Strike Price**"). The Strike Price is subject to similar adjustments to those applicable to the Exercise Price. No adjustment will result in an increase of the Exercise Price or the Strike Price.

The Warrants, which are in registered form but will not be listed, are exercisable at any time (in whole or in part) from 27 August 2004 until 27 February 2011. There are restrictions in the Warrant Instrument to ensure that all transfers, and issues of LCI Shares on exercise, are made in accordance with applicable United States of America securities laws. LCI Shares arising on the exercise of Warrants will be issued with a right to receive any dividends and other distributions declared, made or paid on the LCI Shares with a record date after the relevant exercise date.

Under the Warrant Instrument, an adjustment agent ("**Adjustment Agent**") is to be appointed. The duties of the Adjustment Agent are to certify adjustments to the terms of the Warrants, including the Exercise Price and the number of LCI Shares to be issued on

the exercise of the Warrants in certain circumstances (in compliance with the Companies Act, 1985 of the UK). No such adjustment would be permitted which would cause LCI Shares to be issued at a discount.

The principal adjustment events are:

(a) a distribution other than a rights issue on a cash dividend out of distributable profits, in which case the Exercise Price will be adjusted *pro rata* to the change in the price of the LCI Shares on the record date for such distribution;

(b) on a rights issue, as the Adjustment Agent thinks fair; and

(c) on a bonus issue to shareholders, as the Adjustment Agent thinks fair.

The Warrants will lapse on the liquidation of LCI.

(vi) Disposal of London Clubs Nevada Inc.

LCI entered into an agreement on 12 November 2003, whereby the entire issued share capital of London Clubs Nevada Inc. ("**LCNI**"), a wholly-owned subsidiary of LCI which held shares in Aladdin Resort & Casino was sold to Barlinroy Limited ("**Barlinroy**") for a total consideration of USD1.00. Barlinroy is 100% owned by three (3) executive Directors of LCI, Barry Hardy, Linda Lillis and Roy Ramm. These Directors are fully indemnified against any claim that may at any time be brought against any of them or any losses incurred as a result of this transaction or the ownership of Aladdin Resort & Casino. This indemnity does not give rise to any additional exposure for LCI. As a result of the Amended and Restated Keep-Well Settlement Agreement described in paragraph (iv) above, the LCI Group has successfully limited its exposure to the Aladdin Banks. Consequently, by transferring LCNI to the three (3) executive Directors and indemnifying them in respect of such transaction, LCI incurs no additional liability. The sole purpose of this transaction is to remove the obligation on LCI's shareholders with a shareholding of 10% or more to comply with the licensing and information requirements of Nevada law. Completion of the sale of the shares in LCNI took place on 20 February 2004.

(vii) Amendments, Waiver and Consent Agreement to the Note Purchase Agreements

Four (4) separate amendment, waiver and consent agreements, dated 26 February 1998, 30 July 2001, 30 July 2002 and 12 September 2003 respectively, were entered into between LCI and the current holders of promissory notes issued pursuant to note purchase agreements dated 30 June 1997, whereby the holders of such promissory notes agreed to waive certain financial covenants (such as in relation to maintaining certain financial ratios) to prevent the potential occurrence of certain events of default under the terms of the aforementioned note purchase agreements and to agree to certain amendments to such note purchase agreements in respect of, *inter alia,* additional information provisions, the development of a business plan to accommodate the proposed deregulation of the UK gaming industry as set out in the draft Gambling Bill of the UK published on 19 November 2003, to assess the feasibility of a rights issue, to work on a strategy with noteholders to create an appropriate capital structure based on a refinancing of LCI's debt facilities and the provision of security by way of fixed and floating charges over all UK assets as granted to all its lenders.

(viii) New Share Warrant Instrument

Under the terms of a draft instrument by way of deed poll to be executed by LCI on the date of first drawdown under the loan facilities with The Bank of Nova Scotia ("**NSWarrant Instrument**"), LCI will agree to issue to The Bank of Nova Scotia warrants ("**NSWarrants**") to subscribe for a total of 6,632,317 LCI Shares at 200 pence per share ("**Exercise Price**") (subject to adjustment in certain circumstances).

The NSWarrants, which will be in registered form but will not be listed, will be exercisable at any time (in whole or in part) for a period of eight (8) years from the first anniversary date of drawdown under the Subordinated Loan Agreement, being a GBP47.5 million amended and restated subordinated term loan facility, which agreement incorporates a South African Rand 48 million guarantee facility in respect of the otherwise non recourse borrowing of LCI's South African subsidiary between LCI and The Bank of Nova Scotia dated 5 March 2004 (originally dated 30 July 2002). LCI Shares arising on the exercise of NSWarrants will carry the right to receive any dividends and other distributions declared, made or paid on the LCI Shares with a record date after the relevant exercise date.

Under the NSWarrant Instrument, adjustments will be made to the terms of the NSWarrants, including the exercise price and the number of LCI Shares to be issued on the exercise of the NSWarrants in certain circumstances. No such adjustment would be permitted which would cause LCI Shares to be issued at a discount.

The principal adjustment events will be the issue of shares by way of capitalisation of profits, consolidations or subdivisions of shares or rights issues. The NSWarrants will lapse on the liquidation of LCI.

(ix) ***Underwriting Agreement***

An underwriting agreement ("**Underwriting Agreement**") dated 5 March 2004 has been entered into between LCI and the N M Rothschild & Sons Limited ("**Rothschild**") and Panmure Gordon, a division of Lazard & Co Ltd ("**Panmure**") ("**Underwriters**"). Pursuant to the Underwriting Agreement, each of the Underwriters has severally agreed, subject to certain conditions, to underwrite 50% of the issue of the new LCI Shares to be issued pursuant to the LCI Rights Issue ("**New LCI Shares**") at the issue price of 70 pence per New LCI Share ("**Issue Price**") and LCI has agreed to pay the Underwriters the following commissions (plus applicable value added tax):

(a) an underwriting commission of 0.5% of the aggregate value of the New LCI Shares at the Issue Price (the "**Aggregate Subscription Price**");

(b) a commitment commission of 0.5% of the Aggregate Subscription Price in respect of the period from and including the date of the Underwriting Agreement up to but excluding the date falling 30 days after the date of the Underwriting Agreement;

(c) a further commitment commission of 0.125% of the Aggregate Subscription Price for each subsequent seven (7) day period or part thereof during the period of the underwriting commitment; and

(d) a further commitment commission of 0.75% of the Aggregate Subscription Price.

The Underwriters intend to enter into certain sub-underwriting arrangements in respect of some or all of the New LCI Shares. Due to the size of the Rights Issue, the sub-underwriting will not be offered to tender. Out of the commissions payable by LCI to the Underwriters, the Underwriters will pay certain sub-underwriting commissions (to the extent that sub-underwriters are or have been procured).

In addition to the above commissions, LCI has agreed to pay a broking commission of 1% of the Aggregate Subscription Price to Panmure and a corporate advisory fee of GBP500,000 to Rothschild (each plus applicable value added tax).

The Underwriting Agreement, which contains certain customary warranties and indemnities in relation to the LCI Prospectus and the business of LCI given by LCI to the Underwriters (which warranties and indemnities are not limited by reference to time or value), is conditional, *inter alia,* upon:

(a) the passing of the first resolution as set out in the Notice of EGM of LCI enclosed in the LCI Prospectus; and

(b) Admission occurring by not later than 8.00 a.m. on 30 March 2004.

The Underwriting Agreement also contains customary provisions entitling the Underwriters to terminate their obligations prior to admission of the New LCI Shares to the Official List and to trading on the London Stock Exchange ("**Admission**") if LCI breaches any of its obligations under the Underwriting Agreement or if any of the warranties contained in the Underwriting Agreement were, when given, untrue, inaccurate or misleading, or would have been untrue, inaccurate or misleading if such warranties had been repeated at any time before Admission by reference to the facts and circumstances then subsisting. In such circumstances, LCI will pay to the Underwriters the commissions and fees described above, and all the expenses and disbursements due to each of the Underwriters under the Underwriting Agreement.

Additionally, if at any time before Admission any government regulation or other occurrence which in the reasonable opinion of either of the Underwriters will or is reasonably likely to seriously and adversely affect the business of the Group or any national or international political, economic or financial event or situation has occurred which, in the reasonable opinion of either of the Underwriters, makes the success of the LCI Rights Issue doubtful or makes it impracticable or inadvisable to proceed, then the Underwriters may terminate the Underwriting Agreement by notice to LCI served at any time prior to Admission. In such circumstances, LCI will pay to the Underwriters all the expenses and disbursements due to each of them under the Underwriting Agreement.

(Source: Extracted from the LCI Prospectus)

4. MATERIAL LITIGATION

4.1 Resorts

As at the LPD, our Company and our subsidiaries (including Geremi), are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant and we do not have any knowledge of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect our financial position or business.

4.2 EGH

As at the LPD, EGH and its subsidiaries, are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant and their Directors do not have any knowledge of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect their financial position or business.

4.3 GIPLC

As at the LPD, GIPLC and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant and their Directors do not have any knowledge of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect their financial position or business.

4.4 LCI

Neither LCI nor its subsidiaries is, or has been engaged in any legal or arbitration proceedings, either by or against them which may have, or have had during the 12 months preceding 5 March 2004 (being the date of the LCI Prospectus), a significant effect on the financial position of the LCI Group, nor so far as the Directors of LCI are aware, are any such proceedings pending or threatened by or against any member of the LCI Group.

(Source: Extracted from the LCI Prospectus)

5. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at our registered office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur during office hours on Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the EGM:

(i) Memoranda and Articles of Association of Resorts, Geremi, EGH and GIPLC;

(ii) Our audited consolidated financial statements for the past two (2) financial years ended 31 December 2003 and 2004;

(iii) Audited financial statements of EGH for the financial year ended 31 December 2003 and audited consolidated financial statements of EGH for the financial year ended 31 December 2004;

(iv) Unaudited interim results of EGH for the three (3) months ended 31 March 2005;

(v) Audited financial statements of Geremi for the financial period from 14 October 2004 to 31 December 2004;

(vi) Unaudited interim results of Geremi for the four (4) months ended 30 April 2005;

(vii) Audited financial statements of GIPLC for the past two (2) financial years ended 31 December 2003 and 2004;

(viii) Audited financial statements of LCI for the past two (2) financial years ended 30 March 2003 and 28 March 2004;

(ix) Unaudited interim results of LCI for the six (6) months ended 26 September 2004;

(x) AmMerchant's independent advice letter as set out in Part B of this Circular;

(xi) Letters of consent referred to in Section 2 above; and

(xii) Material contracts referred to in Section 3 above (save for LCI);

The Memorandum and Articles of Association of LCI and the material contracts in respect of the LCI Group are not made available for inspection, as we do not have access to these documents.



RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("**EGM**") of Resorts World Bhd ("**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting ("**AGM**") of the Company, whichever is later, or at any adjournment. The AGM will be held at the same venue and on the same day at 3.00 p.m., or at any adjournment. The EGM will be held for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED DISPOSAL BY RESORTS WORLD LIMITED ("RWL"), AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD BHD, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED ("GEREMI") TO GENTING INTERNATIONAL PLC ("GIPLC") FOR A CONSIDERATION OF UNITED STATES DOLLAR ("USD") 4.6 MILLION TO BE SATISFIED THROUGH THE ISSUANCE OF 26,136,364 NEW ORDINARY SHARES OF USD0.10 EACH IN GIPLC ("GIPLC SHARE") AT AN ISSUE PRICE OF USD0.176 PER GIPLC SHARE ("PROPOSED DISPOSAL")

"**THAT** authority be and is hereby given to the Company to authorise Sierra Springs Sdn Bhd ("SS"), a wholly-owned subsidiary of the Company to authorise RWL, a wholly-owned subsidiary of SS, to enter into arrangement(s) and/or agreement(s) for the disposal by RWL to GIPLC of its entire equity interest in Geremi, comprising two (2) ordinary shares of USD1.00 each, for a consideration of USD4.6 million to be satisfied by the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share **AND THAT** the Directors of the Company, SS and RWL be and are hereby authorised to take all such steps and to enter into and execute all commitments, transactions, deeds, agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and give full effect to the Proposed Disposal with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments, as may be required by any relevant authority/authorities and/or any amendments, variations and/or modifications as they may deem fit, necessary, expedient and/or appropriate in the interest of the Company and/or any of its aforesaid subsidiaries as may be approved by any relevant authority/authorities if such approval(s) are required."

BY ORDER OF THE BOARD

Tan Wooi Meng
Company Secretary

Kuala Lumpur, Malaysia
13 June 2005

Notes:

1. *A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies (but not more than two (2)) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the above meeting or at any adjournment.*

2. *In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.*



RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

FORM OF PROXY

(Before completing the form please refer to the notes overleaf)

"A" I/We .... NRIC No. /Co. No. ....
(FULL NAME IN BLOCK CAPITALS)

of ....
(ADDRESS)

being a member of RESORTS WORLD BHD ("**Company**"), hereby appoint

.... NRIC No. ....
(FULL NAME)

of ....
(ADDRESS)

or failing him .... NRIC No. ....
(FULL NAME)

of ....
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting of the Company which will be held at the same venue and on the same day at 3.00 p.m., whichever is later, or at any adjournment.

"B" Where it is desired to appoint a second proxy, this section must also be completed, otherwise it should be deleted.

I/We .... NRIC No. /Co. No. ....
(FULL NAME IN BLOCK CAPITALS)

of ....
(ADDRESS)

being a member of RESORTS WORLD BHD, hereby appoint

.... NRIC No. ....
(FULL NAME)

of ....
(ADDRESS)

or failing him .... NRIC No. ....
(FULL NAME)

of ....
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held on Tuesday, 28 June 2005 at 4.00 p.m. or immediately following the conclusion or adjournment (as the case may be) of the 25th Annual General Meeting of the Company which will be held at the same venue and on the same day at 3.00 p.m., whichever is later, or at any adjournment.

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands, *First Proxy "A"/ *Second Proxy "B" shall vote on my/our behalf.

My/our proxy/proxies shall vote as follows:

	FIRST PROXY "A"		SECOND PROXY "B"	
	FOR	**AGAINST**	**FOR**	**AGAINST**
ORDINARY RESOLUTION Proposed Disposal				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion).

Signed this .... day of 2005

Number of shares held	

....

Signature of Member

* *Delete if inapplicable.*

Notes:

1. *A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two (2)) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two (2) proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. This instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment.*

2. *In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

COMPANY SECRETARY
RESORTS WORLD BHD
24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

1st fold here

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BAYARAN POS JELAS
POSTAGE PAID
PEJABAT POS BESAR
KUALA LUMPUR
MALAYSIA
NO. WP 0722

Genting Management and Consultancy Services Sdn. Bhd. (112896-T)
23rd Floor, Wisma Genting, Jalan Sultan Ismail
50250 Kuala Lumpur, MALAYSIA